18/21 St Stephen's Green
Dublin 2
Ireland
SWIFT: AngoIE2D
Website: www.angloirishbank.com
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

BEST AVAILABLE COPY

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED DEC 26 2007 WASH, DC 186

SUPPL

19th December 2007

Re: Anglo Irish Bank Corporation Plc File No. 82-3791
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

PROCESSED
JAN 03 2008
THOMSON
FINANCIAL

07028776

Yours faithfully,
ANGLO IRISH BANK

Natasha Mercer
Group Company Secretary

Encls

dlw 12/28

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
1 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 3,825 new ordinary shares
11 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 1,495,700 new ordinary shares
11 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 143 new ordinary shares
18 May 2007	Statutory Form B4 – Notice of increase in Authorised Capital – 17 May 2007
18 May 2007	Amendment to Memorandum & Articles of Association
18 May 2007	Statutory Form G1 – Annual General Meeting
25 May 2007	Form B18 – Registration of a Prospectus
29 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 23,999 new ordinary shares
29 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 30,000 new ordinary shares
28 May 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 50,000 new ordinary shares
11 June 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 70,000 new ordinary shares
18 June 2007	Statutory Form B10 – Change of Director/Secretary Details
20 June 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 45,660 new ordinary shares

9 July 2007	Statutory Form B10 – Change of Director/Secretary Details
24 July 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 13,474 new ordinary shares
30 July 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 25,413 new ordinary shares
9 July 2007	Statutory Form B10 – Change of Director/Secretary Details
6 September 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 76,950 new ordinary shares
23 October 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 11,770 new ordinary shares
23 October 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 21,368 new ordinary shares
23 October 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 30,000 new ordinary shares
23 October 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 278,018 new ordinary shares
26 October 2007	Form B18 – Registration of a Prospectus
5 November 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 100,000 new ordinary shares
23 November 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 2,949 new ordinary shares
11 December 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 51,210 new ordinary shares
11 December 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 50,000 new ordinary shares

11 December 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 28,577 new ordinary shares
11 December 2007	Statutory Form B5 – Return of Allotments/Companies Capital Duty 2,625,000 new ordinary shares
11 December 2007	Statutory Form B10 – Change of Director/Secretary Details

STOCK EXCHANGE

DATE	ANNOUNCEMENT
27 April 2007	Block Listing Review
3 May 2007	Brochure of Particulars
4 May 2007	Holding(s) in Company
4 May 2007	Holding(s) in Company
10 May 2007	Interim Results Announcement
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
11 May 2007	Dealing by Director and Person discharging Managerial responsibilities
15 May 2007	Holding(s) in Company
18 May 2007	Holding(s) in Company
22 May 2007	Document availability - Interim Report
24 May 2007	Announcement of Dividend Payment

24 May 2007	Announcement of Dividend Payment
29 May 2007	Holding(s) in Company
5 June 2007	Holding(s) in Company
8 June 2007	Holding(s) in Company
9 June 2007	Document Availability
20 June 2007	Dealing by Director and Person discharging Managerial responsibilities
20 June 2007	Dealing by Director and Person discharging Managerial responsibilities
27 June 2007	Dealing by Director and Person discharging Managerial responsibilities
3 July 2007	Total Voting Rights
5 July 2007	Brochure of Particulars
9 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities
17 July 2007	Dealing by Director and Person discharging Managerial responsibilities

19 July 2007	Dealing by Director and Person discharging Managerial responsibilities
31 July 2007	Holding(s) in Company
31 July 2007	Total Voting Rights
3 August 2007	Holding(s) in Company
7 August 2007	Holding(s) in Company
10 August 2007	Holding(s) in Company
10 August 2007	Holding(s) in Company
16 August 2007	Holding(s) in Company
21 August 2007	Holding(s) in Company
22 August 2007	Amendment
31 August 2007	Total Voting Rights
3 September 2007	Directorate Change
3 September 2007	Holding(s) in Company
5 September 2007	Trading Statement
5 September 2007	Holding(s) in Company
17 September 2007	Holding(s) in Company
28 September 2007	Total Voting Rights
18 October 2007	Holding(s) in Company
26 October 2007	Holding(s) in Company
26 October 2007	Holding(s) in Company
31 October 2007	Total Voting Rights
20 November 2007	Notice of Final Results
22 November 2007	Buyback & Cancellation
23 November 2007	Buyback & Cancellation

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL | RECEIPT No.

2 MAY 2007 5 1 3

1840

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 23rd April 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Dymphna Nolan 43 Glencairn Drive, Leopardstown, Dublin 18	Ordinary 0.16	2,357
Ms Karin D Ford PO Box 26954, Dubai, U.A.E	Ordinary 0.16	509
Mr Steve Corrin 98 Summerhill Road, Onchan, Isle of Man	Ordinary 0.16	959

C.R.O.
1 MAY 2007

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/F8

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,357	Ordinary	€0.16	€0.89625	€2,112.46
509	Ordinary	€0.16	€8.90	€4,530.10
959	Ordinary	€0.16	€7.135	€6,842.47

Denomination ______

Conversion Rate, if any ______

Total value of consideration: €13,485.03

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5, is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 23rd April 2007

Name *Block letters please* Natasha Mercer

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 29 November 2005

notes one and two or made from ____ to ____

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from section C	€14,560.62		1. Amount/Denomination
+			
2. Total from section D	€nil		2. Conversion Rate
3. Total 1 + 2 above	€14,560.62		3. Amount in €
4. Expenses *note five*	€nil		
5. Total 3 - 4	€14,560.62		

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of Invoices/ receipts must be submitted with this form.

Greater amount of boxes E5 or F3

€14,560.62

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€72.80 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €72.80 [TOTAL CCD]

+

€15 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €87.80

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

14 MAY 2007 5 1 4

6331

COMPANIES REGISTRATION OFFICE

Companies Acts 1963 to 2005

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

C.R.O.
11 MAY 2007

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 10th May 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr David Drumm C/o Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephen's Green, Dublin 2	Ordinary 0.16	200,000
Mr William McAteer 4 Auburn Villas, Rathgar, Dublin 6	Ordinary 0.16	500,000
Mr Pat Whelan 24 Abington, Malahide, Co Dublin	Ordinary 0.16	200,000
Mr Matt Moran 26 Ormond Road, Rathmines, Dublin 6	Ordinary 0.16	100,000
Mr Joe McWilliams 59 Rathasher Height, Naas, Co Kildare	Ordinary 0.16	50,000
Mr Peter Butler Fortrose, St Vincent Road, Greystones, Co Wicklow	Ordinary 0.16	200,000
Mr Anthony Campbell 324 Warren Street, Brookline, MA 02445, USA	Ordinary 0.16	245,700

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359 Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
850,000	Ordinary	€0.16	€4.675	€3,973,750.00
500,000	Ordinary	€0.16	€6.30	€3,150,000.00
145,700	Ordinary	€0.16	€1.18	€171,926.00

Denomination

Conversion Rate, If any

Total value of consideration: €7,295,676.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registor of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number 22045

Date of allotments(s) made on 29 November 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C	€14,560.62
2. Total from section D	€nil
3. Total 1 + 2 above	€14,560.62
4. Expenses *note five*	€nil
5. Total 3 - 4	€14,560.62

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

F

Nominal value of shares allotted

	1. Amount/Denomination
	2. Conversion Rate
	3. Amount in €

Greater amount of boxes E5 or F3

€14,560.62

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€72.80 [TOTAL DUTY]

+

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days — € 0.00 [INTEREST]

Note six

Total Due(CCD) €72.80 [TOTAL CCD]

+

€15 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €87.80

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Signature [signature] Date 10th May 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID
14 MAY 2007 5-1-4
6330
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts, 1963 to 2005

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

C.R.O.
11 MAY 2007

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) made on 4th May 2007
notes one and two
or made from to

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Niall Byrne 112 Hillside, Dalkey, Co Dublin	Ordinary 0.16	143

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(I) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
143	Ordinary	€0.16	€8.90	€1,272.70

Denomination

Conversion Rate, If any

Total value of consideration: €1,272.70

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 4th May 2007

Name *Block letters please* **Natasha Mercer**

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number 22045

Date of allotments(s) made on 29 November 2005

notes one and two or made from to

E

Value of assets contributed or to be contributed

1. Total from section C	€14,560.62
2. Total from section D	€nil
3. Total 1 + 2 above	€14,560.62
4. Expenses *note five*	€nil
5. Total 3 - 4	€14,560.62

F

Nominal value of shares allotted

	1. Amount/Denomination
	2. Conversion Rate
	3. Amount in €

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

Greater amount of boxes E5 or F3

€14,560.62

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€72.80 [TOTAL DUTY]

\+ \+

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days *Note six* € 0.00 [INTEREST]

Total Due(CCD) €72.80 [TOTAL CCD]

\+

€15 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €87.80

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

Notice of increase in authorised capital

Section 70 Companies Act 1963
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

FEE PAID IN FULL | RECEIPT No
17 MAY 2007 5 1 5
2522
COMPANIES REGISTRATION OFFICE

CRO receipt date stamp

Companies Acts 1963 to 2003

B4

Company number: 22045

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*: Anglo Irish Bank Corporation plc Limited

Authorised share capital

Date of resolution to increase: Day 02 Month 02 Year 2007

Existing authorised capital: €/_ €171,600,000, Stg£50,000,000 & US$50,000,000

\+

Value of increase of authorised capital: €/_ €70,400,000

=

Total authorised capital: €/_ €242,000,000, Stg£50,000,000 & US$50,000,000

Division of additional authorised capital

Class of shares	Number of shares	Authorised value per share €/_
Ordinary	440,000,000	€0.16

Conditions attaching to new shares *note one*: To rank pari passu in all respects with the existing Ordinary Shares in the capital of the Company

Certification

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B4.

Signature [signature]

Name *in bold capitals or typescript*: Natasha Mercer

☐ Director ☑ Secretary *note two*

Date: 17th May 2007

Presenter details

Name: Anglo Irish Bank Corporation plc
Address: Stephens Court, 18/21 St. Stephen's Green, Dublin 2
DX number: | DX exchange:
Telephone number: 616 2000 | Fax number: 616 2456
E-mail: | Reference number: NM/MK/KF

Form effective date: 15 February 2005

NOTES ON COMPLETION OF FORM B4

These notes should be read in conjunction with the relevant legislation.

General This form must be completed correctly, in full and in accordance with the following notes. Every section of the form must be completed. Where "not applicable", "nil" or "none" is appropriate, please state.
Where €/__ appears, please delete as appropriate. Where /__ applies, give the relevant currency, if not euro.
Where the space provided on Form B4 is considered inadequate, for example the use of multiple currencies, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.
A resolution and amended memorandum and articles of association must accompany this form.

note one For example, voting rights, dividend rights, winding up rights, etc. If any of the new shares are preference shares, state whether they are redeemable or not.

note two Tick the relevant box(es). This form must be certified by a current officer of the company.

Further information

CRO address When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1

DX 145001 Parnell House

Payment If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B4 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001). Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B4, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

THE COMPANIES ACTS 1963 TO 2006

COMPANY LIMITED BY SHARES

Memorandum and Articles of Association

OF

ANGLO IRISH BANK CORPORATION PLC

(Incorporating all amendments up to and including 2nd February 2007)

ANGLO IRISH BANK

No. 22045

Certificate of Incorporation

I HEREBY CERTIFY that CITY OF DUBLIN BANK LIMITED is this day Incorporated under the Companies Acts 1908 to 1959 and that the Company is Limited.

GIVEN under my hand at Dublin, this Seventeenth day of November, One thousand nine hundred and sixty-four.

Fees and Deed Stamps	£ 38	0	0
Stamp Duty on Capital	£625	0	0

J. Richardson
Registrar of Joint Stock Companies

No. 22045

Certification of Incorporation on Re-registration as a Public Limited Company

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. is this day re-registered under the Companies Acts 1963 to 1983 and that the Company is a Public Limited Company.

GIVEN under my hand at Dublin, this Ninth day of December, One Thousand Nine Hundred and Eighty-Three.

R. BURKE
Registrar of Companies

No. 22045

Certification of Incorporation on Change of Name

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. having, by a Special Resolution of the Company, and with the approval of the MINISTER FOR INDUSTRY AND COMMERCE, changed its name, is now incorporated as a limited company under the name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY and I have entered such name on the Register accordingly.

GIVEN under my hand at Dublin, this Thirty-first day of December, One Thousand Nine Hundred and Eighty-six.

R. BURKE,
Registrar of Companies

THE COMPANIES ACTS 1963 TO 2006

COMPANY LIMITED BY SHARES

Memorandum of Association

—OF—

Anglo Irish Bank Corporation PLC

(Incorporating all amendments up to and including 2nd February 2007)

1 The name of the Company is ANGLO IRISH BANK CORPORATION PLC.

2 The objects for which the Company is established are:

(1) To carry on the business of banking in all its branches and departments, including borrowing, raising or taking up money; lending or advancing money, securities and property; discounting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable or not; granting and issuing letters of credit and circular notes; buying, selling end dealing in bullion and specie; acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds, the negotiating of loans and advances; receiving money and valuables on deposit, or for safe custody, or otherwise; collecting and transmitting money and securities; managing property, and transacting all kinds of agency business commonly transacted by bankers.

(2) To carry on all or any one or more of the following businesses namely, the buying, selling, letting on hire, hire purchase or easy payment system of motor cars, taxicabs, automobiles, motor lorries, wagons and motor vehicles of all descriptions, cycles, bicycles, coaches, carriages and all other vehicles of all kinds whatsoever whether moved, propelled or drawn by motor, steam, oil, petrol, electricity or any mechanical or other power or device, agricultural implements and machinery of all sorts, aeroplanes, household furniture and domestic appliances, all things for use in sports and games, electrical appliances, installations and fittings, machinery, tools, plant, furniture, wireless, television, telephone or other apparatus and all other things of whatsoever nature or description capable of being used therewith or in the manufacture, maintenance of working thereof

(3) To carry on the business of financing hire purchase and easy payment or credit-sale transactions, trade accounts or commercial transactions of any description and of buying and selling on credit sale terms all or any of the articles, goods and things mentioned in paragraph (2) of this Clause.

(4) To carry on the business of bill discounters and financial agents, to acquire and realise by collection or otherwise chooses in action of every kind and description and to guarantee the

payment of money, the fulfillment of obligations and contracts by other companies, firms and persons.

(5) To advance and lend money to customers and others on assets of all kinds either with or without taking security for the same and particularly (without prejudice to the generality of the preceding words) to advance money upon the deposit or security of contracts, hire, easy payment and other agreements, bills of lading, delivery orders, wharfingers' certificates and notes, dock warrants and other mercantile indicia and produce of every description and on concessions, deeds, shares, bonds and other documents, securities, and properties of every description and upon such terms as the Company may approve, and to carry on the business of money lenders.

(6) To borrow or raise or secure the payment of money in such manner as the Company shall think fit and in particular to issue debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise, and to charge and secure the same by trust deed or otherwise on the undertaking of the Company or upon any specific property and rights, present and future, of the Company including if thought fit, its uncalled capital) or otherwise howsoever.

(7) To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and chooses in action, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(8) To purchase or otherwise acquire real and chattel real property of all kinds and in particular lands, tenements and hereditaments of any tenure whether subject or not to any charges or incumbrances, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any of such lands, tenements or hereditaments.

(9) To form, constitute or promote, or to concur in the formation, constitution or promotion of Irish or foreign companies, syndicates, associations and undertakings of all kinds and to secure by indemnity or otherwise the subscription of all or any part of the capital of any such company, syndicate, association or undertaking, and to pay any commission, brokerage or other remuneration in connection therewith.

(10) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property or rights.

(11) To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities

(12) To negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture stock or other securities.

(13) To give any guarantee in relation to the payment of any debentures, debenture stocks, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(14) To construct, erect and maintain buildings, houses, flats, shops and all other works, erections, and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(15) To establish, promote and otherwise assist any company or companies or associations for the purpose of acquiring all or any of the properties or liabilities of this company or for furthering

the objects of the Company or for the purpose of prosecuting or executing any undertaking, works, projects or enterprises of any description.

(16) To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company or Directors or ex. Directors of the Company and the wives, widows and families, dependents or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit-sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise.

(17) To remunerate by cash payment or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(18) To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business or proposing to carry on any business within the objects of the Company.

(19) To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(20) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favor of the Company.

(21) To transact or carry on any other business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(22) To guarantee the performance of any contract or obligation and the payment of money of or by any person or company and generally to give guarantees and indemnities.

(23) To establish agencies and branches and appoint agents and others to assist in the conduct or extension of the Company's business and to regulate and discontinue the same.

(24) To invest and deal with the monies of the Company not immediately required in such manner as from time to time may be determined.

(25) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company whether such shares shall be wholly or only partly paid up.

(26) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of that Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(27) To enter into any arrangement with any government or local or other authority that may seem conducive to the Company's objects or any of them, and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain and to carry out and to exercise and comply with the same.

(28) To procure the Company to be registered or recognised in any part of the United Kingdom of

Great Britain and Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any such foreign country.

(29) To do all or any of the matters hereby authorised in any part of the Republic of Ireland or of the United Kingdom of Great Britain or Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any foreign country and either alone or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(30) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration of such acquisition to undertake all or any of the liabilities of such person, firm or company.

(31) To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate Directors.

(32) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

The word "Company" in this Clause except where used in reference to this Company, where the context so admits, shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated or whether domiciled or registered in the Republic of Ireland, Great Britain or Northern Ireland or elsewhere and the intention is that the construction of this Clause the objects set forth in each of the foregoing subparagraphs shall, except where otherwise expressed in the same paragraph, be in no wise limited or be deemed merely subsidiary or auxiliary by reference to or inference from the terms of any other paragraphs in this Clause.

PROVIDED ALWAYS that the provisions of this Clause shall be subject to the Company obtaining where necessary for the purpose of carrying any of its objects into effect such licence, permit or authority as may be required by law.

3 The liability of the members is limited.

4 The authorised capital of the Company is €242,000,000 divided into 1,200,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each, Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each.

5 The Company is to be a public limited company.

WE, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
DAVID W PRENTICE Solicitor 20 Upper Merrion Street Dublin 2	ONE
JOHN F DARLEY ~~Solicitor's Apprentice~~ 20 Upper Merrion Street Dublin 2	ONE

Dated the 10th day of November, 1964.

Witness to the above Signatures:

GARRETT P GILL
Solicitor's Apprentice
20 Upper Merrion Street
Dublin 2

THE COMPANIES ACTS 1963 TO 2006

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Anglo Irish Bank Corporation PLC

(Incorporating all amendments up to and including 2nd February 2007)

PRELIMINARY

1 (a) The provisions of Table "A" of the First Schedule to the Companies Act, 1963 shall not apply to the Company except so far as the same are repeated or contained in these Regulations.

(b) In these regulations :

"The Act" means the Companies Act, 1963 (No. 33 of 1963).

"The Directors" means the Directors for the time being of the Company or the Directors present at a meeting of the Board of Directors and includes any person occupying the position of Director by whatever name called.

"electronic communication" means information communicated or intended to be communicated to a person or public body, other than its originator, that is generated, communicated, processed, sent, received, recorded, stored or displayed by electronic means or in electronic form but does not include information communicated in the form of speech unless the speech is processed at its destination by an automatic voice recognition system. Any references in this definition, the second last paragraph of this Article 1 and Article 141 to "information", "public body", "originator", "electronic" and "person" shall have the same meaning as in Section 2 of the Electronic Commerce Act 2000 or as that Section may be amended by subsequent legislation."

"The Register" means the Register of Members to be kept as required by Section 116 of the Act.

"Secretary" means any person appointed to perform the duties of the Secretary of the Company.

"The Office" means the registered Office for the time being of the Company.

"The Seal" means the Common Seal of the Company.

"The State" means the Republic of Ireland.

Expressions referring to writing shall be construed as including references to printing, lithography, photography, electronic and any other modes or representing or of reproducing words in visible form and cognate words shall be similarly construed.

Unless the contrary intention appears, words or expressions contained in these regulations shall bear the same meaning as in the Act or in any statutory modification thereof in force at the date at which these regulations become binding on the Company.

SHARE CAPITAL AND VARIATION OF RIGHT

2 The authorised share capital of the Company is €242,000,000 divided into 1,200,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each ("Sterling Preference Shares") and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each ("Dollar Preference Shares")."

3 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine.

3A The rights attaching to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares (together the "Preference Shares" and as the context shall admit, any of them, and each of them a "Preference Share Currency Class") shall be as follows:

(A) *General*

The provisions of this Article 3A apply mutatis mutandis in relation to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares.

Each Preference Share Class shall rank pari passu inter se and with the other Preference Share Classes as regards the right to receive dividends and the rights on winding up of, or other return of capital by, the Company. Notwithstanding the provisions of Article 4 and subject as provided in paragraph (B) to (G) of this Article, Preference Shares may be issued in such currency and with such rights and privileges and subject to such restrictions and limitations, as the Directors shall determine in the resolution approving the issue of such shares and in particular (but without prejudice to the generality of the foregoing), the Directors may (without prejudice to the authority conferred by sub-paragraph (D)(5), of this Article) pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of the same currency but a larger or smaller amount (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the Directors have power under this Article to determine any of the rights, privileges, limitations or restrictions attached to any of the Preference Shares, the rights, privileges, limitations or restrictions so determined need not be the same as those attached to the Preference Shares of the same currency or any other Preference Shares which have then been allotted or issued. Without prejudice to Article 4A, each issue of Preference Shares of a particular currency carrying rights, privileges, limitations or restrictions that are not the same as those attached to any other Preference Shares of the same currency which have then been allotted or issued, shall constitute a separate class of shares.

(B) Income

(1) The Preference Shares shall (subject to the further provisions of this Article) entitle the holders thereof (the "Preference Shareholders") to receive a non-cumulative preferential dividend (the "Preference Dividend") which shall be calculated at such annual rate (whether fixed or variable) and shall be payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotments thereof, in respect of that allotment.

(2) The following shall apply in relation to any particular Preference Shares of whichever currency, (the "Relevant Preference Shares") if so determined by the Directors prior to the allotment thereof:

(a) The Relevant Preference Shares shall rank as regards the right to receive dividends pari passu with the other Preference Shares and otherwise in priority to any Ordinary Shares in the capital of the Company;

(b) If, on any date on which an instalment of the Preference Dividend would fall to be paid under sub-paragraph (B)(1) above on any Relevant Preference Shares, the distributable profits and distributable reserves of the Company are together insufficient to enable payment in full to be made of such instalment and, if applicable, of any instalments of dividends payable on such date on any other preference shares ranking pari passu with the Relevant Preference Shares (including for the avoidance of doubt, any other Preference Shares) as regards dividend, then none of the said instalments shall be paid. If it shall subsequently appear that any instalment of the Preference Dividend or of any such other preferential dividend which has been paid should not, in accordance with the provisions of this sub-paragraph, have been so paid, then, provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) Where any instalment of the Preference Dividend on any Relevant Preference Shares is payable, the Directors shall, subject to sub-paragraph (b) above, resolve to make payment of such instalment, provided however that such instalment shall not be payable:

(i) if, in the judgement of the Directors, after consultation with the Irish Financial Services Regulatory Authority as part of the Central Bank and Finance Services Authority of Ireland ("Regulator"), the payment of such instalment would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Company; and/or

(ii) if the Directors in their sole and absolute discretion, resolve prior to any dividend payment date that the dividend on any Relevant Preference Shares, or part thereof, shall not be paid on that dividend payment date. If the Directors so resolve then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors shall not be bound to give their reasons for exercising their discretion under this sub-paragraph.

(d) The Relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion an instalment of the Preference Dividend is not paid for the reasons described in sub-paragraph (b) or sub-paragraph (c) above, the Relevant Preference Shareholders' shall have no claim in respect of such instalment.

(e) If any Preference Dividend has not been declared and paid in full, the Company shall not declare any dividends on any other Preference Shares, or other securities ranking pari passu with the Preference Shares, or on the Ordinary Shares, and may not redeem or purchase or otherwise acquire any share capital of the Company subject to and as otherwise provided by the Directors in the terms of allotment of any such Preference Shares.

(C) Return of Capital

(1) On a winding up or liquidation of, or other return of capital other than (unless otherwise provided by the terms of issue of such shares) on a redemption or purchase of shares of any class in the capital or reduction of capital of the Company permitted by the Articles of the Company, the Preference Shareholders shall in respect of the Preference Shares held by them be entitled to receive in the currency of the respective Preference Shares, out of the surplus assets available for distribution to the Company's members, a sum equal to the amount paid up or credited as paid up on the Preference Shares (including any premium paid to the Company in respect thereof).

(2) In additional to the amount repayable on any Preference Shares pursuant to sub-paragraph (1) above there shall be payable:

(a) a sum equal to the amount of any Preference Dividend which is due for payment after the date of commencement of the winding up, liquidation or other return of capital but which is payable in respect of a period ending on or before such date and the amount of any Preference Dividend which would have been payable by the Company in accordance with paragraph (B) of this Article in respect of the period commencing with the fixed dividend payment date which shall most recently have occurred prior to the winding up of the Company or the date of return of capital, whether on a winding up, liquidation or otherwise, as though such period had been one in relation to which an instalment of the Preference Dividend would have been payable pursuant to paragraph (B), but subject always to the provisions of sub-paragraphs (2)(b), (c) and (d) of paragraph (B); and

(b) subject thereto, such premium (if any) as may be determined by the Directors prior to allotment thereof (and so that the Directors may determine that such premium is payable only in specified circumstances and/or that such premium shall be of variable amount depending on the timing and circumstances of such return of capital).

(3) The amounts payable or repayable under sub-paragraphs (1) and (2) of this paragraph (C) in the event of any winding up or liquidation of, or other return of capital (other than as aforesaid in paragraph (1) above) by, the Company, shall be so paid pari passu with any amounts payable or repayable in that event upon or in respect of any other preference shares or other securities of the Company ranking pari passu with the Preference Shares as regards repayment of capital, and shall be so paid in priority to any repayment of capital on any other class of shares of the Company. The Preference Shareholders shall not be entitled in respect of the Preference Shares held by them to any further or other right of participation in the assets of the Company (and Article 141 shall be construed accordingly).

(D) Redemption

(1) Subject as may be otherwise determined by the Directors in relation to any particular Preference Share prior to allotment thereof, Preference Shares shall, subject to the provisions of the Acts, be redeemable at the option of the Company (subject to the consent of the Regulator). In the case of any particular Preference Shares which are to be so redeemable:

(a) such shares shall be redeemable at par together with the sum which would have been payable pursuant to paragraph (C) of this Article (other than sub-paragraph (C)(2)(b) unless otherwise determined by the Directors prior to allotment of the relevant Preference Shares) if the date fixed for redemption had been the date of a return of capital on a winding up of the Company;

(b) such shares shall be redeemable during such period as the Directors shall prior to allotment thereof determine; and

(c) prior to allotment of such shares, the Directors shall determine whether the Company may redeem (i) all (but not merely some) of such shares or (ii) all or any of such shares, and the basis on which any necessary selection of such shares for redemption is to be made from time to time.

(2) The Company shall give to the holders of Preference Shares to be redeemed not less than 30 days and not more than 60 days notice in writing of the date on which such redemption is to be effected. Such notice shall specify the redemption date and the place at which the certificates (or other title document) for such Preference Shares are to be presented for redemption and upon such date each of such holders shall be bound to deliver to the Company at such place the certificates (or otherwise as aforesaid) for such of those Preference Shares as are held by him. Upon such delivery, or if earlier, the date of expiry of the redemption notice issued by the Company as aforesaid, the Company shall pay to such holder the amount due to him in respect of such redemption and shall (as appropriate) cancel any certificates so delivered. If any such certificate includes any Preference Shares not redeemable on that occasion, a fresh certificate for such shares shall be issued to the holder without charge upon cancellation of the existing certificate.

(3) As from the date fixed for redemption thereof no Preference Dividend shall be payable on the Preference Shares to be redeemed except on any such shares in respect of which, upon due presentation of the certificate (or any other title documents) relating thereto, payment of the moneys due at such redemption shall be improperly refused, in which event, the Preference Dividend shall continue to accrue on and from the date fixed for redemption down to, but not including, the date of payment of such redemption moneys.

(4) The receipt of the registered holder for the time being of any Preference Share(s) or, in the case of joint registered holders, the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(5) Upon the redemption of any Preference Share or Shares, the Directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised preference share capital existing as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) and in the same currency as the Preference Shares so redeemed or into unclassified shares of the same nominal amount and in the same currency as the Preference Shares so redeemed (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation and division or sub-division).

(E) Voting

(1) Save as may be otherwise determined by the Directors in relation to any particular Preference Shares prior to allotment thereof, Preference Shareholders shall not be entitled to receive notice of any General Meeting of the Company or to attend any General Meeting of the Company save in respect of any resolution:

(a) for winding up the Company; or

(b) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attaching to the Preference Shares held by them; or

(c) in such other circumstances as the Directors may determine prior to allotment thereof;

in which event the Relevant Preference Shareholders may be entitled to speak and vote on all such resolutions proposed at such meeting together with the right, in

such circumstances and on such terms, if any as the Directors may determine prior to allotment of such Preference Shares, to seek to requisition a General Meeting of the Company.

For the avoidance of doubt, unless otherwise provided by their terms of issue and without prejudice to the rights attached to the Preference Shares to participate in any return of capital, the rights attached to any Preference Share shall not be deemed to be varied, altered or abrogated by a reduction in any share capital ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares or by any redemption of any such share capital, unless, in either of the foregoing cases, the then most recent dividend due to be paid on each class of preference share in the capital of the Company prior to such reduction or redemption shall not have been paid in cash.

(2) Whenever any Preference Shareholders are entitled to vote on a Resolution as aforesaid (or at any relevant separate class meeting), on a show of hands, each relevant Preference Shareholder present in person shall have one vote and on a poll each such Preference Shareholder present in person or by proxy shall have such number of votes as may be determined by the Directors prior to the allotment of such shares.

(F) <u>Restriction on Capitalisations and Issues of Securities</u>

The following shall apply in relation to any particular Preference Shares (the "Relevant Preference Shares") if so determined by the Directors prior to allotment thereof. Save with the written consent of the holders of not less than such percentage in nominal value of the Relevant Preference Shares as shall be determined by the Directors prior to the allotment thereof ("Relevant Percentage") or with the sanction of a resolution passed at a separate General Meeting of the holders of the Relevant Preference Shares where holders of not less than the Relevant Percentage in nominal value of the Relevant Preference Shares have voted in favour of such resolution, the Directors shall not (i) pursuant to Articles 134 and 135 capitalise any part of the amounts available for distribution and referred to in such Articles if after such capitalisation the aggregate of such amounts would be less than a multiple, determined by the Directors prior to the allotment of the Relevant Preference Shares, of the aggregate amount of the annual dividends (exclusive of any associated tax credit) payable on the Preference Shares in question, then in issue and any other preference shares then in issue ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, *pari passu* with or in priority to the Relevant Preference Shares, or (ii) authorise or create, or increase the amount of, any shares of any class or any security convertible into the shares of any class ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, in priority to the Relevant Preference Shares.

(G) <u>Further Preference Shares</u>

The Company may from time to time create and issue further preference shares ranking as regards participation in the profits and assets of the Company *pari passu* with the Preference Shares and so that any such further preference shares may be denominated in any currency and may carry as regards participation in the profits and assets of the Company rights identical in all respects to those attaching to the Preference Shares or rights differing therefrom in any respect including, but without prejudice to the generality of the foregoing:

(1) the rate of dividend may differ and the dividend may be cumulative or non-cumulative,

(2) the periods by reference to which dividend is payable may differ;

(3) a premium may be payable on a return of capital or there may be no such premium;

(4) the further preference shares may be redeemable at the option of the Company or the holder or may be non-redeemable or may be redeemable at different dates and on different terms from those applying to the Preference Shares; and

(5) the further preference shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company *pari passu* with or after such Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

The creation or issue of, or the variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to, any shares of the Company ranking after the Preference Shares as regards participation in the profits and assets of the Company and, provided that, on the date of such creation or issue, the most recent instalment of the dividend due to be paid on each class of preference share in the capital of the Company prior to such date shall have been paid in cash, the creation or issue of further preference shares ranking *pari passu* with the Preference Shares as provided for above shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attached to the respective Preference Shares. If any further preference shares of the Company shall have been issued, then any subsequent variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to any of such further preference shares shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attaching to the Preference Shares provided that the rights attaching to such further preference shares thereafter shall be such that the creation and issue by the Company of further preference shares carrying those rights would have been permitted under this paragraph.

4 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these regulations relating to general meetings shall apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. If at any adjourned separate general meeting a quorum as above defined is not present those members who are present shall be a quorum. Any holder of shares of the class present in person or by proxy may demand a poll.

4A In the event that the rights privileges limitations or restriction attached to any particular Preference Share in issue should differ from the rights privileges limitations or restrictions attached to any other Preference Share of the same Preference Share Currency Class in issue and

(i) some matter has arisen which would amount to a variation alteration or abrogation of the rights privileges limitations or restrictions attached to all those Preference Shares; and

(ii) the effect of such variation alteration or abrogation on all those Preference Shares is in the opinion of the Directors substantially the same;

such Preference Shares shall be treated as a single class for the purpose for applying the procedures of the Articles for the variation alteration or aberration of the rights privileges limitations or restrictions attaching to the Preference Shares of that Preference Share Currency Class.

5 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

6 Subject to the provisions of these regulations relating to new shares, all shares for the time being unissued shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount, except in accordance with the provisions of the Act, and so that in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than 5 per cent of the nominal amount of the share.

7 The Company may exercise the powers of paying commissions conferred by Section 59 of

the Act, provided that the rate per cent and the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by that Section, and the rate of the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent future or partial interest in any share or any interest in any fractional part of a share or (except only as by these regulations or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Registered holder: this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

8(a) (i) The Directors, for the purposes of Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act"), shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 2 February 2007 and to allot and issue any shares purchased by the Company pursuant to the provisions of the Companies Act, 1990 (the "1990" Act) and held as treasury shares (as defined by Section 209 of the 1990 Act) ("Treasury Shares").

(ii) The authority conferred by this Article shall expire on 1 May 2008 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may before such date make any offers or agreements which would or might require any such securities to be allotted or issued after such expiry and the Directors may allot and issue any such securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

8(b) Subject to the Directors being generally authorised pursuant to Section 20 of the 1983 Act and to the passing of a special resolution of the Company empowering the Directors so to do, the Directors, pursuant to and on and subject to the provisions of Section 24 of the 1983 Act, may (for so long as any such empowerment shall remain in full force and effect) allot equity securities (as defined by Section 23 of the 1983 Act) for cash pursuant to the authority conferred by the said Section 20 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that such powers shall be limited to:-

(i) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any offer of securities, open for a period fixed by the Directors, by way of rights, scrip (pursuant to Article 126), open offer or otherwise in favor of ordinary shareholders and/or persons having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including, without limitation, any person entitled to options under any of the Company's share option schemes for the time being) and subject to such exclusions or other arrangement as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised body or stock exchange in, any territory; and

(ii) In addition to the authority conferred by paragraph 8(a)(i), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 5% of the issued ordinary share capital of the Company at the close of business on the date when a special resolution of the type referred to in the opening paragraph of this Article 8(b) is passed or in respect of any renewal of such authority, at the close of business on the date on which such renewal shall be granted.

8(c) (i) Subject to the provisions of, and to the extent permitted by the Companies Acts, 1963 to 1990, any rights conferred on the holders of any class of shares and to the following paragraphs of this Article, the Company may purchase any of its shares of any class ("Acquired Shares" or "Acquired Share", as appropriate) on such terms and in such manner as the Directors may from time to time determine.

(ii) The Company shall not exercise any authority granted under Section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by special resolution of the Company (a "Section 215 Resolution").

(iii) The Company shall not be required to select the Acquired Shares to be purchased on a pro rata basis or in any particular manner as between the holders of shares of the same class or as between the holders of shares of different classes or in accordance with the rights as to dividends or capital attached to any class of shares.

(iv) For the purposes of any Section 215 Resolution:-

A. the aggregate nominal value of the Acquired Shares authorised to be acquired pursuant to any such Section 215 Resolution shall not exceed 10% of the aggregate nominal value of the aggregate share capital of the Company as at the close of business on the date of the passing of such Section 215 Resolution;

B. the minimum price which may be paid for any Acquired Share shall be the nominal value thereof;

C. the maximum price which may be paid for any Acquired Share (a "Relevant Share") shall be an amount equal to 105% of the higher of:-

(aa) the average of the Relevant Price for the shares of the same class as the Relevant Share in respect of each of the 5 business days immediately preceding the day on which the Relevant Share is purchased; and

(bb) (if there shall be any), the average of the middle market prices for shares of the same class as the Relevant Share, as derived from the London Stock Exchange Daily Official List (or any successor publication), for the 5 business days immediately preceding the day on which the Relevant Share is purchased;

D. for the purposes of sub-paragraph C., the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange in respect of shares of the same class as the Relevant Share, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the midpoint between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) or (y) if there shall be only one such market guide price so published, the market guide price so published.

8(d) For the purposes of any resolution of the Company proposing to determine, in accordance with Section 209 of the 1990 Act, the reissue price range at which any Treasury Shares for the time being held by the Company may be reissued off market:-

(i) the maximum price at which a Treasury Share may be reissued off market shall be an amount equal to 120% of the Appropriate Price;

(ii) the minimum price at which a Treasury Share may be reissued off market shall be an amount equal to 95% of the Appropriate Price;

(iii) for the purposes of paragraphs (a) and (b) the expression "Appropriate Price" shall mean the higher of:-

A. the average of the Relevant Price for shares of the class of which such Treasury Share is to be reissued in respect of each of the 5 business days immediately preceding the day on which the Treasury Share is reissued; and

B. (if there shall be any), the average of the middle market prices for shares of the class of which such Treasury Share is to be reissued, as derived from the London Stock Exchange Daily Official List (or any successor publication thereto) for the 5 business days immediately preceding the day on which such Treasury Share is reissued; and

(iv) For the purposes of sub-paragraph (iii)(A), the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on The Irish Stock Exchange in respect of shares of the class of which the Treasury Share is to be reissued, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the mid price between the low and high market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto), or (y) if there shall be only one such market guide price so published, the market guide price so published."

CERTIFICATES

9 Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares so, however, that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the seal and shall specify the shares to which it relates and the amount paid up thereon. Where a member has sold part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge. Notwithstanding any other provision of these Articles, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with statutory regulations made from time to time under Section 239 of the Companies Act, 1990 or under any other regulations having similar effect. The Directors shall have the power to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall where appropriate be entitled to disapply all or part of the provisions in these Articles with respect to the requirements for written instruments of transfer and share certificates, in order to give effect to such regulations.

10 If a share certificate be defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.-

11 The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company, but this regulation shall not prohibit any transaction permitted by Section 60 of the Act.

11(a) The Directors may from time to time issue new certificates in respect of the shares in the capital of the Company to the holders thereof in order to reflect the redenomination of the Company's share capital from Irish pounds to Euro and the consequential renominalisation of the nominal par value of the shares in the Company, such that such issue may operate to cancel any previously issued certificates in respect of shares in the capital of the Company.

11(b) The Directors may, pursuant to Section 88 of the Act, but subject as otherwise provided in the Acts, authorise the issue under the seal of the Company, of any warrant stating that the bearer of the said warrant shall be entitled to the shares therein specified, which shares may for the avoidance of doubt include any of the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares, and may provide by coupons or otherwise for the payment of the future dividends on the shares included in any such warrant. Any such warrant shall entitle the bearer thereof to the shares therein specified and the said shares may be transferred by delivery of the warrant. Any such warrant shall be a "Share Warrant" for the purposes of the Acts.

LIEN

12 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys immediately payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to all dividends payable thereon.

13 The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

14 To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

15 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

16 The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

17 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

18 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 5 per cent per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

20 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall, for the purposes of these regulations, be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 5 per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

23 The instrument of transfer of any share shall be signed by or on behalf of the transferor, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof; provided that in the case of a partly paid share the instrument of transfer must also be signed by or on behalf of the transferee.

24 Subject to such of the restrictions of these regulations as maybe applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

25 The Company shall not be bound to register more than four persons as the joint holders of any share.

26 The Directors may decline to register the transfer of a share (not being a fully paid share) to a person of whom they do not approve, and they may also decline to register the transfer of a share (not being a fully paid share) on which the Company has a lien. The Directors may also decline to register any transfer of a share which, in their opinion, may imperil or prejudicially affect the status of the Company in the State or which may imperil any tax concession or rebate to which the members of the Company are entitled or which may involve the Company in the payment of any additional stamp or other duties on any conveyance of any property made or to be made to the Company.

27 The Directors may also decline to recognise any instrument of transfer unless:

(a) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the instrument of transfer is in respect of one class of share only.

28 If the Directors refuse to register a transfer they shall, within 2 months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

29 The registration of transfers may be suspended at such times and for such periods, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine.

30 Nothing in these regulations shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favor of some other person.

TRANSMISSION OF SHARES

31 In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

33 If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid said as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

34 A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, so, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

35 If a member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued.

36 The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

37 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

38 A forfeited share maybe sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

40 A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or

disposition thereof and may execute a transfer of the share in favor of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be effected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

41 The provisions of these regulations as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, and if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

42 The Company may by ordinary resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

43 The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit; and the Directors may from time to time fix the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

44 The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred to an amount of stock which would not, if existing in shares, have conferred that right, privilege or advantage.

45 Such of the regulations of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

ALTERATION OF CAPITAL

46 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

47 The Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to Section 68 (1) (d) of the Act;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

48 The Company may by special resolution reduce its share capital, or any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required, by law.

GENERAL MEETINGS

49 All general meetings of the Company shall be held in the State.

50 The Company shall in each year hold, at such time and place (subject to regulation 49) as the Directors shall appoint, a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of

the next.

51 All general meetings other than annual general meetings shall be called extraordinary general meetings.

52 The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists, as provided by Section 132 of the Act. If at any time there are not within the State sufficient Directors capable of acting to form a quorum, any Director or such requisitionists as provided by the said Section 132 may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

53 Subject to Sections 133 and 141 of the Act, an annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company (other than an annual general meeting or a meeting for the passing of a special resolution) shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting, and in the case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned, to such persons as are, under the regulations of the Company, entitled to receive such notices from the Company.

54 The accidental omission to give notice of a meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

55 All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

56 No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; save as herein otherwise provided, three members present in person shall be a quorum.

57 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

58 The Chairman, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he is not present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

59 If at any meeting no Director is willing to act as Chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

60 The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as

aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

61 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy; or

(c) by any member or members, present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.
The demand for a poll may be withdrawn.

62 Except as provided in Regulation 64, if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll be deemed to be the resolution of the meeting at which the poll was demanded.

63 Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

64 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll is demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

65(a) Subject to any rights or restrictions for the time being attached to any class of shares, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for each share of which he is the holder.

65(b) Where in respect of any shares of the Company, any member or other person fails to comply with any notice (in this Article called a "statutory notice") given by the Company requiring him to indicate in writing:

(a) the capacity in which he holds such shares or any interest therein; or

(b) so far as it is within his knowledge, the persons who have an interest in them and the nature of their interest; or

(c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control his exercise of these rights;

then not earlier than forty-two (42) days after service of the statutory notice the Company may serve upon the registered holder of such shares a notice (in this Article called a "disenfranchisement notice") stating that the registered holder of such shares shall with effect from the service of the disenfranchisement notice have no right to attend or vote either at any general meeting of the Company or at any separate general meeting of the holders of the shares of that class. The Company may at any time withdraw a disenfranchisement notice by serving upon the registered holder of the shares to which the same relates a notice in writing to that effect (in this Article called a "withdrawal notice") and shall do so upon being satisfied that the statutory notice has been complied with in respect of all the shares to which the disenfranchisement notice relates. Unless and until a withdrawal notice is duly served in relation thereto none of the shares to which a disenfranchisement notice relates shall confer on the holder or holders thereof any rights to attend or vote at any such general or separate meeting as aforesaid.

66 Where there are joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

67 A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court, and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

68 No member shall be entitled to vote at any general meeting unless all calls or other sums immediately payable by him in respect of shares in the Company have been paid.

69 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

70 Votes may be given either personally or by proxy.

71 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a body corporate, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

72 The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority shall be deposited at the Office or at such other place within the State as is specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll, not less than 48 hours before the time appointed for the taking of the poll, and, in default, the instrument of proxy shall not be treated as valid.

73 An instrument appointing a proxy may be in the following form or to the following effect; with such variations as circumstances may require or the Directors, the Secretary or the act permit or in such other form as may be approved by or on behalf of the governing body of any Stock Exchange on which the shares of the Company may for the time being be permitted to be dealt in or quoted:

ANGLO IRISH BANK CORPORATION PLC

I/We of

being a member/members of the above-named Company hereby appoint

of

or failing him

of

as my/our proxy to vote for me/us on my/our behalf at the (annual or extraordinary, as the case may be) general meeting of the Company to be held on the day of 20 and at any adjournment thereof.

Signed this day of ,20

This form is to be used the resolution. *In favor of

against

~~Unless otherwise instructed the proxy will vote or abstain as he thinks fit.~~

*Strike out whichever is not desired.

74 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

75 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, if no intimation in writing of such death, insanity, revocation or transfer as aforesaid is received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

76 Any body corporate which is a member of the Company may, by resolution of its Directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company.

DIRECTORS

77 Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three.

78 The Directors (other than a Managing Director or Director holding other executive office) shall be paid out of the funds of the Company such remuneration for their services as shall be determined in General Meeting from time to time. Such remuneration shall be divided among the Directors as may be agreed by all of them; but, in default of such agreement, if all the Directors have been in office through out the year, the remuneration shall be divided equally among them and if they have not, it shall be divided among them rateably in proportion to the parts of the year during which they have respectively been Directors. The Directors (including Alternate Directors) shall also be entitled to be repaid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or General Meeting of the Company or in connection with the business of the Company.

79 The shareholding qualification for Directors may be fixed by the Company in general meeting and unless and until so fixed, no qualification shall be required.

80 Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs.

BORROWING POWERS

81 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

82 Any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise and may be so framed that the moneys so raised or secured shall be assignable free from any equities between the Company and the person to whom the same may be issued.

POWERS AND DUTIES OF DIRECTORS

83 The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these regulations, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these regulations, to the provisions of the Act and to such directions, not being inconsistent with the aforesaid regulations or provisions, as maybe given by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

84 The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these regulations) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

85 The Company may exercise the powers conferred by Section 41 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

86 A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with Section 194 of the Act.

87 A Director shall not vote in respect of any contract or arrangement in which he is so interested, and if he shall so vote, his vote shall not be counted, nor shall he be counted in the quorum, present at the meeting but neither of these prohibitions shall apply to:

(a) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(b) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(c) any contract by a Director to subscribe for or underwrite shares or debentures of the Company; or

(d) any contract or arrangement with any other company in which he is interested only as an

officer of such other company or as a holder of shares or other securities in such other company;

and these prohibitions may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction by the Company in general meeting.

88 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

89 A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office of profit under the Company or whereat the items of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

90 Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; but nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

91 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner (whether or not involving signature by mechanical means) as the Directors shall from time to time by resolution determine.

92 The Directors shall cause minutes to be made in books provided for the purposes:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committees of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of the Directors.

92(A) The Directors may from time to time, and at any time, pursuant to this Article appoint any other persons to any post with such descriptive title including that of Director (whether as associate, executive, group, divisional, departmental, deputy, assistant, local advisory director or otherwise) as the Directors may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may affix and determine their remuneration and duties, and subject to any contract between him and the company may remove from such post any person so appointed. A person so appointed shall not be a Director of the Company for any of the purposes of these Articles or of the Act, and accordingly shall not be a member of the Board of Directors or of any committee thereof, nor shall he be entitled to be present at any meeting of the Board of Directors or of any such committee, except at the request of the Board of Directors or of such committee, and if present at such request he shall not be entitled to vote thereat.

POWER TO PAY PENSIONS

93 (A) The Directors on behalf of the Company may grant or make provisions for pensions, allowances or gratuities and life assurance, bonuses or other benefits to or for the benefit of:

(i) Any Director or former Director or other officer or former officer who holds or has held any place of profit with the Company or any other company in which the Company is or was interested or any company or firm or concern whose business

or any part thereof or control of whose business or any part thereof has at any time been acquired by the Company or any of its subsidiaries;

(ii) the wife or widow or other dependent or family of such Director or former Director or other officer or former officer;

(iii) any other employee or former employee of the Company or of any such other company, firm or concern as aforesaid;

(iv) the wife or widow or any other dependent or family of any such other employee or former employee;

or any class or classes thereof respectively.

(B) Any of the matters aforesaid may be done either alone or in conjunction with any other person or company, and in such manner as the Directors may think fit.

(C) Subject to the requirements of the Act regarding disclosure to the members of particulars of the proposed payment end to the approval thereof by the Company any such Director or other person as is mentioned in sub-paragraphs (i) to (iv) inclusive of paragraph (A) above shall be entitled to receive and retain for his own benefit any such pension, allowance, gratuity, assurance or other benefit and any such Director may vote as a Director in the exercise of any of the powers conferred by this regulation notwithstanding that he is interested therein.

RETIREMENT AND DISQUALIFICATION OF DIRECTORS

94 The office of Director shall be vacated if the Director:

(a) ceases to be a Director by virtue of Section 180 of the Act; or

(b) is adjudged bankrupt in the State or in Northern Ireland or Great Britain or makes any arrangement or composition with his creditors generally; or

(c) becomes prohibited from being a Director by reason of any order made under Section 184 of the Act; or

(d) becomes of unsound mind; or

(e) (not being a person holding for a fixed term an executive office subject or not to termination if he cease for any cause to be a Director or otherwise precluded from so doing by the terms of any agreement between him and the Company) he resigns his office by notice in writing to the Company or (being such a person or so precluded) he shall tender his resignation and the Directors shall resolve to accept the same; or

(f) is convicted of an indictable offence (other than an offence under the Road Traffic Act, 1981 or any Act or Acts amending it) unless the Directors otherwise determine; or

(g) is for more than 6 months absent without permission of the Directors from meetings of the Directors held during that period; or

(h) is removed by ordinary resolution of the Company pursuant to Regulation 103.

95 Unless and until otherwise required by law, no person shall be disqualified from being appointed or re-appointed as a Director of the Company and no Director shall be subject to retirement by reason of the fact that such person or Director has reached any specified age.

ROTATION OF DIRECTORS

96 Subject to the provisions of these regulations at the annual general meeting in every year one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office provided that each Director shall retire every 3 years.

97 The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

98 A retiring Director shall be eligible for re-election.

99 The Company, at the meeting at which a Director retires in manner aforesaid, may fill the vacated office by electing a person thereto, and in default the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such Director has been put to the meeting and lost.

100 No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless not less than 3 or more than 21 days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.

101 The Company may from time to time by ordinary resolution increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

102 The Directors shall have power at any time from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these regulations. Any Director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

103 The Company may, by ordinary resolution, of which extended notice has been given in accordance with Section 142 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damage for breach of any contract of service between him and the Company.

104 The Company may, by ordinary resolution, appoint another person in place of a Director removed from office under regulation 103 and without prejudice to the powers of the Directors under regulation 102 the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

PROCEEDINGS OF DIRECTORS

105 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. Where there is an equality of votes, the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

106 The quorum necessary for the transaction of the business of the Directors may be fixed by a two thirds majority of all the Directors, and unless so fixed shall be three.

107 The continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to the regulations of the Company as the necessary quorum of Directors, the continuing Directors or Director may act for the

purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

108 The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office, but if no such Chairman is elected, or, if at any meeting the Chairman is not present within 5 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

109 The Directors may delegate any of their powers to committees consisting of such member or members of the Board as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

110 A committee may elect a Chairman of its meeting; if no such Chairman is elected, or if at any meeting the Chairman is not present within 5 minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairman of the meeting.

111 A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and where there is an equality of votes, the Chairman shall have a second or casting vote.

112 All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

113 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors shall be as valid as if it had been passed at a meeting of the Directors duly convened and held.

EXECUTIVE AND MANAGING DIRECTORS

114 (A) The Directors may from time to time appoint any one or more of their number to be an Executive Director or to be a Managing or Joint Managing Director of the Company for such period at such remuneration and upon such terms as they may think fit and the Directors may entrust to and confer upon any such Director any of the powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

(B) The remuneration of any such Executive or Managing or Joint Managing Director may be by way of salary, or bonus, or commission or participation in profits, or by any or all of those modes or otherwise and it may be made a term of his appointment that he and/or his dependents or any one or more of them be paid a pension, and/or a lump sum payment on his ceasing to hold such executive office.

(C) Subject to any contract between any such Executive or Managing or Joint Managing Director and the Company Directors may at any time remove or dismiss him from office and appoint another or others in his place or to act jointly with him.

(D) Any Director holding any office under a Service Agreement with the Company shall not, while he continues so to hold that office or appointment, be subject to retirement by rotation, and he shall not be taken into account in determining the rotation of retirement of Directors, but he shall (unless otherwise provided by the terms of any agreement between him and the Company) be subject to the same provisions as to resignation and removal as the other Directors of the Company, and, if, for any cause, he ceases to hold the office of Director he shall, ipso facto and immediately, cease to be an Executive or Managing or Joint Managing Director (if he holds such office), but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

ALTERNATE DIRECTORS

115 Any Director may from time to time, by writing under his hand, appoint any person (whether a Member of the Company or not) who is approved by the majority of the Directors to be his alternate; and every such alternate shall be entitled to notice of meeting of the Directors and to attend and vote thereat as a Director and shall have and exercise all the powers, rights, duties and authorities of the Director appointing him but shall not be required to hold or acquire a share qualification; provided always that no such appointment be operative unless or until the approval of the Directors by a simple majority shall have been given. A Director may at any time revoke the appointment of an alternate appointed by him and, subject to such approval as aforesaid appoint another person in his place, and if a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine; provided nevertheless, that if a Director retires by rotation and is re-elected by the Meeting at which such retirement took effect any appointment made by him pursuant to this regulation which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. Every person shall, when acting as an alternate for a Director, be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him. The remuneration of any such alternate shall be payable out of the remuneration payable to the Director appointing him, and shall consist of such portion thereof as shall be agreed between the alternate and the Director appointing him. Any Director of the Company who is appointed an alternate Director shall be entitled to vote at a Meeting of the Directors on behalf of the Director so appointing him as distinct from the vote to which he is entitled in his own capacity as a Director of the Company.

SECRETARY

116 The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

117 A provision of the Act or these regulations requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

118 The seal shall be used only by the authority of the Directors or of a committee of Directors authorised by the Directors in that behalf, and every instrument to which the seal shall be impressed shall, as part of the sealing process, be signed by at least one Director or other person duly authorized in that behalf by the Directors and be countersigned by another Director or the Secretary or one of the persons authorised as aforesaid (who has not already signed) and, in favor of any purchaser or person bona fide dealing with the Company, such signature shall be conclusive evidence of the fact that the seal has been properly affixed. Every certificate of shares, stock, debenture stock or representing any other form of security (other than letters of allotment or scrip certificates) shall be issued under the Seal, and shall be autographically signed as aforesaid unless the Directors by resolution determine or have previously determined either generally or in any particular case that such certificates shall not bear any signatures as aforesaid or that any such signatures shall be affixed by some method or system of mechanical signature provided that the certificates have been approved for sealing by the Auditors, Transfer Auditors or Bankers of the Company.

DIVIDENDS AND RESERVE

119 The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

120 The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided that no such interim dividend may be paid if the dividend on the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares currently accrued and payable prior to the date of the Directors' Resolution to pay

such Interim dividend shall not have been paid.

121 No dividend shall be paid otherwise than out of profits. No dividend may be declared unless all dividends on the Preference Shares declared and payable shall have been paid.

122 The Directors may, before recommending any dividend, set aside out of profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry any profits which they may think it prudent not to divide, provided however that:

(i) the Directors may not set aside out of the profits of the Company such sums as referred to in this Article 122 above any sum then required for payment of the dividend payable on any of the Preference Shares; and

(ii) if at any time there shall be insufficient profit standing to the credit of the profit and loss account of the Company (or any other of the Company's accounts and reserves available for distribution) for the payment of the said Preference Shares dividends, the Directors shall withdraw from any such reserve fund referred to above such sums as may be required for the payment of such dividend (and so the Directors shall not require the consent of the Company in General Meeting to such withdrawal). Subject to the Acts, any sums so withdrawn or profits previously carried forward pursuant to this Article but subsequently required for payment on the dividends on the said Preference Shares may be applied in or towards payment of such dividends.

123 Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this regulation as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

124 The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

125 Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

126 The Directors may, provided that an adequate number of unissued ordinary shares are available for the purpose, with the sanction of an ordinary resolution of the Company, determine and announce that holders of ordinary shares shall have the right to elect to receive an allotment of additional ordinary shares in the Company, credited as fully paid, instead of cash in respect of all or part of any dividend or dividends as are specified by such resolution of the Company or such part of such dividend or dividends as the Directors may determine. The following conditions shall apply:

(a) the resolution of the Company may specify a particular dividend or dividends, or may specify all or any dividends falling to be declared or paid during a specified period, provided that such period shall expire on a date not later than the date of the commencement of the fifth Annual General Meeting following the date of the meeting at which such resolution is passed or 5 years after the date on which such resolution is passed whichever is the earlier;

(b) the entitlement of each holder of ordinary shares in the Company to additional ordinary shares shall, subject to sub-paragraph (e) below, be such that the relevant value of the entitlement shall be as nearly as possible equal to and may, if the Directors consider it appropriate, be greater than the cash amount (disregarding any tax credits) of the dividend in respect of which an election is made by such holder. For this purpose "relevant value" shall be calculated by reference to the average value of the amounts resulting from determining (i), (ii) or (iii) below for the ordinary shares on any recognised stock exchange, selected by the Directors from time to time, on which the ordinary shares are quoted, as derived from the daily official list of any such stock exchange, or any similar publication, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days but adjusted as the Auditors may consider appropriate or par whichever is the greater or in such other manner as may be determined by the Directors on such basis as they consider fair and reasonable:

(i) if more than one dealing is reported for the day, the average of the prices at which dealing took place; or

~~(ii) if only one dealing is reported for the day, the price at which that dealing took place;~~ or

(iii) if no dealing is reported for the day, the average of the closing bid and offer prices for the day;

and if, on any such day, there are not both offer and bid prices reported, that day shall not count as one of the five business days considered for the purpose of calculating the relevant value.

(c) the Directors shall, after determining the basis of allotment, give notice in writing to the holders of the ordinary shares of the rights of election offered to them, and shall send, with or following each notice, forms of election and specify the procedure to be followed, and the place at which end the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said election has been duly exercised (the "Elected Ordinary Shares") and instead thereof additional ordinary shares shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose, the Directors shall capitalise out of such of the sum standing to the credit of any of the Company's reserves (including any share premium account or capital redemption reserve) or profit and loss account or any of the profits which could otherwise have been applied in paying dividends in cash, as the Directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the holders of the Elected Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits herein before mentioned shall have the same effect as if such capitalisation had been declared by resolution passed at a general meeting of the Company in accordance with Article 135;

(e) the Directors may do all acts and things which they consider necessary or expedient to give effect to any such offer and capitalisation, with power to make such provisions as they think fit to ensure that no fractional entitlements of additional ordinary shares become distributable (including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the holders of the ordinary shares concerned);

(f) the Directors may from time to time establish or vary a procedure for election mandates under which a holder of ordinary shares may elect to receive additional ordinary shares credited as fully paid in lieu of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(g) the Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article. The Directors may, in their absolute discretion if it shall in their opinion seem expedient, suspend or terminate (whether temporarily or otherwise) such right to elect and may do such acts and things considered necessary or expedient with regard to, or in order to effect, any such suspension or termination;

(h) the additional ordinary shares allotted pursuant to the provisions of this Article shall rank parri passu in all respects with the fully paid ordinary shares of the Company then in issue save only as regards participation in the relevant dividend or share election in lieu;

(i) notwithstanding the foregoing the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do as because of a change in circumstances, that the dividend shall be payable wholly in cash and if they so determine then all elections made shall be disregarded. The relevant dividend shall be payable wholly in cash if the ordinary shares of the Company cease to be listed on the particular stock exchange selected by the Directors, pursuant to sub-paragraph (b) above, at any time prior to the due date of issue of the additional ordinary shares or if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue;

(j) notwithstanding anything to the contrary in this article the Directors may make such exclusions from any offer of right of election to holders of ordinary shares as they may think fit in the light of any legal or practical problems under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction and may in particular, on any occasion, determine that right of election shall not be offered to any holders of ordinary shares who are citizens or residents of any territory where the making or publication of an offer of right of election or any exercise of rights of election or any purported acceptance of right of election would or might be unlawful and in such event the provisions aforesaid should be read and construed subject to such determination.

127 Any dividend, interest or other moneys payable in cash in respect of any shares may be paid by circular or warrant sent through the post directed to the registered address of the holder, or, where there are joint holders, to the registered address of that one of the joint holders who is first named on the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders. Any such dividend or distribution may be paid in a currency other than Irish Pounds and payable may be made by electronic funds transfer, bank transfer or by any other method selected by the Directors from time to time. The debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligations in respect of any payment made by such methods.

128 No dividend shall bear interest against the Company.

ACCOUNTS

129 The Directors shall cause proper books of account to be kept relating to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; and

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

130 The books of account shall be kept at the Office or, subject to Section 147 of the Act, at such other place as the Directors think fit, and at all reasonable times be open to the inspection of the

Directors.

131 The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

132 The Directors shall from time to time, in accordance with Sections 148,150,157 and 158 of the Act cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts and reports as are required by those sections to be prepared and laid before the annual general meeting of the Company.

133 Subject to the provisions of the Act (and subject to Article 3A(E)), a copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the profit and loss account and the Auditor's report shall, 21 clear days at least before the date of the meeting, be delivered or sent by post to the registered address of every member, to the Auditors and to every holder of debentures of the Company who is entitled to receive the same. Whenever an official quotation of The Dublin Stock Exchange, and/or any other Stock Exchange for all or any of the shares or debentures of the Company shall for the time being be in force there shall be forwarded to the Secretary of the Dublin Stock Exchange, and/or the appropriate officer of any other such Stock Exchange, such number of copies of such documents as may for the time being be required under its regulations or practice.

CAPITALISATION OF RESERVES OR PROFITS

134 Subject to any necessary sanction or authority being obtained the Company in general meeting may at any time and from time to time upon the recommendation of the Directors pass a resolution that any sum not required for the payment or provision of any fixed preferential dividend, and (A) for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares, debentures or debenture stock of the Company, or (B) being undivided net profits in the hands of the Company, be capitalised, and that such sum be appropriated as capital to and amongst the Ordinary Shareholders in proportion to the nominal value of their respective holdings of such shares and in such manner as the resolution may direct, and such resolution shall be effective and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares in the capital of the Company, or any debentures or debenture stock of the Company, on behalf of the Ordinary Shareholders aforesaid, and appropriate such shares, debentures or debenture stock to, and distribute the same credited as fully paid up amongst, such shareholders in the proportion aforesaid, in satisfaction of their shares and interests in the said capitalised sum, or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any Ordinary Shares held by such shareholders: Provided always that the amount (if any) standing to the credit of the share premium account or the capital redemption reserve fund shall be applied only in the manner authorised by the Act.

135 Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale amongst the members otherwise entitled to such fractions in due proportions) and also to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively credited as fully paid up of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such members.

AUDIT

136 Auditors shall be appointed and their duties regulated in accordance with Sections 160 to 163 of the Act.

NOTICES

137 A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address: Where a notice is sent by post, service of the notice shall be deemed to be affected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of the notice of a meeting at the expiration of 24 hours after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post. Where a shareholder is resident outside The British Isles all notices shall be sent to him by Air Mail post.

138 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

139 A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased or Official Assignee in bankruptcy or by any like description at the address supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

140 Notice of every general meeting shall be given in any manner herein before authorised to:

(a) every member; and

(c) every person upon whom the ownership of a share devolves by reason of his being a personal representative or the Official Assignee in bankruptcy of a member, where the member but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c) the Auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings, other than holders of Preference Shares, save in accordance with Article 3A(E).

141 (a) Notwithstanding anything to the contrary in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer) is required or permitted to give information in writing such information may be given or received by electronic means or in electronic form, whether as an electronic communication or otherwise. The use of such electronic communication shall conform to any regulations which may from time to time be made by the Directors. The Directors may at any time vary or revoke any regulations made pursuant to this Article.

(b) Regulations made by the Directors pursuant to this Article may include measures designed to:

(i) ensure the security of electronic communication:

ii) establish and authenticate the identity of the giver or recipient, as the case may be, of the information; and

(iii) record the consent of the giver or recipient of the information by electronic means or in electronic form.

(c) For the avoidance of doubt, any giver or recipient of information who has opted to give or receive information by electronic means or in an electronic form may, at some time, by notice given in conformity with regulations made by the Directors, opt to give or receive the information in any one of the other forms permitted by these Articles.

(d) Without prejudice to the generality of any of paragraphs (a), (b) and (c) above, the Directors may arrange to enable electronic communication by the Company or any member or other person as the case may be of:-

(i) notices of Annual or Extraordinary General Meetings;

(ii) the appointment of a proxy;

(iii) elections to receive allotments of Ordinary Shares instead of cash in respect of dividends;

(iv) the balance sheet, profit and loss account and group accounts and the Directors' and Auditors' reports; and

by the renumbering of the subsequent Articles as a consequence of the addition of this Article 141 and the consequential renumbering of references in Articles to other Articles.

WINDING UP

142 If the Company is wound up, the liquidator may, within the sanction of a special resolution of the Company and any other sanction required by the Act, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

143 Every Director, Managing Director, Agent, Auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in relation to his acts while acting in such office, in which judgment is given in his favor or in which he is acquitted or in connection with which relief is granted to him by the court under Section 391 of the Act. The Directors shall have power to purchase and maintain for or for the benefit of any persons who are or were at any time Directors or Officers of the Company, or who are or were at any time trustees of any pension fund in which employees of the Company are interested, insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any pension fund of the Company and shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning the purchase of such insurance.

Companies Registration Office

Special Resolution

Companies Acts 1963 to 1999

Registration fee stamp to be affixed above

FEE IN FULL PAID | RECEIPT No.

17 MAY 2007 5 1 5

J501

This form must be typewritten

FORM NO

Section 141 of the Companies Act 1963

Company Number REGISTRATION OFFICE
22045

G1

(16)

Company name *in full*
Anglo Irish Bank Corporation plc

AT THE ANNUAL GENERAL MEETING of the members of the said company, duly convened and held at The Mansion House, Dublin 2.

On the 2nd Day February Month 2007 Year

The following Special resolution (s) was/were duly passed.

Please see attached

I hereby certify that the above particulars are correct ☐ Director ☒ Company Secretary Date 17/5/2007

Signature

Name *Block letters please*
Natasha Mercer

Presenter's name Anglo Irish Bank Corporation plc

Address Stephens Court
18/21 St. Stephen's Green
Dublin 2

Telephone Number 616 2000

Reference NM/MK/KF

SPECIAL RESOLUTIONS:

1. (1) "That the authorised share capital of the Company be and is hereby increased by the creation of 440,000,000 Ordinary Shares of €0.16 each so that the authorised share capital of the Company shall be €242,000,000, Stg£50,000,000 and US$50,000,000 and that clause 4 of the Memorandum of Association be amended accordingly"

And

(2) "That the Articles of Association of the Company be and are hereby amended by the deletion of Article 2 and the following substituted therefor:

2. The authorised share capital of the Company is €242,000,000 divided into 1,200,000,000 Ordinary Shares of €0.16 each and 50,000,000 non-cumulative preference shares of €1 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 non-cumulative preference shares of Stg£1 each ("Sterling Preference Shares") and USD$50,000,000 divided into 50,000,000 non-cumulative preference shares of USD$1 each ("Dollar Preference Shares")."

2. "That:-

(a) the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations 1997 of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act 1990 (the "1990 Act")) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8 (d) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 1 May 2008 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act.

3. "That, for the purposes of Section 20 of the Companies (Amendment) Act (the "1983 Act") the Directors be empowered to allot and issue relevant securities pursuant to and in accordance with Article 8 (a) of the Articles of Association

of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of the resolution or 1 May 2008, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8 (a) and that Article 8 (a) (ii) be amended by the deletion of the words "27 April 2007" and the substitution therefore of the words "1 May 2008".

4. "That, for the purposes of Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8 (b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 1 May 2008, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b)."

5. "That the Directors be and they are hereby authorised, pursuant to Article 126 of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of ordinary shares in the Company the right to elect and receive an allotment of additional ordinary shares, credited as fully paid, in lieu of cash in respect of all or part of any dividend or dividends falling to be declared during the period commencing on the date of passing of this resolution and expiring on 1 May 2012 or such part of such dividend or dividends as the Directors may determine. The authority hereby conferred shall be in substitution for the previous such authority passed as the annual general meeting of the Company held on 24 January 2003, which is hereby revoked."

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Registration of a prospectus approved by IFSRA for issue by an Irish registered company
Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of S.I No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005

FEE PAID IN FULL | RECEIPT No.
25 MAY 2007 5 16
COMPANIES REGISTRATION OFFICE

1406

CRO receipt date stamp

Companies Acts 1963 to 2005

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 22045

Company Name: ANGLO IRISH BANK CORPORATION PLC

Date Approved by IFSRA: Day 24 Month 05 Year 2007

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: [signature] Date: 24 May 2007

Surname: MC LOUGHLIN Forename(s): LAURA

Position held: SOLICITOR

Presenter details

Name	EFC REGISTRARS LTD		
Address	3, BURLINGTON ROAD		
	DUBLIN 4		
DX number	25	DX exchange	25
Telephone number	2026400	Fax number	6675200
E-mail	lawyer@efc.ie	Reference number	LMCL/EG

Further Information

CRO address — When you have completed and signed the form, please send with the accompanying fee to the Registrar of Companies at:

Parnell House, 14 Parnell Square, Dublin 1

DX 145001 Parnell House

Payment — If paying by cheque, postal order or bank draft, please make the fee payable to the Companies Registration Office. Cheques or bankdrafts must be drawn on a bank in the Republic of Ireland.

Please *carefully* study the explanatory notes above. A Form B18 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO

FURTHER INFORMATION ON COMPLETION OF FORM B18, INCLUDING THE PRESCRIBED FEE, IS AVAILABLE FROM www.cro.ie OR BY E-MAIL info@cro.ie

OFFERING CIRCULAR

Anglo Irish Bank Corporation plc

(incorporated in Ireland and operating under the Companies Acts, 1963 to 2006, Registered Number 22045)

€30,000,000,000
Euro Medium Term Note Programme

On 15th August, 2001, Anglo Irish Bank Corporation plc (the "Issuer" or the "Bank") entered into a €1,500,000,000 Euro Medium Term Note Programme (the "Programme"). With effect from 15th August, 2002, the size of the Programme was increased to €2,000,000,000, with effect from 2nd July, 2003, the size of the Programme was increased to €4,000,000,000, with effect from 24th February, 2004, the size of the Programme was increased to €8,000,000,000, with effect from 23rd February, 2005, the size of the Programme was increased to €10,000,000,000 and with effect from 26th May, 2006, the size of the Programme was increased to €20,000,000,000. This Offering Circular supersedes any previous Offering Circular. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This Offering Circular does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €30,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to any increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "Risk Factors".

Application has been made to the Irish Financial Services Regulatory Authority (the "Financial Regulator"), as competent authority under Directive 2003/71/EC, for the Offering Circular to be approved. Such approval relates only to Notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange Limited (the "Irish Stock Exchange") or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. Application has also been made to the Irish Stock Exchange for Notes issued under the Programme for the period of 12 months from the date hereof to be admitted to the Official List (the "Irish Official List") and trading on its regulated market.

References in this Offering Circular to Notes being listed (and all related references) shall mean that such Notes have been admitted to trading on the Irish Stock Exchange and admitted to the Irish Official List. The Irish Official List is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

The Financial Regulator may, at the request of the Issuer, send to the competent authority of another European Economic Area Member State (i) a copy of the Offering Circular; (ii) a certificate of approval pursuant to Article 18 of Directive 2003/71/EC (the "Prospectus Directive") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (an "Attestation Certificate"); and (iii) if so required by such competent authority, a translation of the summary set out on pages 4 to 7 of this Offering Circular. At the date hereof, the Issuer has requested the Financial Regulator to send an Attestation Certificate and copy of the Offering Circular to the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the final terms document (the "Final Terms") which, with respect to Notes to be admitted to the UKLA Official List and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market, will be delivered to the UK Listing Authority and the London Stock Exchange and which, with respect to Notes to be admitted to the Irish Official List, will be delivered to the Irish Stock Exchange, in each case on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

ABN AMRO	**Anglo Irish Bank**
Banc of America Securities Limited	**Barclays Capital**
BNP PARIBAS	**Citi**
Commerzbank Aktiengesellschaft	**Davy**
Deutsche Bank	**HSBC**
Merrill Lynch International	**National Australia Bank Limited**
Nomura International	**The Royal Bank of Scotland**
UBS Investment Bank	**WestLB AG**

24th May, 2007

This Offering Circular comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of the Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Offering Circular in connection with an offer of Notes are the persons named in the applicable Final Terms as the relevant Dealer(s) or the Financial Intermediaries, as the case may be.

No person is or has been authorised by the Issuer, the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer or the Issuer and its subsidiaries (the "Group") is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Group during the life of the Programme or to advise any investor in the Notes of any information coming to their attention.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, unless specifically indicated to the contrary in the applicable Final Terms, no action has been taken by the Issuer, the Trustee or the Dealers which is intended to permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular

or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom and the Republic of Ireland ("Ireland")) and Japan, — see "Subscription and Sale".

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

SUMMARY OF THE PROGRAMME

This summary must be read as an introduction to this Offering Circular and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before legal proceedings are initiated. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer:	Anglo Irish Bank Corporation plc
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme (see "Risk Factors").
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG, London Branch
Dealers:	ABN AMRO Bank N.V. Anglo Irish Bank Corporation plc Banc of America Securities Limited Barclays Bank PLC BNP PARIBAS Citigroup Global Markets Limited Commerzbank Aktiengesellschaft Deutsche Bank AG, London Branch HSBC Bank plc J&E Davy Merrill Lynch International National Australia Bank Limited ABN 12 004 044 937 Nomura International plc The Royal Bank of Scotland plc UBS Limited WestLB AG and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.
Issuing and Principal Paying Agent:	Deutsche Bank AG, London Branch
Trustee:	Deutsche Trustee Company Limited
Programme Size:	Up to €30,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) (as defined in "Subscription and Sale") outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency, except for Undated Subordinated Notes which will not have a stated maturity. At the date of this Offering Circular, Subordinated Notes may be dated or undated and, in the case of Dated Subordinated Notes, the minimum maturity will be such as will enable such Notes to qualify as capital for supervisory purposes from time to time.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes" and will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in

such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.
Redemption:	The applicable Final Terms will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent (as defined in Condition 5)) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent) and/or (save in respect of Subordinated Notes) the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency).
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by Ireland or any political sub- division thereof or by any authority therein or thereof having power to tax unless such withholding is required by law, subject as provided in Condition 6. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 6, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The Notes will not contain a negative pledge provision.
Cross Default:	The terms of the Senior Notes will contain a cross default provision as further described in Condition 8.
Status of the Senior Notes:	The Senior Notes and any relative Receipts and Coupons will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding, unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.
Status of the Dated Subordinated Notes:	The Dated Subordinated Notes and any relative Receipts and Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the

manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

Status of the Undated Subordinated Notes:

The Undated Subordinated Notes and any relative Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Undated Subordinated Notes and any relative Coupons will be subordinated in right of payment to the claims of Senior Creditors of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes will be conditional upon the Issuer being solvent at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of the Undated Subordinated Notes or the relative Coupons (if any) except to the extent that the Issuer could make such payment and still be solvent immediately thereafter.

Rating:

Any rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing and admission to trading:

Application has been made to the Irish Stock Exchange for Notes issued under the Programme and up to the expiry of 12 months from the date of this Offering Circular to be admitted to trading on the Irish Official List.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted by trading and, if so, on which stock exchange(s) and/or markets.

Governing Law:

The Notes will be governed by, and construed in accordance with, English law, except that, in relation to Subordinated Notes, Conditions 2*(b)*, 2*(c)* and 2*(d)* will be governed by, and construed in accordance with, Irish law.

The Trust Deed will be governed by, and construed in accordance with, English law except that, in relation to Subordinated Notes, clauses 6(B) and 6(C), will be governed by, and construed in accordance with, Irish law.

Selling Restrictions:

There are selling restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and Ireland) and Japan, and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes — see "Subscription and Sale".

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Group's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of the Programme may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in the Issuer's credit ratings will generally affect any trading market for, or trading value of, the securities.

Any decline in the Issuer's credit rating may affect the market value of the Issuer's securities

The Issuer's credit ratings are an assessment of its ability to pay obligations, including those on any securities issued. Consequently, actual or anticipated declines in the Issuer's credit ratings may affect the market value of the Issuer's securities.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated and transacted with a range of counterparties. While to date there has not been a situation in which a derivative counterparty of the Issuer has not honoured its obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative effect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect the Issuer's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and

may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those Notes generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or

more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Trust Deed to the claims of all depositors and all other unsubordinated conditions of the Issuer. The claims of the holders of Undated Subordinated Notes are subordinated to the claims of Senior Creditors of the Issuer in that payments of principal and interest are

conditional upon the Issuer being solvent at the time of payment by the Issuer and that no payment of principal and interest shall be made unless the Issuer could make such payment and still be solvent immediately thereafter. "Senior Creditors" means all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes) other than those whose claims rank or are expected to rank *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes (if any) (whether only in the event of a winding-up of the Issuer or otherwise).

Under certain conditions, interest payments under Undated Subordinated Notes must be deferred

If the Issuer is unable to satisfy the solvency condition as set out in Condition 2*(c)* of the Notes, then the Issuer must defer the payment of interest on Undated Subordinated Notes until such time as the Issuer is able to make payment of principal or interest and still be solvent immediately thereafter.

The Issuer will pay all deferred interest, and interest on that deferred interest, on all Undated Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. The Issuer will make this payment in respect of all Undated Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Undated Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Undated Subordinated Notes; such holders will have claims only for amounts then due and payable on their Undated Subordinated Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of the Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers, authorisation and substitution

The Trust Deed contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which in the opinion of the Trustee is not materially prejudicial to the Noteholders or (ii) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 14(iii) of the conditions of the Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Change of law

The conditions of the Notes are based on English (or, in the case of the subordination provisions, Irish) law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English or Irish law or administrative practice after the date of this Offering Circular.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the auditors report and the audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 30th September, 2005 and 30th September, 2006 and the interim consolidated financial statements of the Issuer for the six months ended 31st March, 2007; and

(b) memorandum and articles of association of the Issuer,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/34/EC (the "Combined Admissions and Reporting Directive").

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer and from the specified offices of the Paying Agents for the time being in London and Dublin. Written requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in Ireland of J&E Davy in its capacity as listing agent for the Notes listed on the Irish Official List.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes. The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") that it will comply with section 87G of the Financial Services and Markets Act 2000 (the "FSMA").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Final Terms, a permanent global note (a "Permanent Global Note", and each a "Global Note") which, in either case, will:

(i) if the Global Note is intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and

(ii) if the Global Note is not intended to be issued in NGN form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after a Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note, if the Permanent Global Note is not issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of a smaller amount will be exchangeable for definitive Notes only upon an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 8) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available. The Issuer will promptly give notice to the Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Temporary Global Note or a Permanent Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as shall be approved by the Issuer, the Agent and the Trustee.

APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ANGLO IRISH BANK CORPORATION plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €30,000,000,000
Euro Medium Term Note Programme

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [date] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:	Anglo Irish Bank Corporation plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*]
6.	(i) Specified Denominations:	[ ]

(N.B. — where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed:

"[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000].")

(N.B. If an issue of Notes is (i) NOT admitted to trading on a European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.)

	(ii)	Calculation Amount: *(Applicable to Notes in definitive form.)*	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations.)*
7.	(i)	Issue Date [and Interest Commencement Date]:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]
8.		Maturity Date:	[*Fixed rate — specify date*/ *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.		Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.		Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)*
11.		Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.		Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.		Status of the Notes:	[Senior/[Dated/Undated] Subordinated]
14.		Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. **Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 3)*
(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
(iii) Fixed Coupon Amount(s): (*Applicable to Notes in definitive form.*)	[ ] per Calculation Amount
(iv) Broken Amount(s): (*Applicable to Notes in definitive form.*)	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
(v) Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ICMA)*)]
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16. **Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ [*specify other*]]
(iii) Additional Business Centre(s):	[ ]
(iv) Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v) Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi) Screen Rate Determination:	
— Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement*)
— Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR*

	and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)
— Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
— Floating Rate Option:	[ ]
— Designated Maturity:	[ ]
— Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 3 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5*(e)*(iv) and 5*(j)* apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18. **Index Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day

		Convention/Preceding Business Day Convention/ *specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ]
		(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)
21.	Investor Put:	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount:	[ ] per Calculation Amount/*specify other*/see Appendix]

	(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)
23. Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5*(e)*:	[[ ] per Calculation Amount/see Appendix/ *specify other*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] *(N.B.: The 'exchange upon notice given at any time' option should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000].")*
25. New Global Note:	[Yes][No]
26. Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)*
27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. N.B.: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29. Details relating to Instalment Notes:	
(i) Instalment Amount(s):	[Not Applicable/*give details*]
(ii) Instalment Date(s):	[Not Applicable/*give details*]
30. Redenomination applicable:	Redenomination [not] applicable [*(If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates))*][*(if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)*]
31. Other final terms or special conditions:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a*

	supplement to the Offering Circular under Article 16 of the Prospectus Directive.)

DISTRIBUTION

32. (a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**:	[Not Applicable/*give names [and addresses and underwriting commitments]***] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers)*
(b) Date of Subscription Agreement:**	[ ]**
(c) Stabilising Manager (if any):	[Not Applicable/*give name*]
33. If non-syndicated, name [and address]** of relevant Dealer:	[*Name [and address]***]
34. Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**
35. Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA C/TEFRA D/TEFRA not applicable]
36. Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank Corporation plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:

By:..

Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i) *Listing:*	[London/Ireland/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)*
(iii) Estimate of total expenses related to admission to trading:	[ ]*

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] [*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*]** (*The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

[3. NOTIFICATION [AND AUTHORISATION]**

The [*name of competent authority in home Member State*] [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

[The Issuer has authorised the use of these Final Terms and the Offering Circular dated [ ] by the [Dealers/Managers] and [*include names and addresses of other financial intermediaries involved in the offer*] (the "Distributors" and, together with the Managers, the "Financial Intermediaries") in connection with offer of the Notes to the public in [*insert jurisdiction where the Offering Circular has been approved and published and jurisdictions into which it has been passported*] for the period set out in paragraph 4 below.]**

4. **[PUBLIC OFFERS

(i) Offer Period:	[ ] to [ ] (*Should be from the date of publication of the Final Terms to a specified date or a formula such as "the Issue Date" or "the date which falls [ ] Business Days thereafter".*)
(ii) Offer Price:	The Issuer has offered the Notes to the Managers at the initial issue price of [ ] less a total commission of [ ]. *OR* (*where the price is not determined at the date of the Final Terms*) The issue price of the Notes will be determined by the Issuer and the Managers on or about [ ] in accordance with market conditions then prevailing, including [supply and demand for the Notes and other similar securities] [and] [the then current market price of [*insert relevant benchmark security, if any*].
(iii) Conditions to which the offer is subject:	Offers of the Notes are conditional on their issue [and on any additional conditions set out in the standard terms of

		business of the Financial Intermediaries, notified to investors by the relevant Financial Intermediary]
(iv)	Description of the application process:	[ ]/Not Applicable *(May not be applicable if a full application process is not being followed)*
(v)	Details of the minimum and/or maximum amount of application:	[ ]/Not Applicable
(vi)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[ ]/Not Applicable
(vii)	Details of the method and time limits for paying up and delivering the Notes:	[The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys. Investors will be notified by the relevant Financial Intermediary of their allocations of Notes and the settlement arrangements in respect thereof.]
(viii)	Manner and date in which results of the offer are to be made public:	[ ]/Not Applicable *(Not Applicable unless the issue is an "up to" issue, in which case disclosure must be included)*
(ix)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[ ]/Not Applicable
(x)	Categories of potential investors to which the Notes are offered:	Offers may be made by the Financial Intermediaries in [*insert jurisdiction where the Offering Circular has been approved and published and relevant jurisdiction(s) into which it has been passported*] to any person [*insert suitability criteria, if any are deemed appropriate pursuant to any applicable conduct of business rules*]. In other EEA countries, offers will only be made by the Financial Intermediaries pursuant to an exemption from the obligation under the Prospectus Directive as implemented in such countries to publish a prospectus.
(xi)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[ ]/Not Applicable No dealings in the Notes on a regulated market for the purposes of the Investment Services Directive 93/22/EEC may take place prior to the Issue Date.
(xii)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[ ]/Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i)	Reasons for the offer	[ ] *(See ["Use of Proceeds"] wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]**
(ii)	Estimated net proceeds:	[ ]

*(Also see "Use of Proceeds" wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)***

(iii) Estimated total expenses: [ ]. [*Include breakdown of expenses*]**

(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above)

7. **YIELD** *(Fixed Rate Notes only)*

Indication of yield: [ ]

[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]**

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8. **HISTORIC INTEREST RATES** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

9. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS** *(Index-Linked Interest Notes only)*

*[Need to include details of where past and future performance and volatility of the index/formula can be obtained] [Need to include] a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]*** *[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]*

10. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

11. **OPERATIONAL INFORMATION**

(i) Intended to be held in a manner which would allow Eurosystem eligibility: [Yes] [No]

[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]

(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

Notes:

* *Delete if the minimum denomination is less than €50,000*

** *Delete if the minimum denomination is €50,000 or more*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Anglo Irish Bank Corporation plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as amended and restated by a First Supplemental Trust Deed dated 15th August, 2002, a Second Supplemental Trust Deed dated 15th July, 2005, a Third Supplemental Trust Deed dated 26th May, 2006, a Fourth Supplemental Trust Deed dated 8th March, 2007, a Fifth Supplemental Trust Deed dated 8th March, 2007 and a Sixth Supplemental Trust Deed dated 24th May, 2007, in each case between Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor trustee) and the Issuer and as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 15th August, 2001 and made between the Issuer and the Trustee for the holders of such Notes.

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of each Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 24th May, 2007 and made between the Issuer, Deutsche Bank AG, London Branch as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the other paying agent named therein (together with the Agent, unless the content otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

Any reference to "Noteholders" or "holders" in relation to any Notes shall mean the holders of the Notes and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal London office for the time being of the Trustee (being at 24th May, 2007 at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing at, and copies may be obtained from, the offices of the Agent save that, if this Note is neither listed on a stock exchange nor admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may also be a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note (or the Trustee in accordance with the Trust Deed) shall be treated by the Issuer, the Trustee and any Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be

construed accordingly. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References in these Terms and Conditions to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as otherwise approved by the Issuer, the Agent and the Trustee.

2. STATUS OF SENIOR NOTES, DATED SUBORDINATED NOTES AND UNDATED SUBORDINATED NOTES

(a) Status of Senior Notes

The Senior Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of Dated Subordinated Notes

Dated Subordinated Notes

(A) The Dated Subordinated Notes and any relative Receipts and Coupons constitute direct, unsecured and, in accordance with sub-paragraph (B) below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

For the purpose of this sub-paragraph (B), "Subordinated Indebtedness" means all indebtedness of the Issuer which is subordinated, in the event of the winding-up of the Issuer, in right of payment to the claims of depositors and other unsubordinated creditors of the Issuer and for this purpose indebtedness shall include all liabilities, whether actual or contingent.

(c) Status of Undated Subordinated Notes

(1) Undated Subordinated Notes

(A) The Undated Subordinated Notes and any relative Coupons constitute direct, unsecured and, in accordance with the paragraphs below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Undated Subordinated Notes and any relative Coupons are subordinated to the claims of Senior Creditors (as defined below) of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons are conditional upon the Issuer being solvent (as defined below) at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of Undated Subordinated Notes or any relative Coupons except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For this purpose, the Issuer shall be considered to be solvent if:

(i) it is able to pay its debts to Senior Creditors as they fall due; and

(ii) its Assets exceed its Liabilities (each as defined below) to Senior Creditors.

A report as to the solvency of the Issuer by (a) two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed) or (b) if the Issuer is being wound up, its liquidator or (c) if the Issuer is under examination as provided for by the Companies (Amendment) Act, 1990 of Ireland, its examiner shall, in each case in the absence of manifest error, be treated and accepted by the Issuer, the Trustee and the holders of Undated Subordinated Notes and any relative Coupons as correct and sufficient evidence thereof.

For the purpose of this sub-paragraph (B):

"Senior Creditors" means (1) all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or (2) creditors who are subordinated creditors of the Issuer (including the holders

of Dated Subordinated Notes and any relative Coupons) other than those whose claims rank, or are expressed to rank, *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes and the Coupons relating thereto (if any) (whether only in the event of a winding-up of the Issuer or otherwise);

"Assets" means the total consolidated gross assets of the Issuer; and

"Liabilities" means the total consolidated gross liabilities of the Issuer, all as shown by the latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events in such manner and to such extent as such directors, Auditors, liquidator or examiner, as the case may be, may determine to be appropriate.

(C) Interest on Undated Subordinated Notes shall accrue from day to day and shall (subject to sub-paragraph (B) above) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the interest period ending on (but excluding) such Compulsory Interest Payment Date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects and gives not less than 30 days' notice of such election to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) the interest accrued in the interest period ending on (but excluding) such Optional Interest Payment Date (an "Accrual Period") but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose; and any interest not so paid shall, so long as the same remains unpaid, constitute "Arrears of Interest". The Issuer may at its option (after giving notice to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) at any time pay all or part of the Arrears of Interest (being, if part only, the whole of the interest accrued on all the Undated Subordinated Notes during any one or more Accrual Period(s)) but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest shall (subject to sub-paragraphs (B) and (D) of this Condition 2*(c))*, become due in full on whichever is the earliest of (i) the date on which any dividend or other distribution is next declared, paid or made on any class of stock or share capital of the Issuer (ii) the date set for any repayment permitted under paragraph (b) or (c) of Condition 5 and (iii) the commencement of winding-up of the Issuer. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer shall be obliged (subject to sub-paragraph (B) above) to do so upon the expiry of such notice. Interest in respect of which the condition referred to in sub-paragraph (B) above is not satisfied on the Interest Date relating thereto shall, so long as the same remains unpaid, also constitute Arrears of Interest for the purposes of the remainder of these Terms and Conditions. Neither Arrears of Interest nor any interest due but unpaid shall bear interest.

(D) If, otherwise than for the purposes of a Permitted Reorganisation (as defined in Condition 8) or for the purpose of a reconstruction or amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer, the Issuer shall, in lieu of any other payment on the Undated Subordinated Notes and any relative Coupons representing principal, accrued interest, Arrears of Interest and/or interest due but unpaid, but subject to the condition set out in sub-paragraph (B) above, be obliged to pay, in respect of the Undated Subordinated Notes and such Coupons, such amounts as would have been payable if the holders of the Undated Subordinated Notes and such Coupons had, on the day preceding the commencement of such winding-up, become holders of preference stock or shares in the capital of the Issuer forming or being part of a class having a preferential right in the winding-up over the holders of all other classes of stock or shares in the capital of the Issuer and entitled to receive in such winding-up an amount equal to the Early Redemption Amount (as defined in Condition 5*(e))* of the Undated Subordinated Notes together with interest (if any) accrued since the Interest Date next preceding or coinciding with the commencement of such winding-up, such Arrears of Interest and/or, as the case may be, such interest due but unpaid.

(2) Definitions

For the purposes of this paragraph *(c)*:

"Compulsory Interest Payment Date" means any Interest Date in relation to which any dividend or other distribution (as defined in the Trust Deed) has been declared, paid or made on any class of the stock or share capital of the Issuer in the immediately preceding interest period;

"Interest Date" means an Interest Payment Date;

"Interest Period" means the period from (and including) one Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Date; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

N.B. The obligations of the Issuer in respect of any Undated Subordinated Notes issued by it and any relative Coupons are conditional upon the Issuer being solvent immediately before and after payment by the Issuer. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons may be used to absorb losses.

(d) Set-off

Subject to applicable law, no holder of a Subordinated Note, or a Receipt or Coupon relating thereto (if any) may exercise or claim any right of set-off in respect of any amount owed by it to the Issuer arising under or in connection with the Subordinated Notes and the Receipts and Coupons relating thereto (if any) and each holder of a Subordinated Note or a Receipt or Coupon relating thereto (if any) shall, by virtue of its subscription, purchase or holding of any such Note, Receipt or Coupon, be deemed to have waived all such rights of set-off.

3. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) on the Interest Payment Date(s) in each year and (except in the case of an Undated Subordinated Note) up to (and including) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Except in the case of Notes in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form comprises more than one Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions other than with respect to Condition 2*(c)*, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 3*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which

event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

Unless otherwise stated in the applicable Final Terms, the Minimum Rate of Interest shall be deemed to be zero.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form comprises more than one Calculation Amount, the Interest Amount payable in respect of such Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(b)*:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non- leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the

first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3*(b)*, whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused or is not made by reason of Condition 2*(b)* or *(c)*. In any such event, interest will continue to accrue as provided in the Trust Deed.

4. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Notwithstanding any provision hereof (other than the final paragraph of Condition 4*(d)*), payments in respect of any Note will not be made at an office of a Paying Agent in the United States by transfer to an account maintained by the payee with a bank located in the United States or by cheque mailed to an address in the United States. For the purposes of this Condition and Condition 12, the "United States" means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 6.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest, including Arrears of Interest (if any), in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States.

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 6) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 7) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall (subject, in the case of Undated Subordinated Notes, to the provision of Condition 2*(c)*) be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (including Arrears of Interest (if any)) in respect of Notes represented by any Global Note will (subject as provided below and, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note (or as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note or the Trustee, as the case may be, in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note or the Trustee, as the case may be.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 7) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 5*(e)*); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

5. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Senior Note and each Dated Subordinated Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. Each Undated Subordinated Note is undated and accordingly has no final maturity date and is only redeemable or repayable in accordance with the following provisions of this Condition or Condition 9.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent, as defined below, if required and subject further, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Agent and the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if immediately prior to the giving of such notice the Issuer satisfies the Trustee that:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 6 as a result of any change in, or amendment to, the laws or regulations of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Upon the expiry of any such notice as is referred to in this Condition 5*(b)*, the Issuer shall be bound to redeem the Notes in accordance with this Condition 5*(b)*.

Notes redeemed pursuant to this Condition 5*(b)* will be redeemed at their Early Redemption Amount referred to in paragraph *(e)* below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions, "Relevant Supervisory Consent" means the consent to the relevant repayment of the Irish Financial Services Regulatory Authority (or, if the Irish Financial Services Regulatory Authority ceases to be the relevant regulator, the successor to the Irish Financial Services Regulatory Authority as the relevant regulator of banks operating in Ireland).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may (subject, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*), having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note (other than a Subordinated Note) giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory

to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note), each Note will (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Undated Subordinated Notes, at their nominal amount; or

(iii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iv) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent (if required)) at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraphs (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note) is improperly

withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e)(iv) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

6. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note, Receipt or Coupon:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his being connected with Ireland otherwise than by reason only of his ownership of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 4*(e)*);or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein "Relevant Date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

7. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 6) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 4*(b)* or any Talon which would be void pursuant to Condition 4*(b)*.

8. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SENIOR NOTES

This Condition shall apply only to Senior Notes. Any reference in this Condition 8 to "Noteholders" shall mean holders of Senior Notes.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in paragraphs (ii) to (vi) below (inclusive), only if the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders) give

notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events ("Events of Default") shall have occurred and be continuing:

(i) there is default for more than seven days in the payment of any principal or for more than 14 days in the payment of any interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is default by the Issuer in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Notes, Receipts or Coupons and on its part to be performed or observed (other than the covenant to pay the principal or interest in respect of any of the Notes) and (except where the Trustee determines that such default is not capable of remedy when no such notice or continuation as is hereinafter mentioned shall be required) such default continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) if any other present or future indebtedness (as defined in the Trust Deed) of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) becomes due and repayable prior to its stated maturity pursuant to a default (however described) by the Issuer or such Subsidiary; or

(b) if any other present or future indebtedness of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) is not paid when due or (as the case may be) within any applicable grace period therefor (as originally provided); or

(c) if the Issuer or any of its Subsidiaries fails to pay when due or (as the case may be) within any applicable grace period therefor (as originally provided) any amount payable by it to any Third Party under any present or future guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of its business) in respect of any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction); or

(d) if any mortgage, charge, pledge, lien or other encumbrance present or future securing any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction), guarantee or indemnity created or assumed by the Issuer or any of its Subsidiaries becomes enforceable;

Provided however that for the purposes of this paragraph (iii):

(I) the aggregate of the principal amounts of all such indebtedness (other than indebtedness in respect of any Limited Recourse Transaction) of the Issuer and its Subsidiaries to Third Parties and/or the amounts payable by the Issuer or any of its Subsidiaries to Third Parties under any such guarantee and/or indemnity (other than any guarantee and/or indemnity in respect of any Limited Recourse Transaction) shall at that time exceed £10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or, if higher, a sum equal to 0.15 per cent. of the Total Assets (as defined below); and

(II) "Subsidiary" does not include an SPC Subsidiary and "Subsidiaries" does not include SPC Subsidiaries; or

(iv) a distress or execution or other legal process in respect of a claim for £500,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or more is levied or enforced or sued out against any part of the property, assets or revenues of the Issuer or any of its Subsidiaries (other than an SPC Subsidiary or SPC Subsidiaries) and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(v) save, in the case of the Issuer for a Permitted Reorganisation (as defined below), the Issuer or any Principal Subsidiary (as defined below) becomes insolvent or stops or threatens to stop payment of or is unable to pay its debts as they mature or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or, except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders, ceases or threatens to cease to carry on its business or any substantial part of its business; or

(vi) an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer or any Principal Subsidiary or anything analogous or similar to any of the foregoing occurs (except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders or, in any case concerning the Issuer, as a result of a Permitted Reorganisation).

In this Condition 8:

"Group" means the Issuer and its Subsidiaries.

"Limited Recourse Transaction" means a transaction entered into or to be entered into by the Issuer or any of its Subsidiaries where the sole recourse, insofar as the Issuer or any of its Subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) the Issuer or any of its Subsidiaries. A certificate by the Auditors addressed to the Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"Principal Subsidiaries" means a Subsidiary of the Issuer (other than an SPC Subsidiary) whose total assets represent 10 per cent. or more of the Total Assets of the Group (all as more particularly described in the Trust Deed). A certificate by the Auditors addressed to the Trustee that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Permitted Reorganisation" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Issuer under which:

(a) the whole of the business, undertaking and assets of the Issuer are transferred to and all the liabilities and obligations of the Issuer are assumed by the new or surviving entity either:

    (i) automatically by operation of the laws of Ireland; or

    (ii) upon terms and subject to the satisfaction of such conditions as the Trustee shall have previously approved in writing in order to satisfy the Trustee that the new or surviving entity will be bound by the terms of the Trust Deed and the Notes as fully as if it had been named in the Trust Deed and the Notes in place of the Issuer; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"SPC Subsidiary" means a Subsidiary of the Issuer acquired or formed or used by the Issuer or any Subsidiary of the Issuer for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) the Issuer or any other Subsidiary of the Issuer is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned Subsidiary or the assets of such first- mentioned Subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned Subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) the Issuer or any of its other Subsidiaries or its or their other assets for the liabilities of such first-mentioned Subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"Third Party" means any person not being the Issuer or a Subsidiary of the Issuer and "Third Parties" shall be construed accordingly.

"Total Assets" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

The Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing.

9. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SUBORDINATED NOTES

This Condition shall apply only to Subordinated Notes. Any reference in this Condition 9 to "Noteholders" shall mean holders of Subordinated Notes.

(i) If default is made in the payment of any principal or interest due in respect of the Notes and such default continues for a period of 15 days after the due date for the same or, as the case may be, after any other date upon which the payment of interest is compulsory, the Trustee may, subject as provided below, at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere), but may take no further action in respect of such default. For the purposes of this paragraph and in relation to Undated Subordinated Notes only, (i) a payment shall be deemed to be due or compulsory even if the condition set out in Condition 2*(c)*(1)(B) is not satisfied, and (ii) for the avoidance of doubt, the exercise by the Issuer of its right, pursuant to Condition 2*(c)*(1)(C), not to make any payment(s) of interest in respect of Undated Subordinated Notes shall not constitute a default in the payment of interest.

(ii) If, otherwise than for the purposes of a Permitted Reorganisation or for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer in Ireland (but not elsewhere), the Trustee may, subject as provided below, at its discretion, give notice to the Issuer that the Dated Subordinated Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their Early Redemption Amount as defined in Condition 5*(e)*, plus accrued interest as provided in the Trust Deed.

(iii) Without prejudice to Condition 9(i) or 9(ii) above, the Trustee may, subject as provided below, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Notes, the Receipts, the Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes), provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

(iv) The Trustee shall not be bound to take action referred to in Condition 9(i), (ii) and/or (iii) above unless (a) it shall have been so requested in writing by Noteholders holding at least one-quarter in nominal amount of the Notes then outstanding or so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified to its satisfaction.

(v) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer pursuant to paragraph (iii) above unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing. No Noteholder, Receiptholder or Couponholder shall be entitled either to institute proceedings in Ireland (or elsewhere) for the winding-up of the Issuer or to submit a claim in such winding-up, except that if the Trustee, having become bound to institute such proceedings as aforesaid, fails to do so, or, being able and bound to submit a claim in such winding-up, fails to do so, in each case within a reasonable period and such failure is continuing, then any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere) and/or submit a claim in such winding-up to the same extent (but not further or otherwise) that the Trustee would have been entitled to do.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority); and

(c) there will at all times be a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent, approved in writing by the Trustee, having a specified office in New York City in the circumstances described in Condition 4*(d)*. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent outside the United States in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 7. Each Talon shall, for the purposes of these *Terms and Conditions*, be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relative Coupon sheet matures.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London or, if in any case this is not in the opinion of the Trustee practicable, in at least one daily English language newspaper with general circulation in Europe approved by the Trustee and (ii) (in respect of any Notes listed in the Official List of the Irish Stock Exchange (so long as that exchange requires)) in an English language daily newspaper published and circulating nationally in Ireland. It is expected that such publication will be made in the *Financial Times* in London and The Irish Times in Dublin. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the second day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, except that any call notice given pursuant to Condition 5*(c)* shall be deemed to have been given to the holders of the Notes on the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 13.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND SUBSTITUTION

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), or certain provisions of the Trust Deed, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any provision of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders; or

(b) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

(ii) If the Issuer shall undergo a Permitted Reorganisation, the new or surviving entity in any such case will be substituted in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons without any prior approval thereof being required of the Noteholders, the Receiptholders or the Couponholders or any further consent thereto being required of the Trustee.

(iii) Without prejudice to Condition 14(ii) above and subject as provided in the Trust Deed, the Trustee may at any time agree, without the consent of the Noteholders, Receiptholders or the Couponholders, to the substitution in place of the Issuer (or any previous substitute under this Condition) as the principal debtor under the Trust Deed and the Notes, the Receipts and the Coupons (as defined in the Trust Deed) of (i) any successor in business of the Issuer, (ii) any wholly-owned Subsidiary of the Issuer and (iii) any wholly-owned Subsidiary of a successor in business of the Issuer, subject in each case to the Trustee being satisfied that the substitution will not breach any applicable law or regulation and that all necessary governmental, regulatory and other approvals, consents and licences in respect of the substitution shall have been obtained and are in full force and effect and, in the case of the substitution of any company other than a successor in business of the Issuer, the irrevocable and unconditional guarantee on a subordinated basis equal to that mentioned in Condition 2, in a form satisfactory to the Trustee, of the Notes, the Receipts and the Coupons by the Issuer or such successor in business of the Issuer and subject to certain other conditions set out in the Trust Deed being complied with.

(iv) In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequence of the exercise of its trusts, powers or discretions for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent

already provided for in Condition 6 and/or any undertaking given in addition to, or in substitution for, Condition 6 pursuant to the Trust Deed.

(v) Any such modification, waiver, authorisation or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 13.

15. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law except that Conditions 2*(b)*, 2*(c)* and 2*(d)* and the equivalent provisions of the Trust Deed are governed by, and shall be construed in accordance with, the laws of Ireland.

(b) Submission to jurisdiction

The Issuer has in the Trust Deed irrevocably agreed for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer has in the Trust Deed irrevocably and unconditionally waived and agreed not to raise any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

The Issuer has in the Trust Deed appointed each of the persons for the time being nominated under Part XXIII of the Companies Act 1985 as its agent for the service of process on it to accept on its behalf service of process in England in connection with any Proceedings, and has undertaken that, in the event of its London Branch ceasing to be registered under Part XXIII of the Companies Act 1985, it will appoint such other person as the Trustee may approve as its agent for that purpose. At 24th May, 2007 such nominated persons are employees for the time being of its London Branch at 10 Old Jewry, London EC2R 8DN. The Issuer has also agreed in the Trust Deed to procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such a person approved by the Trustee with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF THE ISSUER

ANGLO IRISH BANK CORPORATION plc

Introduction

The Bank is an Irish licensed bank having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964, with registration number 22045. It operates and is regulated under the supervision of the Irish Financial Services Regulatory Authority (the "Financial Regulator") as a constituent part of the Central Bank and Financial Services Authority of Ireland ("CBOI"). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria and Switzerland. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by the Financial Regulator from time to time (the currently applied ratio being 25 per cent.). From 1st July, 2007, the Financial Regulator will change the methodology by which it sets minimum liquidity requirements for the Irish banking industry, changing from the old liquid stock approach to a more modern 'cash-flow mismatch' approach. The holder of a licence must, in particular, establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of the Financial Regulator.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by the Financial Regulator to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended by the Central Bank Act, 1997 and the European Communities (Deposit Guarantee Schemes) Regulations, 1999) set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by the Financial Regulator. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Gary McGann (Chairman), Michael Jacob and Noël Harwerth. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts, 1963 to 2006 and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates in.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1984 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and, in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2007 the Bank had total assets of €88,669 million (€73,290 million as at 30th September, 2006) and €7,696 million (€6,892 million as at 30th September, 2006) of capital resources. It operates out of 6 branches in Ireland, 7 branches in Great Britain and through subsidiaries in each of the Isle of Man, Austria, Portugal and Switzerland. In the USA the Bank has a representative office in each of Boston, New York and Chicago. As at 31st March, 2007, the Bank employed 1,672 people, of whom 924 were located in the Republic of Ireland.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/ liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Wealth Management

Reflecting the extent and diversity of activities, the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK, the Isle of Man, Austria and Switzerland and cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 31st March, 2007[1]	11.4	8.5
As at 30th September, 2006[2]	12.1	8.4

[1] *Source:* Derived from the Bank's Unaudited Management Accounts and records.

[2] Including year end retentions.

Liquidity

The Bank's liquidity ratio has been significantly above the Financial Regulator's requirements. As at 31st March, 2007, the Bank's liquidity ratio was 29.1 per cent., compared with 28.2 per cent. as at 30th September, 2006 and 27.1 per cent. as at 30th September, 2005. The Bank has commenced a parallel run period and is currently adhering to both the old methodology and the new approach before the new approach becomes official on 1st July 2007.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity, the Bank has established deposit bases in Ireland, the UK, the Isle of Man and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets

The Bank has been a significant participant in the international interbank markets for a number of years. The Bank continues to be active in diversifying its funding to the capital markets investor base through its €30

billion EMTN programme, a €4 billion French CP programme, a €2 billion ECP programme, a US$4 billion US CP programme and a US$4 billion US Extendible Note Programme.

Asset Quality

In line with regulatory requirements, the Bank maintains a diversified asset portfolio with individual sectorial exposures not accounting for more than 20 per cent. by value of the whole portfolio. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "unimpaired";

(ii) "watch list"; and

(iii) "impaired".

All loans will be classified as unimpaired unless they are classified either in the watch list or impaired categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as impaired. A prudent provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that impaired loans are put on non-accrual status.

The Bank's impaired loans as a percentage of the Bank's total loan portfolio was 0.50 per cent. as at 31st March, 2007, compared with 0.52 per cent. as at 30th September, 2006 and 0.63 per cent. as at 30th September, 2005.

The total accumulated provisions as a percentage of the Bank's impaired loans as at 31st March, 2007 was 97 per cent., as at 30th September, 2006 was 103 per cent. and as at 30th September, 2005 was 100 per cent.

Recent Developments

(a) On 1st February, 2007 the Bank successfully placed 35.7 million new ordinary shares which resulted in gross proceeds of €542 million. This placing strengthened the Bank's capital base, enabling it to take advantage of future organic growth opportunities in each of its core markets.

(b) On 2nd February, 2007, E. Noël Harwerth was appointed to the Board of the Bank as a Non-Executive Director.

(c) On 2nd February, 2007, Patrick Wright retired from the Board of the Bank as a Non-Executive Director.

(d) On 10th July, 2006 Pat Whelan was co-opted to the Board as an Executive Director. He is the Head of Group Risk and Operations.

(e) The Group has entered into a number of significant capital market transactions in the last year. In September 2006, the Group raised €600 million non-cumulative innovative Tier 1 eligible securities and in June 2006 it raised €500 million of subordinated debt securities. In addition, in July 2006 it issued a €1,250 million three year FRN, in November 2006 it issued a US$1,000 million five year FRN, in January 2007 it issued a €1,250 million five year FRN and in March 2007 it issued a three year CHF100 million 2.625 per cent. Note and a CHF150 million three year FRN. The Group also raised €900 million through a syndicated loan facility arranged by Lloyds TSB Bank plc in September 2006.

Subsidiaries

As at the date hereof, the Bank's principal subsidiaries include:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Knightsdale Limited	Finance	Republic of Ireland
Anglo Aggmore Limited Partnership	Property	United Kingdom
Sparta Financial Services Limited	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom
Anglo Irish Covered Bonds LLP	Finance	United Kingdom

All of the Group undertakings are included in the consolidated accounts. The Group owns all of the issued ordinary share capital of all subsidiary undertakings listed above except as follows. The Group holds 75 per cent. of the capital contributed to The Anglo Aggmore Limited Partnership. A wholly-owned subsidiary of the Bank is the general partner of each of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP and The Anglo Aggmore Limited Partnership.

Each subsidiary undertaking operates principally in the country in which it is registered.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The Bank has over 18,269 shareholders with approximately 76 per cent. of shares being held by financial institutions. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 31st March, 2007:

	Number of Shares	% of Issued Ordinary Share Capital
Bank of Ireland Nominees Limited	24,539,364	3.23%
Credit Suisse	46,312,220	6.09%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this Offering Circular and their principal outside activities. The Executive Directors do not have any significant principle activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean FitzPatrick	Chairman (Non-executive)	Chairman of Smurfit Kappa Group PLC, Non-Executive Director of Aer Lingus PLC, Greencore Group PLC, Dublin Docklands Development Authority and Experian Group Limited
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of Slaney Foods Limited and of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, Director of Reox Holdings and other companies
William McAteer	Finance Director	
Pat Whelan	Director, Group Risk and Operations	
Declan Quilligan	Chief Executive of the Group's UK Operations	
Tom Browne	Managing Director Ireland and Wealth Management Divisions	
E. Noël Harwerth	Director (Non-Executive)	Non-Executive Director of Royal and Sun Alliance Insurance PLC, Corporate Services Group PLC, Corus Group PLC and Logica CMG Plc, Partnership Director of Tubelines Limited, MetroNet Rail BCV Limited and MetroNet SSL Limited, Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore Group plc and Chairman of McInerney Holdings plc
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Smurfit Kappa Group PLC, Chairman of Dublin Airport Authority, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of the Dublin Docklands Development Authority
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and a member of the Governing Authority of the University of Maynooth

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the six months ended 31st March, 2007 (unaudited)	For the six months ended 31st March, 2006 (unaudited)	For the year ended 30th September, 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*
Interest and similar income	2,453	1,411	3,169
Interest expense and similar charges	(1,730)	(927)	(2,100)
Net interest income	723	484	1,069
Fees and commissions income	77	75	147
Fees and commissions expense	(7)	(7)	(14)
Dealing profits	10	10	27
Profit on disposal of Isle of Man trust business	22	—	—
Other operating income	5	7	11
Other income	107	85	171
Total operating income	830	569	1,240
Operating expenses			
Administrative expenses	(192)	(156)	(311)
Depreciation of property, plant and equipment	(5)	(3)	(7)
Amortisation of intangible assets — software	(6)	(4)	(10)
Total operating expenses	(203)	(163)	(328)
Operation profit before provisions	627	406	912
Impairment losses on loans and advances	(56)	(35)	(66)
Operating profit	571	371	846
Share of results of joint ventures	3	4	4
Profit before taxation	574	375	850
Taxation	(110)	(85)	(192)
Profit for the financial period	464	290	658
Profit attributable to minority interests	(2)	(1)	(1)
Preference Dividends	—	—	—
Profit attributable to equity holders of the parent	462	289	657
Basic earnings per share	63.6c	41.9c	93.7c
Diluted earnings per share	62.9c	41.3c	92.3c

Consolidated Balance Sheet

	As at 31st March, 2007 (unaudited)	As at 31st March, 2006 (unaudited)	As at 30th September, 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*
Assets			
Cash and Balances with Central Banks	953	488	440
Financial assets at fair value through profit or loss			
— held on own account	379	641	456
— held in respect of linked liabilities to customers ..	366	316	309
Derivative Financial Instruments	3,301	2,030	2,459
Loans and advances to Banks	12,880	9,267	12,424
Available-for-sale financial assets	9,935	4,936	5,155
Loans and advances to customers	57,865	40,344	49,142
Debt securities	—	—	—
Equity shares..	—	—	—
Interests in Joint ventures	116	28	68
Intangible Assets — software..	21	23	24
Intangible Assets — goodwill	47	66	66
Investment property			
— held on own account	36	35	36
— held in respect of linked liabilities to customers ..	2,528	1,487	1,956
Property, plant and equipment	37	35	37
Retirement benefit assets	23	21	16
Deferred taxation	37	32	34
Other assets	107	342	625
Prepayments and accrued income	38	41	43
Total assets	88,669	60,132	73,290
Liabilities			
Deposits by banks..	8,494	8,689	10,275
Customer accounts	45,361	30,057	36,858
Debt securities in Issue	21,530	12,263	15,060
Derivative financial instruments	3,391	2,068	2,490
Liabilities to customers under investment contracts	1,802	1,112	1,394
Current taxation	125	109	51
Other liabilities	29	6	32
Accruals and deferred income	186	135	188
Retirement benefit liabilities	7	7	7
Deferred taxation	48	11	43
Subordinated liabilities and other capital instruments	4,067	3,288	4,205
Perpetual capital securities	—	—	—
Total liabilities	85,040	57,745	70,603
Share capital	122	115	115
Share premium	1,138	587	600
Other reserves	(22)	8	4
Retained profits	2,384	1,674	1,965
Shareholders' funds including non-equity interests	3,622	2,384	2,684
Equity and non-equity minority interests	7	3	3
Total equity, minority interests and liabilities	88,669	60,132	73,290
Memorandum Items			
Contingent liabilities			
Guarantees	1,528	1,843	2,175
Commitments			
Commitments to lend	9,235	7,073	8,734

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities being issued.

2. The authorised share capital of the Bank at 31st March, 2007 was 1,200,000,000 ordinary shares of €0.16 each of which 760,737,089 were allotted, called up and fully paid at that date.

3. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary — Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.

4. At the date of this Offering Circular save as disclosed in Note 1 above, there has been no material change in the capitalisation and indebtedness of the Group since 31st March, 2007 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.

5. Up to and including the year ended 30th September, 2005, the Group's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ("Irish GAAP"). In common with other listed entities in the European Union, the Group was required to adopt IFRS for accounting periods commencing on or after 1st January, 2005. Accordingly, the Group's financial statements in respect of the year ended 30th September, 2006 were prepared for the first time using IFRS issued by the International Accounting Standards Board, as adopted by the European Union.

TAXATION

Ireland

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the return on them and may not apply to certain other classes of persons. Prospective holders of Notes should be aware that the particular terms of issue of any Notes may affect the treatment of that Series of Notes. Holders of Notes should seek their own professional advice in respect of their own specific circumstances.

Irish Deposit Interest Retention Tax

Deposit interest retention tax applies to relevant deposit takers such as the Issuer under Chapter 4 of Part 8 of the Taxes Consolidation Act ("TCA") 1997. Deposit interest retention tax is relevant to Notes which are not listed on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose), whether such Notes are interest bearing, issued at a discount and/or redeemable at a premium.

In the absence of an applicable exemption (as to which see below), a relevant deposit taker is required to make a deduction of tax in respect of "Interest" (Interest for these purposes includes any amount, whether or not described as "interest", paid in consideration of the making of a deposit and, as regards Notes issued at a discount or redeemable at a premium, any payment of discount/premium on those Notes). Deposit interest retention tax would be deducted at the standard rate of income tax in Ireland, currently 20 per cent.

Payment of Interest on a Note can be made without deduction of deposit interest retention tax where, among other exemptions:

(i) the person beneficially entitled to the Interest on the Note is the holder of an Irish banking licence or a person who holds a licence or similar authorisation under the law of any other Member State of the European Union and which corresponds to an Irish banking licence;

(ii) the person beneficially entitled to the Interest on the Note is a company within the charge to Irish corporation tax on the Interest or a pension scheme (being such a scheme as referred to in section 265 TCA 1997) and has provided the Issuer with the person's tax reference number (within the meaning of section 885 TCA 1997) or where, in the case of a pension scheme, there is no such number, with the number assigned by the Irish Revenue Commissioners to the employer to whom that pension scheme relates;

(iii) the person beneficially entitled to the Interest on the Note is not tax-resident in Ireland and has completed the appropriate declaration and submitted it to the Issuer; or

(iv) the person beneficially entitled to the Interest on the Note is a body of persons or trust which is treated by the Irish Revenue Commissioners as a body or trust established for charitable purposes only and has provided the Issuer with the reference number assigned to that person by the Irish Revenue Commissioners in recognition of that person's entitlement to exemption from tax under section 207 TCA 1997 and known as the charity (CHY) number.

Under current practice of the Irish Revenue Commissioners, deposit interest retention tax will not apply to Interest paid in respect of Notes which are not listed on a recognised stock exchange, subject to certain specified conditions, provided that:

(i) the Issuer does not sell the Notes to Irish tax-residents and does not offer the Notes for sale in Ireland,

(ii) Dealers, as a matter of contract, undertake to the Issuer that their action in any jurisdiction will comply with applicable laws and regulations and that they will not knowingly make primary sales (or knowingly offer to do so, or distribute any material in that connection in Ireland) of the Notes to Irish tax-residents or persons whose usual place of abode is Ireland,

(iii) the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are clearing systems recognised by the Irish Revenue Commissioners for this purpose),

(iv) the minimum denomination in which the Notes issue is made will be €500,000 or its equivalent in any other currency, and

(v) the Prospectus includes wording to the effect that each Dealer has confirmed that, with respect to the Notes, it will not willingly distribute or cause to be distributed in Ireland any offering material in connection with such Notes.

The Issuer is not aware of any change or intended change to this practice by the Irish Revenue Commissioners. The Irish Revenue Commissioners can change or withdraw this practice at any time.

Where there is an obligation to deduct deposit interest retention tax, Irish interest withholding tax does not apply. However, any payments of Interest from which deposit interest retention tax has not been deducted may still be subject to Irish interest withholding tax.

Irish Interest Withholding Tax

Irish interest withholding tax, where applicable under section 246 TCA 1997, is withheld at the standard rate of income tax in Ireland, currently 20 per cent.

(i) Discount and premium

Notes may be issued at a discount or be redeemable at a premium, whether or not periodic interest payments are due on the Notes. Payments of discount or premium are not within the scope of Irish interest withholding tax.

(ii) Yearly interest

Irish interest withholding tax applies only to payments of "yearly interest" (in general, "yearly interest" can be taken to be interest on a loan which runs, or is capable of running, for a period of one year or longer). Therefore, payments of interest in respect of the Notes may be made without withholding Irish interest withholding tax where the stated maturity of the Notes is less than one year and the Notes are not issued consecutively to the Noteholder such that the Notes would have an aggregate maturity of one year or longer.

(iii) Interest paid in ordinary course of Issuer's banking business

Interest on Notes paid by the Issuer in the ordinary course of its business as a bank may be paid without withholding Irish interest withholding tax. Interest on Dated and Undated Subordinated Notes may not, depending on the circumstances, be regarded as paid by the Issuer in the ordinary course of its business as a bank.

(iv) Quoted Eurobonds

Payments of interest may be made without withholding Irish interest withholding tax where the Notes meet the requirements of section 64 TCA 1997 (the "quoted Eurobond" exemption). The conditions of section 64 require the Notes to be quoted on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose) and to carry a right to interest.

For so long as Notes continue to be "quoted Eurobonds" and are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), payments of interest on such Notes may be made by any Paying Agent acting on behalf of the Issuer without withholding Irish interest withholding tax.

If such Notes are not held or cease to be held in a recognised clearing system but still meet the "quoted Eurobond" conditions above, payment of interest may still be made without withholding Irish interest withholding tax where:

(i) the person by or through whom the payment of interest is made is not in Ireland; or

(ii) the payment is made by or through a person in Ireland and the person who is the beneficial owner of the relevant Note and who is beneficially entitled to the interest is not tax-resident in Ireland and has made a declaration in the prescribed form.

(v) Wholesale debt instruments — commercial paper

For the purposes of this exemption, "commercial paper" is defined in section 246A TCA 1997 as a Note denominated in amounts of not less than €500,000 (in the case of an instrument denominated in Euro), US$500,000 (in the case of an instrument denominated in US Dollar) or the equivalent of €500,000 (in the case of an instrument denominated in a currency other than Euro or US Dollar). The Note must recognise an obligation to pay a stated amount, carry a right to interest or be issued at a premium or discount and mature within two years.

So long as any Notes constitute commercial paper (as defined above), payment of interest on such Notes may be made without withholding Irish interest withholding tax in the following circumstances:

(i) the person by whom or through whom the payment is made is not tax-resident in Ireland and the payment is not made by or through a branch or agency through which the non-Irish resident company carries on a trade or business in Ireland and the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), or

(ii) the person by whom or through whom the payment is made is tax-resident in Ireland or the payment is made either by or through a branch or agency through which a non-Irish resident company carries on a trade or business in Ireland, and either

  (a) the Notes are held in a recognised clearing system,

  (b) the person who is beneficially entitled to the interest is Irish tax-resident and has provided their Irish tax registration number to the Issuer or Paying Agent in advance of the payment, or

  (c) the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest is not Irish tax-resident and has provided the Issuer or Paying Agent with a completed non-resident declaration in the approved form in advance of the payment.

(vi) Double taxation treaty (exemption/reduction)

A recipient of interest may be entitled to exemption from Irish interest withholding tax or to a reduced rate of same pursuant to the provisions of an appropriate double taxation treaty. Authorisation in advance of any payment of interest would generally be required from the Irish Revenue Commissioners in respect of such exemption or reduction.

Irish Encashment Tax

Under section 62 TCA 1997, a collecting agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a Quoted Eurobond in circumstances where no withholding of Irish interest withholding tax has been made by the person paying the interest, must withhold encashment tax at the standard rate of income tax in Ireland (currently 20%) unless the person who is the beneficial owner of the Notes and beneficially entitled to the interest is not tax-resident in Ireland and has made and provided a declaration in the prescribed form to the collecting agent. A banker does not need to withhold Irish encashment tax by virtue only of the clearing of a cheque or the arranging for the clearing of a cheque.

Noteholders should therefore be aware that the appointment of an Irish collecting agent may bring them within the charge to Irish encashment tax.

Irish Source Income

Any interest, discount or premium on Notes issued in Ireland may be Irish source income. Such income may be within the charge to Irish tax, except for:

(i) interest paid in the ordinary course of the Issuer's business as a bank to a company resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a company, or

(ii) interest paid by the Issuer on Notes which are quoted Eurobonds (within the meaning of section 64 TCA 1997, see above), to a person resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a person.

Ireland operates a self-assessment system in respect of income and corporation taxes and any person, including a person who is neither resident nor ordinarily resident in Ireland for tax purposes, with Irish source income chargeable to tax comes within its scope.

Irish Capital Gains Tax

A Noteholder who is resident or ordinarily resident in Ireland for Irish tax purposes may be subject to Irish capital gains tax on any gain realised on disposal or redemption of the Notes. A Noteholder who is neither resident nor ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax unless the Notes are or were held in connection with a trade or business carried on by such Noteholder in Ireland through a branch or agency to which the Notes are or were attributable.

Irish Stamp Duty

Irish stamp duty will not be payable on the issue of Notes or the transfer of legal title by delivery of Notes.

In the case of the transfer of legal title to Notes by an instrument in writing, no charge to Irish stamp duty will arise (by virtue of section 85 of the Stamp Duties Consolidation Act ("SDCA") 1999) provided that the relevant Notes:

(i) do not carry a right of conversion into stocks or marketable securities (other than loan capital within the meaning of section 85 SDCA 1999) of a company having a register in Ireland or into loan capital having such a right;

(ii) do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(iii) are redeemable within 30 years of the date of issue and not thereafter;

(iv) are issued for a price which is not less than 90 per cent of its nominal value; and

(v) do not carry a right to a sum in respect of payment or interest which is related to certain movements in an index of indices specified in any instrument or other document relating to the Notes.

Where the above exemption or another exemption does not apply, the instrument of transfer (whether executed in Ireland or elsewhere) is liable to Irish stamp duty at the rate of one per cent of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid by the transferee within thirty days of the date on which such instrument of transfer is executed.

Irish Capital Acquisitions Tax

A gift or bequest of Notes may give rise to a liability to Irish capital acquisitions tax in the hands of the disponee or successor, if either the Notes which are the subject of the disposition are located in Ireland, or if either the disponer or disponee/successor are resident or ordinarily resident in Ireland.

United Kingdom

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in the United Kingdom relating to United Kingdom withholding tax implications for Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

Withholding tax

Payments of interest on the Notes may be made without withholding or deduction for, or on account of United Kingdom income tax.

However, Noteholders who are individuals may wish to note that HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) in certain circumstances from any person in the United Kingdom who either pays or credits interest to, or receives interest for the benefit of, another person, or who either pays amounts payable on the redemption of Notes that are deeply discounted securities to, or receives such amounts for the benefit of, another person although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to require this information where such amounts are paid on or before 5th April, 2008. Information so obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 24th May, 2007, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer has agreed (and each further Dealer appointed under the Programme will be required to agree) that:

(a) in respect of any Notes that are not listed on any recognised stock exchange ("Unlisted Notes"):

  (i) it will not knowingly sell or offer for sale any Unlisted Notes in Ireland or to any person including any body corporate resident in Ireland or having its usual place of abode in Ireland ("Irish Person");

  (ii) it will not knowingly issue or distribute or knowingly cause to be issued or distributed any documentation, offering for subscription or sale, any Unlisted Notes in Ireland or to any Irish person;

  (iii) it will not offer, sell or deliver any Unlisted Notes to any person in an aggregate principle amount of less than €500,000 (Five Hundred Thousand euros) or its equivalent in any other currency notwithstanding that the denominations in which transfer of the Unlisted Notes may subsequently be carried out (as specified in the relevant Final Terms) may be less than this amount;

  (iv) such Unlisted Notes must be cleared through Euroclear, Clearstream Luxembourg or any other clearing systems recognised for this purpose by the Irish Revenue Commissioners.

(b) it will not offer for sale, underwrite the issue of or place any Notes otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including without limitation Sections 9 and 50 and to the extent applicable, Section 23 (including any advertisement restrictions made thereunder) in relation to Unlisted Notes, and will conduct itself in accordance with any codes of conduct drawn up pursuant to Section 37 thereof;

(c) in respect of a local offer (within the meaning of Section 38(1) of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 of Ireland (the "2005 Act")) of Notes in Ireland, it has complied and will comply with Section 49 of the 2005 Act; and

(d) in connection with offers or sales of Notes, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Notes to persons who are persons to whom the documents may otherwise lawfully be issued or passed on.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or

resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment, update and increase in the size of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 25th May, 2001, 13th August, 2001 and 22nd January, 2004 and the resolutions of the Committee of the Board of Directors dated 14th August, 2002, 1st July, 2003, 23rd February, 2004, 22nd February, 2005, 14th July, 2005, 25th May, 2006 and 23rd May, 2007.

Listing of Notes on the Irish Stock Exchange

The listing of Notes on the Official List of the Irish Stock Exchange will be expressed at their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Irish Official List and to trading on the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of the Temporary Global Note or Permanent Global Note, as the case may be, initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 28th May, 2007.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of the Issuer and the specified offices of the Paying Agents for the time being in London and Dublin:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the auditors' report and the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2005 and 2006 and the consolidated unaudited financial statements of the Issuer for the six months ended 31st March, 2007;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(iv) the Programme Agreement, the Agency Agreement and the Trust Deed (which contains the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons);

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda, supplements and Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 31st March, 2007 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2006.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are Ernst & Young, Registered Auditors and members of the Institute of Chartered Accountants in Ireland who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the five financial years ended on 30th September, 2006.

The auditors' report on the Issuer in respect of the financial year ended 30th September, 2006 states that the report is made solely to the Issuer's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to the Issuer's members those matters which Ernst & Young are required to state to them in an Auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than the Issuer and the Issuer's members as a body for their audit work, for the Auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on the Issuer in respect of the financial year ended 30th September, 2006 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

THE ISSUER

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1

LEGAL ADVISERS

To the Issuer as to Irish law

Eugene F. Collins
Temple Chambers
3 Burlington Road
Dublin 4

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

AUDITORS

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2

IRISH LISTING AGENT

J&E Davy
Davy House
49 Dawson Street
Dublin 2

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

Banc of America Securities Limited
5 Canada Square
London E14 5AQ

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J&E Davy
Davy House
49 Dawson Street
Dublin 2

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

National Australia Bank Limited
ABN 12 004 044 937
88 Wood Street
London EC2V 7QQ

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

WestLB AG
Herzogstrasse 15
40217 Düsseldorf

OFFERING CIRCULAR

Anglo Irish Bank Corporation plc

(incorporated in Ireland and operating under the Companies Acts, 1963 to 2006, Registered Number 22045)

€30,000,000,000

Euro Medium Term Note Programme

On 15th August, 2001, Anglo Irish Bank Corporation plc (the "Issuer" or the "Bank") entered into a €1,500,000,000 Euro Medium Term Note Programme (the "Programme"). With effect from 15th August, 2002, the size of the Programme was increased to €2,000,000,000, with effect from 2nd July, 2003, the size of the Programme was increased to €4,000,000,000, with effect from 24th February, 2004, the size of the Programme was increased to €8,000,000,000, with effect from 23rd February, 2005, the size of the Programme was increased to €10,000,000,000 and with effect from 26th May, 2006, the size of the Programme was increased to €20,000,000,000. This Offering Circular supersedes any previous Offering Circular. Any Notes (as defined below) issued under the Programme on or after the date of this Offering Circular are issued subject to the provisions herein. This Offering Circular does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "Notes") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed €30,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to any increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "Summary of the Programme" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a "Dealer" and together the "Dealers"), which appointment may be for a specific issue or on an ongoing basis. References in this Offering Circular to the "relevant Dealer" shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

An investment in Notes issued under the Programme involves certain risks. For a discussion of these risks see "Risk Factors".

Application has been made to the Irish Financial Services Regulatory Authority (the "Financial Regulator"), as competent authority under Directive 2003/71/EC, for the Offering Circular to be approved. Such approval relates only to Notes which are to be admitted to trading on the regulated market of the Irish Stock Exchange Limited (the "Irish Stock Exchange") or other regulated markets for the purposes of Directive 93/22/EEC or which are to be offered to the public in any Member State of the European Economic Area. Application has also been made to the Irish Stock Exchange for Notes issued under the Programme for the period of 12 months from the date hereof to be admitted to the Official List (the "Irish Official List") and trading on its regulated market.

References in this Offering Circular to Notes being listed (and all related references) shall mean that such Notes have been admitted to trading on the Irish Stock Exchange and admitted to the Irish Official List. The Irish Official List is a regulated market for the purposes of Directive 93/22/EEC (the "Investment Services Directive").

The Financial Regulator may, at the request of the Issuer, send to the competent authority of another European Economic Area Member State (i) a copy of the Offering Circular; (ii) a certificate of approval pursuant to Article 18 of Directive 2003/71/EC (the "Prospectus Directive") attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive (an "Attestation Certificate"); and (iii) if so required by such competent authority, a translation of the summary set out on pages 4 to 7 of this Offering Circular. At the date hereof, the Issuer has requested the Financial Regulator to send an Attestation Certificate and copy of the Offering Circular to the United Kingdom Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "Terms and Conditions of the Notes") of Notes will be set out in the final terms document (the "Final Terms") which, with respect to Notes to be admitted to the UKLA Official List and admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market, will be delivered to the UK Listing Authority and the London Stock Exchange and which, with respect to Notes to be admitted to the Irish Official List, will be delivered to the Irish Stock Exchange, in each case on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed or admitted to trading, as the case may be, on such other or further stock exchange(s) or markets as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes and/or Notes not admitted to trading on any market.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event a supplemental Offering Circular, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

Deutsche Bank

Dealers

ABN AMRO
Banc of America Securities Limited
BNP PARIBAS
Commerzbank Aktiengesellschaft
Deutsche Bank
Merrill Lynch International
Nomura International
UBS Investment Bank

Anglo Irish Bank
Barclays Capital
Citi
Davy
HSBC
National Australia Bank Limited
The Royal Bank of Scotland
WestLB AG

24th May, 2007

This Offering Circular comprises a base prospectus for the purpose of Article 5.4 of the Prospectus Directive.

The Issuer (the "Responsible Person") accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

Copies of the Final Terms will be available from the registered office of the Issuer and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference"). This Offering Circular shall be read and construed on the basis that such documents are incorporated and form part of this Offering Circular.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

Subject as provided in the applicable Final Terms, the only persons authorised to use this Offering Circular in connection with an offer of Notes are the persons named in the applicable Final Terms as the relevant Dealer(s) or the Financial Intermediaries, as the case may be.

No person is or has been authorised by the Issuer, the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied in connection with the Programme or the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Trustee or any of the Dealers.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer, the Trustee or any of the Dealers that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or the Trustee or any of the Dealers to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer or the Issuer and its subsidiaries (the "Group") is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer or the Group during the life of the Programme or to advise any investor in the Notes of any information coming to their attention.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Trustee and the Dealers do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, unless specifically indicated to the contrary in the applicable Final Terms, no action has been taken by the Issuer, the Trustee or the Dealers which is intended to permit a public offering of any Notes or distribution of this document in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular

or any Notes may come must inform themselves about and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the European Economic Area (including the United Kingdom and the Republic of Ireland ("Ireland")) and Japan. — see "Subscription and Sale".

All references in this Offering Circular to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Sterling" and "£" refer to pounds sterling and to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in the applicable Final Terms may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or persons acting on behalf of any Stabilising Manager(s)) in accordance with all applicable laws and rules.

SUMMARY OF THE PROGRAMME

This summary must be read as an introduction to this Offering Circular and any decision to invest in any Notes should be based on a consideration of this Offering Circular as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area no civil liability will attach to the Responsible Person in any such Member State in respect of this Summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Offering Circular. Where a claim relating to information contained in this Offering Circular is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Offering Circular before legal proceedings are initiated. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer:	Anglo Irish Bank Corporation plc
Risk Factors:	There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These are set out under "Risk Factors" below. In addition, there are certain factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme (see "Risk Factors").
Description:	Euro Medium Term Note Programme
Arranger:	Deutsche Bank AG, London Branch
Dealers:	ABN AMRO Bank N.V. Anglo Irish Bank Corporation plc Banc of America Securities Limited Barclays Bank PLC BNP PARIBAS Citigroup Global Markets Limited Commerzbank Aktiengesellschaft Deutsche Bank AG, London Branch HSBC Bank plc J&E Davy Merrill Lynch International National Australia Bank Limited ABN 12 004 044 937 Nomura International plc The Royal Bank of Scotland plc UBS Limited WestLB AG and any other Dealers appointed in accordance with the Programme Agreement.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "Subscription and Sale") including the following restrictions applicable at the date of this Offering Circular.
Issuing and Principal Paying Agent:	Deutsche Bank AG, London Branch
Trustee:	Deutsche Trustee Company Limited
Programme Size:	Up to €30,000,000,000 (or its equivalent in other currencies calculated as described in the Programme Agreement) (as defined in "Subscription and Sale") outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.

Currencies:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Final Terms may provide that certain Notes may be redenominated in euro. If so, the redenomination provisions will be set out in the applicable Final Terms.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer and as indicated in the applicable Final Terms, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency, except for Undated Subordinated Notes which will not have a stated maturity. At the date of this Offering Circular, Subordinated Notes may be dated or undated and, in the case of Dated Subordinated Notes, the minimum maturity will be such as will enable such Notes to qualify as capital for supervisory purposes from time to time.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form, which may be in new global note ("NGN") form, as described in "Form of the Notes" and will be Senior Notes, Dated Subordinated Notes or Undated Subordinated Notes.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption, and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2006 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in

such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The applicable Final Terms will indicate either that (except for Undated Subordinated Notes which will not have a stated maturity) the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent (as defined in Condition 5)) or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer (subject, in the case of Subordinated Notes only, to having obtained prior Relevant Supervisory Consent) and/or (save in respect of Subordinated Notes) the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.

The applicable Final Terms may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Final Terms.

Denomination of Notes: Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such amount as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency, and save that the minimum denomination of each Note admitted to trading on a regulated market within the European Economic Area or offered to the public in a Member State of the European Economic Area in circumstances which require the publication of a prospectus under the Prospectus Directive will be €1,000 (or, if the Notes are denominated in a currency other than euro, the equivalent amount in such currency).

Taxation: All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed by Ireland or any political sub- division thereof or by any authority therein or thereof having power to tax unless such withholding is required by law, subject as provided in Condition 6. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 6, be required to pay additional amounts to cover the amounts so deducted.

Negative Pledge: The Notes will not contain a negative pledge provision.

Cross Default: The terms of the Senior Notes will contain a cross default provision as further described in Condition 8.

Status of the Senior Notes: The Senior Notes and any relative Receipts and Coupons will constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer and will rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding, unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

Status of the Dated Subordinated Notes: The Dated Subordinated Notes and any relative Receipts and Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the

manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

Status of the Undated Subordinated Notes:

The Undated Subordinated Notes and any relative Coupons will constitute direct, unsecured obligations of the Issuer, subordinated as hereinafter referred to, and will rank *pari passu* without any preference among themselves. The claims of the holders of the Undated Subordinated Notes and any relative Coupons will be subordinated in right of payment to the claims of Senior Creditors of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes will be conditional upon the Issuer being solvent at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of the Undated Subordinated Notes or the relative Coupons (if any) except to the extent that the Issuer could make such payment and still be solvent immediately thereafter.

Rating:

Any rating of the Notes to be issued under the Programme will be specified in the applicable Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing and admission to trading:

Application has been made to the Irish Stock Exchange for Notes issued under the Programme and up to the expiry of 12 months from the date of this Offering Circular to be admitted to trading on the Irish Official List.

Notes may be listed or admitted to trading, as the case may be, on other or further stock exchanges or markets agreed between the Issuer and the relevant Dealer in relation to the Series. Notes which are neither listed nor admitted to trading on any market may also be issued.

The applicable Final Terms will state whether or not the relevant Notes are to be listed and/or admitted by trading and, if so, on which stock exchange(s) and/or markets.

Governing Law:

The Notes will be governed by, and construed in accordance with, English law, except that, in relation to Subordinated Notes, Conditions 2*(b)*, 2*(c)* and 2*(d)* will be governed by, and construed in accordance with, Irish law.

The Trust Deed will be governed by, and construed in accordance with, English law except that, in relation to Subordinated Notes, clauses 6(B) and 6(C), will be governed by, and construed in accordance with, Irish law.

Selling Restrictions:

There are selling restrictions on the offer, sale and transfer of the Notes in the United States, the European Economic Area (including the United Kingdom and Ireland) and Japan, and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes — see "Subscription and Sale".

RISK FACTORS

The Issuer believes that the following factors may affect its ability to fulfil its obligations under Notes issued under the Programme. All of these factors are contingencies which may or may not occur and the Issuer is not in a position to express a view on the likelihood of any such contingency occurring.

In addition, factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme are also described below.

The Issuer believes that the factors described below represent the principal risks inherent in investing in Notes issued under the Programme, but the inability of the Issuer to pay interest, principal or other amounts on or in connection with any Notes may occur for other reasons and the Issuer does not represent that the statements below regarding the risks of holding any Notes are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this Offering Circular and reach their own views prior to making any investment decision.

Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme

The Group's results may be adversely affected by general economic conditions and other business conditions

The Issuer's results are influenced by general economic and other business conditions. If there is a slowdown in the global and local economies in which the Issuer operates, borrowing by customers may decrease. This would have an adverse effect on the Issuer's ability to generate revenue through the disbursement of new loans.

The Issuer's credit ratings may not reflect all risks of an investment in the Notes

The credit ratings of the Programme may not reflect the potential impact of all risks related to structure and other factors on any trading market. In addition, real or anticipated changes in the Issuer's credit ratings will generally affect any trading market for, or trading value of, the securities.

Any decline in the Issuer's credit rating may affect the market value of the Issuer's securities

The Issuer's credit ratings are an assessment of its ability to pay obligations, including those on any securities issued. Consequently, actual or anticipated declines in the Issuer's credit ratings may affect the market value of the Issuer's securities.

The Issuer's hedging strategies may not prevent losses

The Issuer is continually managing its interest rate, currency and refinancing risks. If any of the variety of instruments and strategies the Issuer uses to hedge its exposure to these various types of risk is not effective, the Issuer may incur losses. The Issuer may not be able to obtain economically efficient hedging opportunities that will enable it to carry on its present policies with respect to new assets and liabilities.

The Issuer's derivatives counterparties may not honour their contracts

The Issuer uses derivatives to manage its market risks. These derivatives are negotiated and transacted with a range of counterparties. While to date there has not been a situation in which a derivative counterparty of the Issuer has not honoured its obligations under the derivative agreement, a failure by one or more counterparties to honour the terms of its derivatives contract with the Issuer could have an adverse effect on the business, results of operations and financial condition of the Issuer.

Increasing competition may adversely affect the Issuer's income and business

Competition in the Issuer's business is based on name recognition, service, product and price. The Issuer competes with a large number of other credit institutions, including domestic and foreign banks. Some of these institutions offer a broader array of products, have more competitive pricing and may have greater financial resources with which to compete. Increasing competition may have a negative effect on the Issuer's results if the Issuer is unable to match the products and services of its competitors.

Systemic risk could adversely affect the Issuer's business

The credit environment can be adversely affected by instances of fraud and default. Concerns about, or a default by, one institution could lead to liquidity problems or losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as "systemic risk" and

may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Issuer interacts on a daily basis and therefore could adversely affect the Issuer.

The Issuer conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations in the markets in which it operates

Changes in government policy, legislation or regulatory interpretation applying to the financial services industry in the markets in which the Issuer operates may adversely affect its product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. These changes include possible changes in government and regulatory policies, the regulation of selling practices and solvency and capital requirements.

Factors which are material for the purpose of assessing the market risks associated with Notes issued under the Programme

The Notes may not be a suitable investment for all investors

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the Notes, the merits and risks of investing in the Notes and the information contained or incorporated by reference in this Offering Circular or any applicable supplement;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on its overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including Notes with principal or interest payable in one or more currencies, or where the currency for principal or interest payments is different from the potential investor's currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behaviour of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Some Notes are complex financial instruments. Sophisticated institutional investors generally do not purchase complex financial instruments as stand-alone investments. They purchase complex financial instruments as a way to reduce risk or enhance yield with an understood, measured, appropriate addition of risk to their overall portfolios. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

Risks related to the structure of a particular issue of Notes

A wide range of Notes may be issued under the Programme. A number of these Notes may have features which contain particular risks for potential investors. Set out below is a description of the most common such features:

Notes subject to optional redemption by the Issuer

An optional redemption feature of Notes is likely to limit their market value. During any period when the Issuer may elect to redeem Notes, the market value of those *Notes generally will not rise substantially above the price* at which they can be redeemed. This also may be true prior to any redemption period.

The Issuer may be expected to redeem Notes when its cost of borrowing is lower than the interest rate on the Notes. At those times, an investor generally would not be able to reinvest the redemption proceeds at an effective interest rate as high as the interest rate on the Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

Index Linked Notes and Dual Currency Notes

The Issuer may issue Notes with principal or interest determined by reference to an index or formula, to changes in the prices of securities or commodities, to movements in currency exchange rates or other factors (each, a "Relevant Factor"). In addition, the Issuer may issue Notes with principal or interest payable in one or

more currencies which may be different from the currency in which the Notes are denominated. Potential investors should be aware that:

(i) the market price of such Notes may be volatile;

(ii) they may receive no interest;

(iii) payment of principal or interest may occur at a different time or in a different currency than expected;

(iv) they may lose all or a substantial portion of their principal;

(v) a Relevant Factor may be subject to significant fluctuations that may not correlate with changes in interest rates, currencies or other indices;

(vi) if a Relevant Factor is applied to Notes in conjunction with a multiplier greater than one or contains some other leverage factor, the effect of changes in the Relevant Factor on principal or interest payable likely will be magnified; and

(vii) the timing of changes in a Relevant Factor may affect the actual yield to investors, even if the average level is consistent with their expectations. In general, the earlier the change in the Relevant Factor, the greater the effect on yield.

The historical experience of an index should not be viewed as an indication of the future performance of such index during the term of any Index Linked Notes. Accordingly, each potential investor should consult its own financial and legal advisers about the risk entailed by an investment in any Index Linked Notes and the suitability of such Notes in light of its particular circumstances.

Partly-paid Notes

The Issuer may issue Notes where the issue price is payable in more than one instalment. Failure to pay any subsequent instalment could result in an investor losing all of his investment.

Variable rate Notes with a multiplier or other leverage factor

Notes with variable interest rates can be volatile investments. If they are structured to include multipliers or other leverage factors, or caps or floors, or any combination of those features or other similar related features, their market values may be even more volatile than those for securities that do not include those features.

Inverse Floating Rate Notes

Inverse Floating Rate Notes have an interest rate equal to a fixed rate minus a rate based upon a reference rate such as LIBOR. The market values of those Notes typically are more volatile than market values of other conventional floating rate debt securities based on the same reference rate (and with otherwise comparable terms). Inverse Floating Rate Notes are more volatile because an increase in the reference rate not only decreases the interest rate of the Notes, but may also reflect an increase in prevailing interest rates, which further adversely affects the market value of these Notes.

Fixed/Floating Rate Notes

Fixed/Floating Rate Notes may bear interest at a rate that the Issuer may elect to convert from a fixed rate to a floating rate, or from a floating rate to a fixed rate. The Issuer's ability to convert the interest rate will affect the secondary market and the market value of the Notes since the Issuer may be expected to convert the rate when it is likely to produce a lower overall cost of borrowing. If the Issuer converts from a fixed rate to a floating rate, the spread on the Fixed/Floating Rate Notes may be less favourable than then prevailing spreads on comparable Floating Rate Notes tied to the same reference rate. In addition, the new floating rate at any time may be lower than the rates on other Notes. If the Issuer converts from a floating rate to a fixed rate, the fixed rate may be lower than then prevailing rates on its Notes.

Notes issued at a substantial discount or premium

The market values of securities issued at a substantial discount or premium from their principal amount tend to fluctuate more in relation to general changes in interest rates than do prices for conventional interest-bearing securities. Generally, the longer the remaining term of the securities, the greater the price volatility as compared to conventional interest-bearing securities with comparable maturities.

The Issuer's obligations under Subordinated Notes are subordinated

The Issuer's obligations under Dated Subordinated Notes will be unsecured and subordinated and will rank junior in priority of payment in the manner provided in the Trust Deed to the claims of all depositors and all other unsubordinated conditions of the Issuer. The claims of the holders of Undated Subordinated Notes are subordinated to the claims of Senior Creditors of the Issuer in that payments of principal and interest are

conditional upon the Issuer being solvent at the time of payment by the Issuer and that no payment of principal and interest shall be made unless the Issuer could make such payment and still be solvent immediately thereafter. "Senior Creditors" means all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or creditors who are subordinated creditors of the Issuer (including the holders of Dated Subordinated Notes) other than those whose claims rank or are expected to rank *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes (if any) (whether only in the event of a winding-up of the Issuer or otherwise).

Under certain conditions, interest payments under Undated Subordinated Notes must be deferred

If the Issuer is unable to satisfy the solvency condition as set out in Condition 2*(c)* of the Notes, then the Issuer must defer the payment of interest on Undated Subordinated Notes until such time as the Issuer is able to make payment of principal or interest and still be solvent immediately thereafter.

The Issuer will pay all deferred interest, and interest on that deferred interest, on all Undated Subordinated Notes as soon as, after giving effect to such payments, it no longer would be required to defer interest under the terms described above. The Issuer will make this payment in respect of all Undated Subordinated Notes on the next scheduled Interest Payment Date that occurs in respect of any issue of Undated Subordinated Notes, unless it elects to make the payment earlier.

In no event will holders of Undated Subordinated Notes be able to accelerate the maturity of their Undated Subordinated Notes; such holders will have claims only for amounts then due and payable on their Undated Subordinated Notes. After the Issuer has fully paid all deferred interest on any issue of Undated Subordinated Notes and if that issue of Undated Subordinated Notes remains outstanding, future interest payments on that issue of Undated Subordinated Notes will be subject to further deferral as described above.

Any deferral of interest payments will likely have an adverse effect on the market price of the Undated Subordinated Notes. In addition, as a result of the interest deferral provision of the Undated Subordinated Notes, the market price of the Undated Subordinated Notes may be more volatile than the market prices of other debt securities on which original issue discount or interest accrues that are not subject to such deferrals and may be more sensitive generally to adverse changes in the Issuer's financial condition.

Risks related to Notes generally

Set out below is a brief description of certain risks relating to the Notes generally:

Modification, waivers, authorisation and substitution

The Trust Deed contain provisions for calling meetings of Noteholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all Noteholders including Noteholders who did not attend and vote at the relevant meeting and Noteholders who voted in a manner contrary to the majority.

The conditions of the Notes also provide that the Trustee may, without the consent of Noteholders, agree to (i) any modification of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which in the opinion of the Trustee is not materially prejudicial to the Noteholders or (ii) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law or (iii) the substitution of another company as principal debtor under any Notes in place of the Issuer, in the circumstances described in Condition 14(iii) of the conditions of the Notes.

Notes where denominations involve integral multiples: definitive Notes

In relation to any issue of Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of another smaller amount, it is possible that such Notes may be traded in amounts that are not integral multiples of such minimum Specified Denomination. In such a case a holder who, as a result of trading such amounts, holds an amount which is less than the minimum Specified Denomination in his account with the relevant clearing system at the relevant time may not receive a definitive Note in respect of such holding (should definitive Notes be printed) and would need to purchase a principal amount of Notes such that its holding amounts to a Specified Denomination.

If definitive Notes are issued, holders should be aware that definitive Notes which have a denomination that is not an integral multiple of the minimum Specified Denomination may be illiquid and difficult to trade.

Change of law

The conditions of the Notes are based on English (or, in the case of the subordination provisions, Irish) law in effect as at the date of this Offering Circular. No assurance can be given as to the impact of any possible judicial decision or change to English or Irish law or administrative practice after the date of this Offering Circular.

Risks related to the market generally

Set out below is a brief description of the principal market risks, including liquidity risk, exchange rate risk, interest rate risk and credit risk:

The secondary market generally

Notes may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their Notes easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. This is particularly the case for Notes that are especially sensitive to interest rate, currency or market risks, are designed for specific investment objectives or strategies or have been structured to meet the investment requirements of limited categories of investors. These types of Notes generally would have a more limited secondary market and more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Notes.

Exchange rate risks and exchange controls

The Issuer will pay principal and interest on the Notes in the Specified Currency. This presents certain risks relating to currency conversions if an investor's financial activities are denominated principally in a currency or currency unit (the "Investor's Currency") other than the Specified Currency. These include the risk that exchange rates may significantly change (including changes due to devaluation of the Specified Currency or revaluation of the Investor's Currency) and the risk that authorities with jurisdiction over the Investor's Currency may impose or modify exchange controls. An appreciation in the value of the Investor's Currency relative to the Specified Currency would decrease (1) the Investor's Currency-equivalent yield on the Notes, (2) the Investor's Currency-equivalent value of the principal payable on the Notes and (3) the Investor's Currency-equivalent market value of the Notes.

Government and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, investors may receive less interest or principal than expected, or no interest or principal.

Interest rate risks

Investment in Fixed Rate Notes involves the risk that subsequent changes in market interest rates may adversely affect the value of the Fixed Rate Notes.

Credit ratings may not reflect all risks

One or more independent credit rating agencies may assign credit ratings to the Notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above, and other factors that may affect the value of the Notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time.

Legal investment considerations may restrict certain investments

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. Each potential investor should consult its legal advisers to determine whether and to what extent (1) Notes are legal investments for it, (2) Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have previously been published or are published simultaneously with this Offering Circular and have been approved by the Irish Stock Exchange or filed with it shall be deemed to be incorporated in, and to form part of, this Offering Circular:

(a) the auditors report and the audited consolidated and non-consolidated annual financial statements of the Issuer for the financial years ended 30th September, 2005 and 30th September, 2006 and the interim consolidated financial statements of the Issuer for the six months ended 31st March, 2007; and

(b) memorandum and articles of association of the Issuer,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular to the extent that a statement contained in any document which is subsequently incorporated by reference herein by way of a supplement prepared in accordance with Article 16 of the Prospectus Directive modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The documents incorporated by reference have been filed with the Irish Stock Exchange in accordance with Titles IV and V of Directive 2001/34/EC (the "Combined Admissions and Reporting Directive").

Copies of documents incorporated by reference in this Offering Circular can be obtained from the registered office of the Issuer and from the specified offices of the Paying Agents for the time being in London and Dublin. Written requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in Ireland of J&E Davy in its capacity as listing agent for the Notes listed on the Irish Official List.

The Issuer will, in the event of any significant new factor, material mistake or inaccuracy relating to information included in this Offering Circular which is capable of affecting the assessment of any Notes, prepare a supplement to this Offering Circular or publish a new Offering Circular for use in connection with any subsequent issue of Notes. The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "Subscription and Sale") that it will comply with section 87G of the Financial Services and Markets Act 2000 (the "FSMA").

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially represented by a temporary global note (a "Temporary Global Note") or, if so specified in the applicable Final Terms, a permanent global note (a "*Permanent Global Note*", and each a "Global Note") which, in either case, will:

(i) if the Global Note is intended to be issued in new global note ("NGN") form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common safekeeper (the "Common Safekeeper") for Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"); and

(ii) if the Global Note is not intended to be issued in NGN form, as stated in the applicable Final Terms, be delivered on or prior to the issue date of the Tranche to a common depositary (the "Common Depositary") for Euroclear and Clearstream, Luxembourg.

Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made (against presentation of the Temporary Global Note if the Temporary Global Note is not issued in NGN form) only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the "Exchange Date") which is 40 days after a Temporary Global Note is issued, interests in the Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Final Terms and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Final Terms), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg (against presentation or surrender (as the case may be) of the Permanent Global Note, if the Permanent Global Note is not issued in NGN form) without any requirement for certification.

The applicable Final Terms will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached either (i) upon not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. Notes which have Specified Denominations consisting of a minimum Specified Denomination plus one or more higher integral multiples of a smaller amount will be exchangeable for definitive Notes only upon an Exchange Event. For these purposes, "Exchange Event" means that (i) an Event of Default (as defined in Condition 8) has occurred and is continuing or (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available. The Issuer will promptly give notice to the Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Temporary Global Note or a Permanent Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "Terms and Conditions of the Notes"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as shall be approved by the Issuer, the Agent and the Trustee.

APPLICABLE FINAL TERMS

Set out below is the form of Final Terms which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ANGLO IRISH BANK CORPORATION plc

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the €30,000,000,000
Euro Medium Term Note Programme

PART A — CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [date] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at [*address*] and [*website*] and copies may be obtained from [*address*].

[The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the Offering Circular dated [*original date*] which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular dated [*current date*], save in respect of the Conditions which are extracted from the Offering Circular dated [*original date*] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated [*current date*] and [*original date*]. Copies of such Offering Circulars are available for viewing at [*address*] [and] [*website*] and copies may be obtained from [*address*].]

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Final Terms.]

[When adding any other final terms or information, consideration should be given as to whether such terms or information constitute "significant new factors" and consequently trigger the need for a supplement to the Offering Circular under Article 16 of the Prospectus Directive, the publication of which would in turn trigger the investors' right to withdraw their acceptances within a 48-hour time period.]

1.	Issuer:	Anglo Irish Bank Corporation plc
2.	(i) Series Number:	[ ]
	(ii) Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] *(if applicable)*]
6.	(i) Specified Denominations:	[ ]

			(N.B. — where multiple denominations above [€50,000] or equivalent are being used the following sample wording should be followed: *"[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000]. No Notes in definitive form will be issued with a denomination above [€99,000]."*) *(N.B. If an issue of Notes is (i) NOT admitted to trading on a European Economic Area exchange; and (ii) only offered in the European Economic Area in circumstances where a prospectus is not required to be published under the Prospectus Directive, the €1,000 minimum denomination is not required.*)
	(ii)	Calculation Amount: *(Applicable to Notes in definitive form.)*	[ ] *(If only one Specified Denomination, insert the Specified Denomination.* *If more than one Specified Denomination, insert the highest common factor. Note: There must be a common factor in the case of two or more Specified Denominations.)*
7.	(i)	Issue Date [and Interest Commencement Date]:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]
8.		Maturity Date:	[*Fixed rate — specify date/* *Floating rate* — Interest Payment Date falling in or nearest to [*specify month and year*]]
9.		Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.		Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*] *(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to Commission Regulation (EC) No 809/2004 (the "Prospectus Directive Regulation") will apply)*
11.		Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.		Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.		Status of the Notes:	[Senior/[Dated/Undated] Subordinated]
14.		Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 3)*
(ii)	Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*NB: This will need to be amended in the case of long or short coupons*)
(iii)	Fixed Coupon Amount(s): (*Applicable to Notes in definitive form.*)	[ ] per Calculation Amount
(iv)	Broken Amount(s): (*Applicable to Notes in definitive form.*)	[ ] per Calculation Amount, payable on the Interest Payment Date falling [in/on] [ ]
(v)	Day Count Fraction:	[30/360 or Actual/Actual (ICMA) or *specify other*]
(vi)	Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* (*NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ICMA))*]
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
16.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
—	Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other — including fallback provisions in the Agency Agreement*)
—	Interest Determination Date(s):	[ ] (*Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR*

	and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)
— Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Reuters EURIBOR01 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii) ISDA Determination:	
— Floating Rate Option:	[ ]
— Designated Maturity:	[ ]
— Reset Date:	[ ]
(viii) Margin(s):	[+/-] [ ] per cent. per annum
(ix) Minimum Rate of Interest:	[ ] per cent. per annum
(x) Maximum Rate of Interest:	[ ] per cent. per annum
(xi) Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 3 for alternatives*)
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
17. **Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Accrual Yield:	[ ] per cent. per annum
(ii) Reference Price:	[ ]
(iii) Any other formula/basis of determining amount payable:	[ ]
(iv) Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 5*(e)*(iv) and 5*(j)* apply/*specify other*] (*Consider applicable day count fraction if not U.S. dollar denominated*)
18. **Index Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Index/Formula:	[*give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day

		Convention/Preceding Business Day Convention/ *specify other*]
	(vi) Additional Business Centre(s):	[ ]
	(vii) Minimum Rate of Interest:	[ ] per cent. per annum
	(viii) Maximum Rate of Interest:	[ ] per cent. per annum
	(ix) Day Count Fraction:	[ ]
19.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) If redeemable in part:	
	(a) Minimum Redemption Amount:	[ ]
	(b) Higher Redemption Amount:	[ ]
	(iv) Notice period (if other than as set out in the Conditions):	[ ]
		(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer, the Agent and the Trustee)
21.	Investor Put:	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Optional Redemption Date(s):	[ ]
	(ii) Optional Redemption Amount and method, if any, of calculation of such amount(s):	[ ] per Calculation Amount
	(iii) Notice period (if other than as set out in the Conditions):	[ ]
22.	Final Redemption Amount:	[ ] per Calculation Amount/*specify other*/see Appendix]

		(N.B. If the Final Redemption Amount is less than 100 per cent. of the nominal value of the Notes, such Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex XII to the Prospectus Directive Regulation will apply)
23.	Early Redemption Amount payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 5*(e)*:	[[ ] per Calculation Amount/see Appendix/ *specify other*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event] *(N.B.: The 'exchange upon notice given at any time' option should not be expressed to be applicable if the Specified Denomination of the Notes in paragraph 6 includes language substantially to the following effect: "[€50,000] and integral multiples of [€1,000] in excess thereof up to and including [€99,000].")*
25.	New Global Note:	[Yes] [No]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. N.B.: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	*Details relating to Instalment Notes:*	
	(i) Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable [*(If Redenomination is applicable, specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates))*] [*(if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Final Terms)*]
31.	Other final terms or special conditions:	[Not Applicable/*give details*] *(When adding any other final terms consideration should be given as to whether such terms constitute "significant new factors" and consequently trigger the need for a*

	supplement to the Offering Circular under Article 16 of the Prospectus Directive.)

DISTRIBUTION

32. (a) If syndicated, names [and addresses]** of Managers [and underwriting commitments]**:	[Not Applicable/*give names [and addresses and underwriting commitments]***] *(Include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers)*
(b) Date of Subscription Agreement:**	[ ]**
(c) Stabilising Manager (if any):	[Not Applicable/*give name*]
33. If non-syndicated, name [and address]** of relevant Dealer:	[*Name [and address]***]
34. Total commission and concession:**	[ ] per cent. of the Aggregate Nominal Amount**
35. Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA C/TEFRA D/TEFRA not applicable]
36. Additional selling restrictions:	[Not Applicable/*give details*]

ISIN:	[ ]
Common Code:	[ ]

[LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the *€30,000,000,000 Euro Medium Term Note Programme of Anglo Irish Bank* Corporation plc.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. [Information on underlying assets has been extracted from [source]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published by source, no facts have been omitted which would render the reproduced information inaccurate or misleading].

Signed on behalf of the Issuer:

By:...
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i) Listing:	[London/Ireland/other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on [ ] with effect from [ ].] [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading.)*
(iii) Estimate of total expenses related to admission to trading:	[ ]*

2. RATINGS

Ratings:	The Notes to be issued have been rated: [S & P: [ ]] [Moody's: [ ]] [Fitch: [ ]] [[Other]: [ ]] [*Include here a brief explanation of the meaning of the ratings if this has previously been published by the rating provider.*]** (*The above disclosure should reflect the rating allocated to Notes issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

[3. NOTIFICATION [AND AUTHORISATION]**

The [*name of competent authority in home Member State*] [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

[The Issuer has authorised the use of these Final Terms and the Offering Circular dated [ ] by the [Dealers/Managers] and [*include names and addresses of other financial intermediaries involved in the offer*] (the "Distributors" and, together with the Managers, the "Financial Intermediaries") in connection with offer of the Notes to the public in [*insert jurisdiction where the Offering Circular has been approved and published and jurisdictions into which it has been passported*] for the period set out in paragraph 4 below.]**

4. **[PUBLIC OFFERS

(i) Offer Period:	[ ] to [ ] (*Should be from the date of publication of the Final Terms to a specified date or a formula such as "the Issue Date" or "the date which falls [ ] Business Days thereafter".*)
(ii) Offer Price:	The Issuer has offered the Notes to the Managers at the initial issue price of [ ] less a total commission of [ ]. *OR* (*where the price is not determined at the date of the Final Terms*) The issue price of the Notes will be determined by the Issuer and the Managers on or about [ ] in accordance with market conditions then prevailing, including [supply and demand for the Notes and other similar securities] [and] [the then current market price of [*insert relevant benchmark security, if any*].
(iii) Conditions to which the offer is subject:	*Offers of the Notes are conditional on their issue* [and on any additional conditions set out in the standard terms of

		business of the Financial Intermediaries, notified to investors by the relevant Financial Intermediary]
(iv)	Description of the application process:	[ ]/Not Applicable *(May not be applicable if a full application process is not being followed)*
(v)	Details of the minimum and/or maximum amount of application:	[ ]/Not Applicable
(vi)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	[ ]/Not Applicable
(vii)	Details of the method and time limits for paying up and delivering the Notes:	[The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys. Investors will be notified by the relevant Financial Intermediary of their allocations of Notes and the settlement arrangements in respect thereof.]
(viii)	Manner and date in which results of the offer are to be made public:	[ ]/Not Applicable *(Not Applicable unless the issue is an "up to" issue, in which case disclosure must be included)*
(ix)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	[ ]/Not Applicable
(x)	Categories of potential investors to which the Notes are offered:	Offers may be made by the Financial Intermediaries in [*insert jurisdiction where the Offering Circular has been approved and published and relevant jurisdiction(s) into which it has been passported*] to any person [*insert suitability criteria, if any are deemed appropriate pursuant to any applicable conduct of business rules*]. In other EEA countries, offers will only be made by the Financial Intermediaries pursuant to an exemption from the obligation under the Prospectus Directive as implemented in such countries to publish a prospectus.
(xi)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	[ ]/Not Applicable No dealings in the Notes on a regulated market for the purposes of the Investment Services Directive 93/22/EEC may take place prior to the Issue Date.
(xii)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	[ ]/Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save for any fees payable to the [Managers/Dealers], so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i)	Reasons for the offer	[ ] *(See ["Use of Proceeds"] wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.)*]**
(ii)	Estimated net proceeds:	[ ]

*(Also see "Use of Proceeds" wording in Offering Circular — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here. If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)***

(iii) Estimated total expenses: [ ]. [*Include breakdown of expenses*]**

(If the Notes are derivative securities to which Annex XII of the Prospectus Directive Regulation applies it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above)

7. **YIELD** *(Fixed Rate Notes only)*

Indication of yield: [ ]

[Calculated as [*include details of method of calculation in summary form*] on the Issue Date.]**

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

8. **HISTORIC INTEREST RATES** *(Floating Rate Notes only)***

Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Reuters].]

9. **PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS** *(Index-Linked Interest Notes only)*

*[Need to include details of where past and future performance and volatility of the index/formula can be obtained] [Need to include] a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]*** *[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]*

10. **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** *(Dual Currency Notes only)*

[Need to include details of where past and future performance and volatility of the relevant rates can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.] [Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]

11. **OPERATIONAL INFORMATION**

(i) Intended to be held in a manner which would allow Eurosystem eligibility: [Yes] [No]

[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the international central securities depositaries ("ICSD") as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] [*include this text if "yes" selected in which case the Notes must be issued in NGN form.*]

(ii)	ISIN Code:	[ ]
(iii)	Common Code:	[ ]
(iv)	Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
(v)	Delivery:	Delivery [against/free of] payment
(vi)	Names and addresses of additional Paying Agent(s) (if any):	[ ]

Notes:

* *Delete if the minimum denomination is less than €50,000*

** *Delete if the minimum denomination is €50,000 or more*

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Final Terms in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Final Terms (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" above for a description of the content of Final Terms which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Anglo Irish Bank Corporation plc (the "Issuer") constituted by a Trust Deed (such Trust Deed as amended and restated by a First Supplemental Trust Deed dated 15th August, 2002, a Second Supplemental Trust Deed dated 15th July, 2005, a Third Supplemental Trust Deed dated 26th May, 2006, a Fourth Supplemental Trust Deed dated 8th March, 2007, a Fifth Supplemental Trust Deed dated 8th March, 2007 and a Sixth Supplemental Trust Deed dated 24th May, 2007, in each case between Deutsche Trustee Company Limited (the "Trustee", which expression shall include any successor trustee) and the Issuer and as modified and/or supplemented and/or restated from time to time, the "Trust Deed") dated 15th August, 2001 and made between the Issuer and the Trustee for the holders of such Notes.

References herein to the "Notes" shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a "Global Note"), units of each Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") dated 24th May, 2007 and made between the Issuer, Deutsche Bank AG, London Branch as issuing and principal paying agent and agent bank (the "Agent", which expression shall include any successor agent), the other paying agent named therein (together with the Agent, unless the content otherwise requires, the "Paying Agents", which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes have interest coupons ("Coupons") and, if indicated in the applicable Final Terms, talons for further Coupons ("Talons") attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts ("Receipts") for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The final terms for this Note (or the relevant provisions thereof) are set out in Part A of the Final Terms attached to or endorsed on this Note which supplement these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the "applicable Final Terms" are to Part A of the Final Terms (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the "Noteholders", which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the "Receiptholders") and the holders of the Coupons (the "Couponholders", which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

Any reference to "Noteholders" or "holders" in relation to any Notes shall mean the holders of the Notes and shall, in relation to any Notes represented by a global Note, be construed as provided below. Any reference herein to "Receiptholders" shall mean the holders of the Receipts and any reference herein to "Couponholders" shall mean the holders of the Coupons and shall, unless the context otherwise requires, include the holders of the Talons.

As used herein, "Tranche" means Notes which are identical in all respects (including as to listing and admission to trading) and "Series" means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing and admission to trading) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the principal London office for the time being of the Trustee (being at 24th May, 2007 at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified office of each of the Paying Agents. Copies of the applicable Final Terms are available for viewing at, and copies may be obtained from, the offices of the Agent save that, if this Note is neither listed on a stock exchange nor admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive, the applicable Final Terms will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Final Terms which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed or the Agency Agreement or used in the applicable Final Terms shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Final Terms, the applicable Final Terms will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Final Terms.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending on the Redemption/Payment Basis shown in the applicable Final Terms.

This Note may also be a Senior Note, a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Final Terms.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Trustee and the Paying Agents will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note (or the Trustee in accordance with the Trust Deed) shall be treated by the Issuer, the Trustee and any Paying Agent as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions "Noteholder" and "holder of Notes" and related expressions shall be

construed accordingly. Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References in these Terms and Conditions to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Final Terms or as otherwise approved by the Issuer, the Agent and the Trustee.

2. STATUS OF SENIOR NOTES, DATED SUBORDINATED NOTES AND UNDATED SUBORDINATED NOTES

(a) Status of Senior Notes

The Senior Notes and any relative Receipts and Coupons are direct, unconditional, unsubordinated and unsecured obligations of the Issuer and rank *pari passu*, without any preference among themselves, and (subject as aforesaid and save for certain obligations preferred by law) equally with all other outstanding unsecured obligations (other than subordinated obligations, if any) of the Issuer, from time to time outstanding.

(b) Status of Dated Subordinated Notes

Dated Subordinated Notes

(A) The Dated Subordinated Notes and any relative Receipts and Coupons constitute direct, unsecured and, in accordance with sub-paragraph (B) below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Dated Subordinated Notes and any relative Receipts and Coupons will, in the event of the winding-up of the Issuer, be subordinated in right of payment in the manner provided in the Trust Deed to the claims of depositors and all other unsubordinated creditors of the Issuer and will rank, in the event of the winding-up of the Issuer, at least *pari passu* in right of payment with all other Subordinated Indebtedness, present and future, of the Issuer.

For the purpose of this sub-paragraph (B), "Subordinated Indebtedness" means all indebtedness of the Issuer which is subordinated, in the event of the winding-up of the Issuer, in right of payment to the claims of depositors and other unsubordinated creditors of the Issuer and for this purpose indebtedness shall include all liabilities, whether actual or contingent.

(c) Status of Undated Subordinated Notes

(1) Undated Subordinated Notes

(A) The Undated Subordinated Notes and any relative Coupons constitute direct, unsecured and, in accordance with the paragraphs below, subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves.

(B) The claims of the holders of Undated Subordinated Notes and any relative Coupons are subordinated to the claims of Senior Creditors (as defined below) of the Issuer in that payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons are conditional upon the Issuer being solvent (as defined below) at the time of payment by the Issuer and in that no principal or interest shall be payable in respect of Undated Subordinated Notes or any relative Coupons except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For this purpose, the Issuer shall be considered to be solvent if:

(i) it is able to pay its debts to Senior Creditors as they fall due; and

(ii) its Assets exceed its Liabilities (each as defined below) to Senior Creditors.

A report as to the solvency of the Issuer by (a) two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the Auditors (as defined in the Trust Deed) or (b) if the Issuer is being wound up, its liquidator or (c) if the Issuer is under examination as provided for by the Companies (Amendment) Act, 1990 of Ireland, its examiner shall, in each case in the absence of manifest error, be treated and accepted by the Issuer, the Trustee and the holders of Undated Subordinated Notes and any relative Coupons as correct and sufficient evidence thereof.

For the purpose of this sub-paragraph (B):

"Senior Creditors" means (1) all creditors of the Issuer who are depositors or other unsubordinated creditors of the Issuer or (2) creditors who are subordinated creditors of the Issuer (including the holders

of Dated Subordinated Notes and any relative Coupons) other than those whose claims rank, or are expressed to rank, *pari passu* with or junior to the claims of the holders of Undated Subordinated Notes and the Coupons relating thereto (if any) (whether only in the event of a winding-up of the Issuer or otherwise);

"Assets" means the total consolidated gross assets of the Issuer; and

"Liabilities" means the total consolidated gross liabilities of the Issuer, all as shown by the latest published audited balance sheet of the Issuer but adjusted for contingencies and for subsequent events in such manner and to such extent as such directors, Auditors, liquidator or examiner, as the case may be, may determine to be appropriate.

(C) Interest on Undated Subordinated Notes shall accrue from day to day and shall (subject to sub-paragraph (B) above) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the interest period ending on (but excluding) such Compulsory Interest Payment Date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects and gives not less than 30 days' notice of such election to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) the interest accrued in the interest period ending on (but excluding) such Optional Interest Payment Date (an "Accrual Period") but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose; and any interest not so paid shall, so long as the same remains unpaid, constitute "Arrears of Interest". The Issuer may at its option (after giving notice to the holders of Undated Subordinated Notes in accordance with Condition 13 but subject to sub-paragraph (B) above) at any time pay all or part of the Arrears of Interest (being, if part only, the whole of the interest accrued on all the Undated Subordinated Notes during any one or more Accrual Period(s)) but so that, in the case of any such partial payment, the interest accrued during any Accrual Period shall not be paid prior to that accrued during any earlier Accrual Period. All Arrears of Interest shall (subject to sub-paragraphs (B) and (D) of this Condition 2*(c)*), become due in full on whichever is the earliest of (i) the date on which any dividend or other distribution is next declared, paid or made on any class of stock or share capital of the Issuer (ii) the date set for any repayment permitted under paragraph (b) or (c) of Condition 5 and (iii) the commencement of winding-up of the Issuer. If notice is given by the Issuer of its intention to pay all or part of the Arrears of Interest, the Issuer shall be obliged (subject to sub-paragraph (B) above) to do so upon the expiry of such notice. Interest in respect of which the condition referred to in sub-paragraph (B) above is not satisfied on the Interest Date relating thereto shall, so long as the same remains unpaid, also constitute Arrears of Interest for the purposes of the remainder of these Terms and Conditions. Neither Arrears of Interest nor any interest due but unpaid shall bear interest.

(D) If, otherwise than for the purposes of a Permitted Reorganisation (as defined in Condition 8) or for the purpose of a reconstruction or amalgamation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders, an order is made or an effective resolution is passed for the winding-up in Ireland of the Issuer, the Issuer shall, in lieu of any other payment on the Undated Subordinated Notes and any relative Coupons representing principal, accrued interest, Arrears of Interest and/or interest due but unpaid, but subject to the condition set out in sub-paragraph (B) above, be obliged to pay, in respect of the Undated Subordinated Notes and such Coupons, such amounts as would have been payable if the holders of the Undated Subordinated Notes and such Coupons had, on the day preceding the commencement of such winding-up, become holders of preference stock or shares in the capital of the Issuer forming or being part of a class having a preferential right in the winding-up over the holders of all other classes of stock or shares in the capital of the Issuer and entitled to receive in such winding-up an amount equal to the Early Redemption Amount (as defined in Condition 5*(e)*) of the Undated Subordinated Notes together with interest (if any) accrued since the Interest Date next preceding or coinciding with the commencement of such winding-up, such Arrears of Interest and/or, as the case may be, such interest due but unpaid.

(2) Definitions

For the purposes of this paragraph *(c)*:

"Compulsory Interest Payment Date" means any Interest Date in relation to which any dividend or other distribution (as defined in the Trust Deed) has been declared, paid or made on any class of the stock or share capital of the Issuer in the immediately preceding interest period;

"Interest Date" means an Interest Payment Date;

"Interest Period" means the period from (and including) one Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Date; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

N.B. The obligations of the Issuer in respect of any Undated Subordinated Notes issued by it and any relative Coupons are conditional upon the Issuer being solvent immediately before and after payment by the Issuer. If this condition is not satisfied, any amounts which might otherwise have been allocated in or towards payments of principal and interest in respect of the Undated Subordinated Notes and any relative Coupons may be used to absorb losses.

(d) Set-off

Subject to applicable law, no holder of a Subordinated Note, or a Receipt or Coupon relating thereto (if any) may exercise or claim any right of set-off in respect of any amount owed by it to the Issuer arising under or in connection with the Subordinated Notes and the Receipts and Coupons relating thereto (if any) and each holder of a Subordinated Note or a Receipt or Coupon relating thereto (if any) shall, by virtue of its subscription, purchase or holding of any such Note, Receipt or Coupon, be deemed to have waived all such rights of set-off.

3. INTEREST

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) on the Interest Payment Date(s) in each year and (except in the case of an Undated Subordinated Note) up to (and including) the Maturity Date.

If the Notes are in definitive form, except as provided in the applicable Final Terms, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Final Terms, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

Except in the case of Notes in definitive form where a Fixed Coupon Amount or Broken Amount is specified in the applicable Final Terms, interest shall be calculated in respect of any period by applying the Rate of Interest to:

(A) in the case of Fixed Rate Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Fixed Rate Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Fixed Rate Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Fixed Rate Note in definitive form comprises more than one Calculation Amount, the amount of interest payable in respect of such Fixed Rate Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date);

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(a)*:

(i) if "Actual/Actual (ICMA)" is specified in the applicable Final Terms:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Final Terms) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Final Terms, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest from (and including) the Interest Commencement Date and such interest will be payable in arrear (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c))* on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Final Terms; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Final Terms, each date (each such date, together with each Specified Interest Payment Date, an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Final Terms after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions other than with respect to Condition 2*(c)*, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Final Terms and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 3*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which

event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Final Terms; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the "TARGET System") is open.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Final Terms.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Final Terms) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Final Terms;

(2) the Designated Maturity is a period specified in the applicable Final Terms; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR"), the first day of that Interest Period or (ii) in any other case, as specified in the applicable Final Terms.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

Unless otherwise stated in the applicable Final Terms, the Minimum Rate of Interest shall be deemed to be zero.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Final Terms as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Final Terms) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Final Terms as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Final Terms.

(iii) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Final Terms specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Final Terms specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes or Index Linked Interest Notes for the relevant Interest Period by applying the Rate of Interest to:

(A) in the case of Floating Rate Notes or Index Linked Interest Notes which are represented by a Global Note, the aggregate outstanding nominal amount of the Notes represented by such Global Note (or, if they are Partly Paid Notes, the aggregate amount paid up); or

(B) in the case of Floating Rate Notes or Index Linked Interest Notes in definitive form, the Calculation Amount;

and, in each case, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. Where the Specified Denomination of a Floating Rate Note or an Index Linked Interest Note in definitive form comprises more than one Calculation Amount, the Interest Amount payable in respect of such Note shall be the aggregate of the amounts (determined in the manner provided above) for each Calculation Amount comprising the Specified Denomination without any further rounding.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 3*(b)*:

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non- leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Final Terms, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the

first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Final Terms, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed or by which they have been admitted to listing and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Final Terms, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Final Terms), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 3*(b)*, whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Final Terms.

(d) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Final Terms.

(e) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused or is not made by reason of Condition 2*(b)* or *(c)*. In any such event, interest will continue to accrue as provided in the Trust Deed.

4. PAYMENTS

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Melbourne and Wellington, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Notwithstanding any provision hereof (other than the final paragraph of Condition 4*(d)*), payments in respect of any Note will not be made at an office of a Paying Agent in the United States by transfer to an account maintained by the payee with a bank located in the United States or by cheque mailed to an address in the United States. For the purposes of this Condition and Condition 12, the "United States" means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 6.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest, including Arrears of Interest (if any), in respect of definitive Notes will (subject as provided below and, in the case of Undated Subordinated Notes, to Condition 2*(c)*) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States.

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 6) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 7) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A "Long Maturity Note" is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall (subject, in the case of Undated Subordinated Notes, to the provision of Condition 2*(c)*) be payable only against surrender of the relevant definitive Note.

(c) Payments in respect of Global Notes

Payments of principal and interest (including Arrears of Interest (if any)) in respect of Notes represented by any Global Note will (subject as provided below and, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note (or as provided in the Trust Deed, the Trustee) shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note or the Trustee, as the case may be, in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note or the Trustee, as the case may be.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay. For these purposes, "Payment Day" means any day which (subject to Condition 7) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

 (A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Final Terms; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Melbourne and Wellington, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 5*(e)*); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 6 or pursuant to any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

5. REDEMPTION AND PURCHASE

(a) Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Senior Note and each Dated Subordinated Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Final Terms in the relevant Specified Currency on the Maturity Date. Each Undated Subordinated Note is undated and accordingly has no final maturity date and is only redeemable or repayable in accordance with the following provisions of this Condition or Condition 9.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent, as defined below, if required and subject further, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note, an Index Linked Interest Note nor a Dual Currency Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Agent and the Trustee and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if immediately prior to the giving of such notice the Issuer satisfies the Trustee that:

(i) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 6 as a result of any change in, or amendment to, the laws or regulations of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee (1) a certificate signed by two Directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (2) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Upon the expiry of any such notice as is referred to in this Condition 5*(b)*, the Issuer shall be bound to redeem the Notes in accordance with this Condition 5*(b)*.

Notes redeemed pursuant to this Condition 5*(b)* will be redeemed at their Early Redemption Amount referred to in paragraph *(e)* below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions, "Relevant Supervisory Consent" means the consent to the relevant repayment of the Irish Financial Services Regulatory Authority (or, if the Irish Financial Services Regulatory Authority ceases to be the relevant regulator, the successor to the Irish Financial Services Regulatory Authority as the relevant regulator of banks operating in Ireland).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Final Terms, the Issuer may (subject, if this Note is an Undated Subordinated Note, to the provisions of Condition 2*(c)*), having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Final Terms together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Final Terms. In the case of a partial redemption of Notes, the Notes to be redeemed ("Redeemed Notes") will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the "Selection Date"). In the case of Redeemed Notes represented by definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph (c) and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Final Terms, upon the holder of any Note (other than a Subordinated Note) giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Final Terms, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date. It may be that before an Investor Put can be exercised, certain conditions and/or circumstances will need to be satisfied. Where relevant, the provisions will be set out in the applicable Final Terms.

To exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a "Put Notice") and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by, if this Note is in definitive form, this Note or evidence satisfactory

to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control.

(e) Early Redemption Amounts

For the purpose of paragraph (b) above and Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note), each Note will (subject, in the case of Undated Subordinated Notes, to the provisions of Condition 2*(c)*) be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Undated Subordinated Notes, at their nominal amount; or

(iii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Final Terms or, if no such amount or manner is so specified in the applicable Final Terms, at its nominal amount; or

(iv) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Final Terms.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Final Terms.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may (but subject, in the case of Subordinated Notes, to prior Relevant Supervisory Consent (if required)) at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to paragraph (h) above (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraphs (a), (b), (c) or (d) above or upon its becoming due and repayable as provided in Condition 8 (if this Note is a Senior Note) or Condition 9 (if this Note is a Subordinated Note) is improperly

withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (e) (iv) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 13.

6. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Ireland or any political sub-division thereof or by any authority therein or thereof having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of the withholding or deduction; except that no such additional amounts shall be payable in relation to any payment in respect of any Note, Receipt or Coupon:

(a) presented for payment in Ireland; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his being connected with Ireland otherwise than by reason only of his ownership of such Note, Receipt or Coupon; or

(c) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 4*(e)*);or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein "Relevant Date" means (i) the date on which such payment first becomes due or (ii) if the full amount payable has not been received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

7. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 6) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 4*(b)* or any Talon which would be void pursuant to Condition 4*(b)*.

8. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SENIOR NOTES

This Condition shall apply only to Senior Notes. Any reference in this Condition 8 to "Noteholders" shall mean holders of Senior Notes.

The Trustee at its discretion may, and if so requested in writing by the holders of not less than one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject in each case to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in paragraphs (ii) to (vi) below (inclusive), only if the Trustee shall have certified that, in its opinion, such event is materially prejudicial to the interests of the Noteholders) give

notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest as provided in the Trust Deed, if any of the following events ("Events of Default") shall have occurred and be continuing:

(i) there is default for more than seven days in the payment of any principal or for more than 14 days in the payment of any interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is default by the Issuer in the performance or observance of any covenant, condition or provision contained in the Trust Deed or in the Notes, Receipts or Coupons and on its part to be performed or observed (other than the covenant to pay the principal or interest in respect of any of the Notes) and (except where the Trustee determines that such default is not capable of remedy when no such notice or continuation as is hereinafter mentioned shall be required) such default continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) if any other present or future indebtedness (as defined in the Trust Deed) of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) becomes due and repayable prior to its stated maturity pursuant to a default (however described) by the Issuer or such Subsidiary; or

(b) if any other present or future indebtedness of the Issuer or any of its Subsidiaries to a Third Party (other than indebtedness in respect of any Limited Recourse Transaction) is not paid when due or (as the case may be) within any applicable grace period therefor (as originally provided); or

(c) if the Issuer or any of its Subsidiaries fails to pay when due or (as the case may be) within any applicable grace period therefor (as originally provided) any amount payable by it to any Third Party under any present or future guarantee or indemnity (other than any guarantee or indemnity given in the ordinary course of its business) in respect of any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction); or

(d) if any mortgage, charge, pledge, lien or other encumbrance present or future securing any present or future indebtedness (other than indebtedness in respect of any Limited Recourse Transaction), guarantee or indemnity created or assumed by the Issuer or any of its Subsidiaries becomes enforceable;

Provided however that for the purposes of this paragraph (iii):

(I) the aggregate of the principal amounts of all such indebtedness (other than indebtedness in respect of any Limited Recourse Transaction) of the Issuer and its Subsidiaries to Third Parties and/or the amounts payable by the Issuer or any of its Subsidiaries to Third Parties under any such guarantee and/or indemnity (other than any guarantee and/or indemnity in respect of any Limited Recourse Transaction) shall at that time exceed £10,000,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or, if higher, a sum equal to 0.15 per cent. of the Total Assets (as defined below); and

(II) "Subsidiary" does not include an SPC Subsidiary and "Subsidiaries" does not include SPC Subsidiaries; or

(iv) a distress or execution or other legal process in respect of a claim for £500,000 (or its equivalent in any other currency or currencies as determined by the Trustee) or more is levied or enforced or sued out against any part of the property, assets or revenues of the Issuer or any of its Subsidiaries (other than an SPC Subsidiary or SPC Subsidiaries) and is not discharged or stayed within 30 days of having been so levied, enforced or sued out; or

(v) save, in the case of the Issuer for a Permitted Reorganisation (as defined below), the Issuer or any Principal Subsidiary (as defined below) becomes insolvent or stops or threatens to stop payment of or is unable to pay its debts as they mature or applies for or consents to or suffers the appointment of a liquidator or an administrative or other receiver or an examiner (under the Companies (Amendment) Act, 1990 of Ireland) or an administrator of itself or the whole or any substantial part of its undertaking, property, assets or revenues or takes any proceeding under any law for a readjustment or deferment of its obligations or any substantial part thereof or makes or enters into a general assignment or an arrangement or composition with or for the benefit of its creditors or, except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders, ceases or threatens to cease to carry on its business or any substantial part of its business; or

(vi) an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer or any Principal Subsidiary or anything analogous or similar to any of the foregoing occurs (except in any case for the purposes of a reconstruction, merger or amalgamation effected with the prior written consent of the Trustee or by an Extraordinary Resolution of the Noteholders or, in any case concerning the Issuer, as a result of a Permitted Reorganisation).

In this Condition 8:

"Group" means the Issuer and its Subsidiaries.

"Limited Recourse Transaction" means a transaction entered into or to be entered into by the Issuer or any of its Subsidiaries where the sole recourse, insofar as the Issuer or any of its Subsidiaries is concerned, of the provider of funds is to an asset financed by those funds or to an SPC Subsidiary or to SPC Subsidiaries formed in connection with such transaction, such provider having no recourse to the general assets or undertaking of (as the case may be) the Issuer or any of its Subsidiaries. A certificate by the Auditors addressed to the Trustee that in their opinion a transaction is or is not or was or was not a Limited Recourse Transaction shall, in the absence of manifest error, be conclusive and binding on all parties.

"Principal Subsidiaries" means a Subsidiary of the Issuer (other than an SPC Subsidiary) whose total assets represent 10 per cent. or more of the Total Assets of the Group (all as more particularly described in the Trust Deed). A certificate by the Auditors addressed to the Trustee that in their opinion a Subsidiary is or is not or was or was not at any particular time or throughout any specified period an SPC Subsidiary or a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Permitted Reorganisation" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Issuer under which:

(a) the whole of the business, undertaking and assets of the Issuer are transferred to and all the liabilities and obligations of the Issuer are assumed by the new or surviving entity either:

   (i) automatically by operation of the laws of Ireland; or

   (ii) upon terms and subject to the satisfaction of such conditions as the Trustee shall have previously approved in writing in order to satisfy the Trustee that the new or surviving entity will be bound by the terms of the Trust Deed and the Notes as fully as if it had been named in the Trust Deed and the Notes in place of the Issuer; and

(b) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to the same regulation and supervision by the Central Bank of Ireland as the Issuer was subject immediately prior thereto.

"SPC Subsidiary" means a Subsidiary of the Issuer acquired or formed or used by the Issuer or any Subsidiary of the Issuer for the sole purpose of a Limited Recourse Transaction where, insofar as (as the case may be) the Issuer or any other Subsidiary of the Issuer is concerned, the sole recourse of a provider of funds in relation to such Limited Recourse Transaction is to such first-mentioned Subsidiary or the assets of such first- mentioned Subsidiary or the shares in, or the securities, debentures, loan instruments, debts or other covenants of, such first-mentioned Subsidiary and neither such provider of funds nor any other party will have any recourse to (as the case may be) the Issuer or any of its other Subsidiaries or its or their other assets for the liabilities of such first-mentioned Subsidiary and "SPC Subsidiaries" shall be construed accordingly.

"Third Party" means any person not being the Issuer or a Subsidiary of the Issuer and "Third Parties" shall be construed accordingly.

"Total Assets" means the consolidated total assets of the Group as shown by the latest audited consolidated balance sheet of the Group.

The Trustee may at any time, at its discretion and without further notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding, and (b) it shall have been indemnified to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing.

9. EVENTS OF DEFAULT FOR, AND ENFORCEMENT OF, SUBORDINATED NOTES

This Condition shall apply only to Subordinated Notes. Any reference in this Condition 9 to "Noteholders" shall mean holders of Subordinated Notes.

(i) If default is made in the payment of any principal or interest due in respect of the Notes and such default continues for a period of 15 days after the due date for the same or, as the case may be, after any other date upon which the payment of interest is compulsory, the Trustee may, subject as provided below, at its discretion and without further notice, institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere), but may take no further action in respect of such default. For the purposes of this paragraph and in relation to Undated Subordinated Notes only, (i) a payment shall be deemed to be due or compulsory even if the condition set out in Condition 2*(c)*(1)(B) is not satisfied, and (ii) for the avoidance of doubt, the exercise by the Issuer of its right, pursuant to Condition 2*(c)*(1)(C), not to make any payment(s) of interest in respect of Undated Subordinated Notes shall not constitute a default in the payment of interest.

(ii) If, otherwise than for the purposes of a Permitted Reorganisation or for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders, an order is made or an effective resolution is passed for the winding-up or dissolution of the Issuer in Ireland (but not elsewhere), the Trustee may, subject as provided below, at its discretion, give notice to the Issuer that the Dated Subordinated Notes are, and they shall accordingly thereby forthwith become, immediately due and repayable at their Early Redemption Amount as defined in Condition 5*(e)*, plus accrued interest as provided in the Trust Deed.

(iii) Without prejudice to Condition 9(i) or 9(ii) above, the Trustee may, subject as provided below, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce any obligation, condition or provision binding on the Issuer under the Notes, the Receipts, the Coupons or the Trust Deed (other than any obligation for the payment of any principal or interest in respect of the Notes), provided that the Issuer shall not as a consequence of such proceedings be obliged to pay any sum or sums representing or measured by reference to principal or interest in respect of the Notes sooner than the same would otherwise have been payable by it.

(iv) The Trustee shall not be bound to take action referred to in Condition 9(i), (ii) and/or (iii) above unless (a) it shall have been so requested in writing by Noteholders holding at least one-quarter in nominal amount of the Notes then outstanding or so directed by an Extraordinary Resolution of the Noteholders and (b) it shall have been indemnified to its satisfaction.

(v) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer pursuant to paragraph (iii) above unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure is continuing. No Noteholder, Receiptholder or Couponholder shall be entitled either to institute proceedings in Ireland (or elsewhere) for the winding-up of the Issuer or to submit a claim in such winding-up, except that if the Trustee, having become bound to institute such proceedings as aforesaid, fails to do so, or, being able and bound to submit a claim in such winding-up, fails to do so, in each case within a reasonable period and such failure is continuing, then any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding-up of the Issuer in Ireland (but not elsewhere) and/or submit a claim in such winding-up to the same extent (but not further or otherwise) that the Trustee would have been entitled to do.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may, subject to all applicable laws and stock exchange requirements, be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer reserves the right, subject to the prior written approval of the Trustee, at any time to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent; and

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange (or any other relevant authority); and

(c) there will at all times be a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive.

In addition, the Issuer shall forthwith appoint a Paying Agent, approved in writing by the Trustee, having a specified office in New York City in the circumstances described in Condition 4*(d)*. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain limited circumstances, the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent outside the United States in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 7. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the Interest Payment Date on which the final Coupon comprised in the relative Coupon sheet matures.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published (i) in a leading English language daily newspaper of general circulation in London or, if in any case this is not in the opinion of the Trustee practicable, in at least one daily English language newspaper with general circulation in Europe approved by the Trustee and (ii) (in respect of any Notes listed in the Official List of the Irish Stock Exchange (so long as that exchange requires)) in an English language daily newspaper published and circulating nationally in Ireland. It is expected that such publication will be made in the *Financial Times* in London and The Irish Times in Dublin. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange (or any other relevant authority) on which the Notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of publication in the last of all required newspapers.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or admitted to trading by any other relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the holders of the Notes on the second day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg, except that any call notice given pursuant to Condition 5*(c)* shall be deemed to have been given to the holders of the Notes on the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to Noteholders in accordance with this Condition 13.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER, AUTHORISATION AND SUBSTITUTION

(i) The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or Noteholders holding not less than five per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), or certain provisions of the Trust Deed, the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-third in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to:

(a) any modification of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any provision of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Noteholders; or

(b) any modification of any of these Conditions or any provision of the Notes, the Receipts, the Coupons or the Trust Deed which is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of the law.

(ii) If the Issuer shall undergo a Permitted Reorganisation, the new or surviving entity in any such case will be substituted in place of the Issuer as principal debtor under the Trust Deed, the Notes, the Receipts and the Coupons without any prior approval thereof being required of the Noteholders, the Receiptholders or the Couponholders or any further consent thereto being required of the Trustee.

(iii) Without prejudice to Condition 14(ii) above and subject as provided in the Trust Deed, the Trustee may at any time agree, without the consent of the Noteholders, Receiptholders or the Couponholders, to the substitution in place of the Issuer (or any previous substitute under this Condition) as the principal debtor under the Trust Deed and the Notes, the Receipts and the Coupons (as defined in the Trust Deed) of (i) any successor in business of the Issuer, (ii) any wholly-owned Subsidiary of the Issuer and (iii) any wholly-owned Subsidiary of a successor in business of the Issuer, subject in each case to the Trustee being satisfied that the substitution will not breach any applicable law or regulation and that all necessary governmental, regulatory and other approvals, consents and licences in respect of the substitution shall have been obtained and are in full force and effect and, in the case of the substitution of any company other than a successor in business of the Issuer, the irrevocable and unconditional guarantee on a subordinated basis equal to that mentioned in Condition 2, in a form satisfactory to the Trustee, of the Notes, the Receipts and the Coupons by the Issuer or such successor in business of the Issuer and subject to certain other conditions set out in the Trust Deed being complied with.

(iv) In connection with the exercise by it of any of its trusts, powers, authorities or discretions (including, without limitation, any modification, waiver, authorisation or substitution), the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequence of the exercise of its trusts, powers or discretions for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent

already provided for in Condition 6 and/or any undertaking given in addition to, or in substitution for, Condition 6 pursuant to the Trust Deed.

(v) Any such modification, waiver, authorisation or substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, any such modification or substitution shall be notified to the Noteholders by the Issuer as soon as practicable thereafter in accordance with Condition 13.

15. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

16. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

17. GOVERNING LAW AND SUBMISSION TO JURISDICTION

(a) Governing law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law except that Conditions 2*(b)*, 2*(c)* and 2*(d)* and the equivalent provisions of the Trust Deed are governed by, and shall be construed in accordance with, the laws of Ireland.

(b) Submission to jurisdiction

The Issuer has in the Trust Deed irrevocably agreed for the benefit of the Trustee, the Noteholders, the Receiptholders and the Couponholders, that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Trust Deed, the Notes, the Receipts and/or the Coupons and that accordingly any suit, action or proceedings (together referred to as "Proceedings") arising out of or in connection with the Trust Deed, the Notes, the Receipts and the Coupons may be brought in such courts.

The Issuer has in the Trust Deed irrevocably and unconditionally waived and agreed not to raise any objection which it may have now or hereafter to the laying of the venue of any such Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and has further irrevocably and unconditionally agreed that a judgment in any such Proceedings brought in the English courts shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

Nothing contained in this Condition shall limit any right to take Proceedings against the Issuer in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not.

(c) Appointment of Process Agent

The Issuer has in the Trust Deed appointed each of the persons for the time being nominated under Part XXIII of the Companies Act 1985 as its agent for the service of process on it to accept on its behalf service of process in England in connection with any Proceedings, and has undertaken that, in the event of its London Branch ceasing to be registered under Part XXIII of the Companies Act 1985, it will appoint such other person as the Trustee may approve as its agent for that purpose. At 24th May, 2007 such nominated persons are employees for the time being of its London Branch at 10 Old Jewry, London EC2R 8DN. The Issuer has also agreed in the Trust Deed to procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such a person approved by the Trustee with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for its general corporate purposes. If in respect of any particular issue there is a particular identified use of proceeds, this will be stated in the applicable Final Terms.

DESCRIPTION OF THE ISSUER

ANGLO IRISH BANK CORPORATION plc

Introduction

The Bank is an Irish licensed bank having its headquarters in Ireland at Stephen Court, 18/21 St. Stephen's Green, Dublin 2. It was incorporated on 17th November, 1964, with registration number 22045. It operates and is regulated under the supervision of the Irish Financial Services Regulatory Authority (the "Financial Regulator") as a constituent part of the Central Bank and Financial Services Authority of Ireland ("CBOI"). The business of the Bank is directed and managed by a board of directors, details of which are set out below. Details of the Bank's business operations and subsidiaries are also set out below, and in summary the Bank is a holding company of a financial services group operating in Ireland, the United Kingdom, the United States, the Isle of Man, Austria and Switzerland. It is primarily involved in business banking, wealth management and treasury management, as empowered pursuant to Clause 2 of its Memorandum of Association.

Regulatory Framework for Irish Banks

The principal legislation governing the regulation and control of the Irish banking system is the Central Bank Act 1971 as amended by the Central Bank Acts 1989, 1997 and 1998. The Central Bank Act of 1971 gave the CBOI similar powers to those of other banking-supervisory authorities in Europe. The 1989 and 1997 Acts further strengthened the CBOI's powers in relation to the supervision of banks and other related activities and the 1998 Act introduced provisions to allow the Central Bank membership of the European Systems of Central Banks. The various Central Bank Acts were supplemented by the Central Bank and Financial Services Authority Act 2003 under which the Financial Regulator became the licensing and controlling authority for all financial institutions in Ireland.

The relevant legislation contains extensive provisions relating to, *inter alia*, the granting and revocation of licences with the consent of the Minister of Finance, the obtaining of information from credit institutions, the undertaking of on-site inspections, and supervision generally of the activities of credit institutions. As many of the provisions are of a discretionary nature, the regulator has set down requirements and standards which it uses to guide it in the assessment of applications for licences and in the supervision of the business carried on by credit institutions. These requirements were last revised and updated in April 1998.

Ownership

The Financial Regulator operates strict criteria in relation to the ownership of licensed banks. In general, the Financial Regulator stipulates that the ownership of banks be vested in one or more banks or other financial institutions of standing or, alternatively, that there be a wide spread of ownership. The Central Bank Act of 1989 gives the Financial Regulator extensive legal powers to limit the acquisition of shares in a bank in excess of 10 per cent. of share capital.

Capital Adequacy

The capital adequacy measures included in the European Union Own Funds and Solvency Ratio Directives were adopted in 1991. Specifically, a capital adequacy ratio based on the relationship of capital to weighted risk assets of between 8 per cent. and 12 per cent. is stipulated for each licensed bank.

The Financial Regulator has specified a minimum capital adequacy being the ratio of total capital to risk weighted assets. Total capital is defined as the sum of (i) Tier 1 capital plus Tier 2 capital less certain deductions in respect of items such as goodwill and shortfalls in the market value of investments and (ii) with the prior approval of the Financial Regulator, Tier 3 capital. Tier 1 capital comprises mainly share capital and reserves, Tier 2 capital comprises mainly debt instruments of a capital nature, including subordinated debt having a maturity of at least five years. Tier 3 capital is intended to cover risks associated with the relevant bank's trading book and foreign exchange and commodity risks only and is comprised of subordinated debt having a maturity of at least two years and certain net trading book profits. The risk assets are given weightings according to perceived risk; for example, residential mortgages are weighted at 50 per cent. whereas most loans and advances are weighted at 100 per cent.

Risk Assets

A licensed bank must maintain a diversified portfolio of risk assets, and there are limits on the maximum exposure permissible in any one economic sector or to any one borrower, or to what is considered by the Financial Regulator to be an associated group of borrowers.

Liquidity

A holder of a licence must observe such minimum prudential liquidity ratios as are determined by the Financial Regulator from time to time (the currently applied ratio being 25 per cent.). From 1st July, 2007, the Financial Regulator will change the methodology by which it sets minimum liquidity requirements for the Irish banking industry, changing from the old liquid stock approach to a more modern 'cash-flow mismatch' approach. The holder of a licence must, in particular, establish appropriate policies with regard to the management of its liquidity and ensure that adequate internal systems are created to monitor and control maturity mismatches between a bank's assets and liabilities, to the satisfaction of the Financial Regulator.

Inspections

The Central Bank Act of Ireland gave explicit power to the CBOI to conduct on-site inspections of banks. Such on-site inspections of all banks have been routinely and frequently conducted by the CBOI since 1971 and from 1st May, 2003 have been undertaken by the Financial Regulator.

Other Controls

The Financial Regulator requires that banks have in place sufficient management and internal controls:

(i) to provide for ongoing control and monitoring of foreign exchange operations;

(ii) to assess and control all off-balance sheet activities; and

(iii) to determine and assess on an ongoing basis the degree of interest rate risk to which a bank is exposed.

Connected Assets

Guidelines set out limits on the extent to which risk assets can be employed in non-financial businesses in which a licence holder has a major interest. Beneficial ownership of 10 per cent. or more of the equity of a business, together with membership of the Board, is considered by the Financial Regulator to be a major interest. The guidelines also specify limits on the extent to which risk assets can be employed with any one of the bank's directors or significant shareholders, including, in either case, funds employed with businesses in which the director or significant shareholder has a major interest.

Deposit Protection Scheme

The European Communities (Deposit Guarantee Schemes) Regulations, 1995 (as amended by the Central Bank Act, 1997 and the European Communities (Deposit Guarantee Schemes) Regulations, 1999) set out the terms and conditions governing deposit protection in Ireland. The Irish deposit protection scheme is funded by credit institutions authorised by the Financial Regulator. The funding for the scheme is based on a contribution by licence holders to a deposit protection account maintained at the CBOI at the rate of 0.2 per cent. of the total deposits (excluding interbank deposits and negotiable certificates of deposit) of any currency held by the licence holder at its branches in the European Union.

The scheme guarantees payments in respect of 90 per cent. of the aggregate deposits from a depositor (subject to a maximum payment of €20,000) in the event of a bank failure. A further additional feature of the scheme is that the regulator may, at its discretion and to such extent as it may deem proper, charge on the deposit protection account any payment which, in its opinion, was applied to promote the orderly and proper regulation of banking. In other words, the regulator has the power to use the funds of the deposit protection account to rescue a bank if it considers it to be desirable to do so.

Audit Committee

All members of the Bank's Audit Committee are Non-executive Directors. Its current members are Gary McGann (Chairman), Michael Jacob and Noël Harwerth. The Audit Committee reviews the Group's financial statements, determines as to whether proper books of accounts have been kept in accordance with the Companies Acts, 1963 to 2006 and ensures that no restrictions are placed on the scope of the auditors or on the independence of the Internal Audit function. The Audit Committee meets at least four times during each year and reviews its processes and effectiveness annually.

To the best of the knowledge and belief of the Bank it complies with all relevant laws and regulations regarding corporate governance in the countries in which it operates in.

History of Anglo Irish Bank Corporation plc

Anglo Irish Bank Corporation plc is one of four publicly quoted Irish banking groups. It is engaged in the areas of business lending, treasury and wealth management.

The history of the Bank goes back to its foundation in 1964. It became a publicly listed company with a quotation on the London and Irish Stock Exchanges in 1971. The Bank entered the UK market in 1984 and the US market in 1997. The Bank has grown its business both organically and by way of selective acquisition of businesses and/or loan portfolios complementary to its own activities. Each of these acquisitions were subject to a thorough due diligence review and, in the cases of loan portfolios acquired, all loans were subject to review in accordance with the Bank's credit criteria.

Overview of Business

As at 31st March, 2007 the Bank had total assets of €88,669 million (€73,290 million as at 30th September, 2006) and €7,696 million (€6,892 million as at 30th September, 2006) of capital resources. It operates out of 6 branches in Ireland, 7 branches in Great Britain and through subsidiaries in each of the Isle of Man, Austria, Portugal and Switzerland. In the USA the Bank has a representative office in each of Boston, New York and Chicago. As at 31st March, 2007, the Bank employed 1,672 people, of whom 924 were located in the Republic of Ireland.

The Bank's three principal activities are:

(a) Business Lending

The Bank focuses on providing secured term loan facilities to a diversified customer base. The target customers are drawn from medium size corporates, professionals and high net worth individuals in Ireland, the UK and in the greater Boston region in the USA. Security is required for almost all lending. The Bank does not lend for working capital purposes to the manufacturing sector, to the primary agriculture sector or for unsecured personal lending.

(b) Treasury

The Bank offers a full range of treasury services, including deposits, commercial paper, foreign exchange and interest rate management products. The treasury division is also responsible for the funding, liquidity and asset/liability management of the Bank and for achieving maximum returns on free funds. Trade Finance and a credit investment portfolio are two more recent, but growing, activities in the treasury division.

(c) Wealth Management

Reflecting the extent and diversity of activities, the Bank established a separate wealth management division in April 2002. These operations are conducted in Ireland, the UK, the Isle of Man, Austria and Switzerland and cover private banking, funds management, wealth management and retirement planning.

Capital Adequacy

The following table sets out the Bank's capital adequacy position as at the dates specified:

	Total Capital Ratio	Tier 1 Ratio
	%	%
As at 31st March, 2007[1]	11.4	8.5
As at 30th September, 2006[2]	12.1	8.4

[1] *Source:* Derived from the Bank's Unaudited Management Accounts and records.

[2] Including year end retentions.

Liquidity

The Bank's liquidity ratio has been significantly above the Financial Regulator's requirements. As at 31st March, 2007, the Bank's liquidity ratio was 29.1 per cent., compared with 28.2 per cent. as at 30th September, 2006 and 27.1 per cent. as at 30th September, 2005. The Bank has commenced a parallel run period and is currently adhering to both the old methodology and the new approach before the new approach becomes official on 1st July 2007.

Funding

The Bank's funding is derived from a strong and well diversified deposit base. Reflecting this diversity, the Bank has established deposit bases in Ireland, the UK, the Isle of Man and Austria. Customer deposits are sourced from the commercial, institutional, private banking and personal deposit markets

The Bank has been a significant participant in the international interbank markets for a number of years. The Bank continues to be active in diversifying its funding to the capital markets investor base through its €30

billion EMTN programme, a €4 billion French CP programme, a €2 billion ECP programme, a US$4 billion US CP programme and a US$4 billion US Extendible Note Programme.

Asset Quality

In line with regulatory requirements, the Bank maintains a diversified asset portfolio with individual sectorial exposures not accounting for more than 20 per cent. by value of the whole portfolio. Furthermore, it is the Bank's lending policy that no loan is advanced which exceeds 1 per cent. by value of the total loan portfolio. The Bank's lending policy includes a maximum loan to collateral value ratio of 80 per cent. by value.

The Bank classifies loans using the following categories:

(i) "unimpaired";

(ii) "watch list"; and

(iii) "impaired".

All loans will be classified as unimpaired unless they are classified either in the watch list or impaired categories.

Watch list status will apply where a borrower fails to make a scheduled payment or breaches a financial covenant and the Bank is of the opinion that this is indicative of a problem being experienced by the borrower which requires monitoring and hands-on management by the Bank to ensure that loan servicing and repayment are completed on schedule.

If on the other hand the Bank considers that the failure by a borrower to make a scheduled payment is indicative of a fundamental problem with the borrower's ability to service and/or repay a loan, the borrower will be classified as impaired. A prudent provision will be put in place and appropriate legal action will then be taken with a view to minimising any potential loss. It is the Bank's policy that impaired loans are put on non-accrual status.

The Bank's impaired loans as a percentage of the Bank's total loan portfolio was 0.50 per cent. as at 31st March, 2007, compared with 0.52 per cent. as at 30th September, 2006 and 0.63 per cent. as at 30th September, 2005.

The total accumulated provisions as a percentage of the Bank's impaired loans as at 31st March, 2007 was 97 per cent., as at 30th September, 2006 was 103 per cent. and as at 30th September, 2005 was 100 per cent.

Recent Developments

(a) On 1st February, 2007 the Bank successfully placed 35.7 million new ordinary shares which resulted in gross proceeds of €542 million. This placing strengthened the Bank's capital base, enabling it to take advantage of future organic growth opportunities in each of its core markets.

(b) On 2nd February, 2007, E. Noël Harwerth was appointed to the Board of the Bank as a Non-Executive Director.

(c) On 2nd February, 2007, Patrick Wright retired from the Board of the Bank as a Non-Executive Director.

(d) On 10th July, 2006 Pat Whelan was co-opted to the Board as an Executive Director. He is the Head of Group Risk and Operations.

(e) The Group has entered into a number of significant capital market transactions in the last year. In September 2006, the Group raised €600 million non-cumulative innovative Tier 1 eligible securities and in June 2006 it raised €500 million of subordinated debt securities. In addition, in July 2006 it issued a €1,250 million three year FRN, in November 2006 it issued a US$1,000 million five year FRN, in January 2007 it issued a €1,250 million five year FRN and in March 2007 it issued a three year CHF100 million 2.625 per cent. Note and a CHF150 million three year FRN. The Group also raised €900 million through a syndicated loan facility arranged by Lloyds TSB Bank plc in September 2006.

Subsidiaries

As at the date hereof, the Bank's principal subsidiaries include:

Principal Subsidiary Undertaking	Principal Activity	Country of Incorporation
Anglo Irish Asset Finance plc	Finance	United Kingdom
Anglo Irish Asset Management Limited	Fund Management	Republic of Ireland
Anglo Irish Assurance Company Limited	Life Assurance and Pensions	Republic of Ireland
Anglo Irish Bank (Austria) A.G.	Banking	Austria
Anglo Irish Bank Corporation (I.O.M.) P.L.C.	Banking	Isle of Man
Anglo Irish Bank (Suisse) S.A.	Banking	Switzerland
Anglo Irish Capital Funding Limited	Finance	Cayman Islands
Anglo Irish International Financial Services Limited	Finance	Republic of Ireland
Anglo Irish Property Lending Limited	Finance	United Kingdom
Buyway Group Limited	Investment Holding	Republic of Ireland
CDB (U.K.) Limited	Investment Holding	United Kingdom
Knightsdale Limited	Finance	Republic of Ireland
Anglo Aggmore Limited Partnership	Property	United Kingdom
Sparta Financial Services Limited	Finance	Republic of Ireland
Steenwal B.V.	Investment Holding	The Netherlands
Anglo Irish Capital UK LP	Finance	United Kingdom
Anglo Irish Capital UK (2) LP	Finance	United Kingdom
Anglo Irish Covered Bonds LLP	Finance	United Kingdom

All of the Group undertakings are included in the consolidated accounts. The Group owns all of the issued ordinary share capital of all subsidiary undertakings listed above except as follows. The Group holds 75 per cent. of the capital contributed to The Anglo Aggmore Limited Partnership. A wholly-owned subsidiary of the Bank is the general partner of each of Anglo Irish Capital UK LP, Anglo Irish Capital UK (2) LP and The Anglo Aggmore Limited Partnership.

Each subsidiary undertaking operates principally in the country in which it is registered.

Shareholders

The Bank's shares are publicly quoted on the Irish and London Stock Exchanges. No one shareholder or group of shareholders has a controlling interest directly or indirectly in the Group. The Bank has over 18,269 shareholders with approximately 76 per cent. of shares being held by financial institutions. The following interests in the ordinary share capital of the Bank had been notified to the Bank as at 31st March, 2007:

	Number of Shares	% of Issued Ordinary Share Capital
Bank of Ireland Nominees Limited	24,539,364	3.23%
Credit Suisse	46,312,220	6.09%

Directors

The following table sets out the current members of the Bank's Board of Directors at the date of this Offering Circular and their principal outside activities. The Executive Directors do not have any significant principle activities outside of their role in the management of the Bank.

Name	Function within the Bank	Principal Outside Activity
Sean FitzPatrick	Chairman (Non-executive)	Chairman of Smurfit Kappa Group PLC, Non-Executive Director of Aer Lingus PLC, Greencore Group PLC, Dublin Docklands Development Authority and Experian Group Limited
David Drumm	Chief Executive	
Michael Jacob	Director (Non-Executive)	Chairman of Slaney Foods Limited and of the Lett Group of Companies, Deputy Chairman of SIAC Construction Limited, Director of Reox Holdings and other companies
William McAteer	Finance Director	
Pat Whelan	Director, Group Risk and Operations	
Declan Quilligan	Chief Executive of the Group's UK Operations	
Tom Browne	Managing Director Ireland and Wealth Management Divisions	
E. Noël Harwerth	Director (Non-Executive)	Non-Executive Director of Royal and Sun Alliance Insurance PLC, Corporate Services Group PLC, Corus Group PLC and Logica CMG Plc, Partnership Director of Tubelines Limited, MetroNet Rail BCV Limited and MetroNet SSL Limited, Deputy Chairman of Sumitomo Mitsui Banking Corporation Europe Limited
Ned Sullivan	Director (Non-Executive)	Chairman of Greencore Group plc and Chairman of McInerney Holdings plc
Fintan Drury	Director (Non-Executive)	Chairman of Paddy Power plc and Platinum One
Gary McGann	Director (Non-Executive)	Chief Executive Officer, Smurfit Kappa Group PLC, Chairman of Dublin Airport Authority, non-executive director of Aon McDonagh Boland Group and of United Drug plc
Lar Bradshaw	Director (Non-Executive)	Chairman of the Dublin Docklands Development Authority
Anne Heraty	Director (Non-Executive)	Chief Executive of CPL Resources PLC and a Director of Bord Na Mona, Forfas and a member of the Governing Authority of the University of Maynooth

The Bank is not aware of any potential conflicts of interest between the duties to the Bank of the persons listed under the Board of Directors above and their private interests or other duties.

The business address of each of the Directors is Stephen Court, 18/21 St. Stephen's Green, Dublin 2. The main telephone number of the bank is +353-1-6162000.

Consolidated Profit and Loss Account

	For the six months ended 31st March, 2007 (unaudited)	For the six months ended 31st March, 2006 (unaudited)	For the year ended 30th September, 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*
Interest and similar income	2,453	1,411	3,169
Interest expense and similar charges	(1,730)	(927)	(2,100)
Net interest income	723	484	1,069
Fees and commissions income	77	75	147
Fees and commissions expense	(7)	(7)	(14)
Dealing profits	10	10	27
Profit on disposal of Isle of Man trust business	22	—	—
Other operating income	5	7	11
Other income	107	85	171
Total operating income	830	569	1,240
Operating expenses			
Administrative expenses	(192)	(156)	(311)
Depreciation of property, plant and equipment	(5)	(3)	(7)
Amortisation of intangible assets — software	(6)	(4)	(10)
Total operating expenses	(203)	(163)	(328)
Operation profit before provisions	627	406	912
Impairment losses on loans and advances	(56)	(35)	(66)
Operating profit	571	371	846
Share of results of joint ventures	3	4	4
Profit before taxation	574	375	850
Taxation	(110)	(85)	(192)
Profit for the financial period	464	290	658
Profit attributable to minority interests	(2)	(1)	(1)
Preference Dividends	—	—	—
Profit attributable to equity holders of the parent	462	289	657
Basic earnings per share	63.6c	41.9c	93.7c
Diluted earnings per share	62.9c	41.3c	92.3c

Consolidated Balance Sheet

	As at 31st March, 2007 (unaudited)	As at 31st March, 2006 (unaudited)	As at 30th September, 2006 (audited)
	(€ million)	*(€ million)*	*(€ million)*
Assets			
Cash and Balances with Central Banks	953	488	440
Financial assets at fair value through profit or loss			
— held on own account	379	641	456
— held in respect of linked liabilities to customers	366	316	309
Derivative Financial Instruments	3,301	2,030	2,459
Loans and advances to Banks	12,880	9,267	12,424
Available-for-sale financial assets	9,935	4,936	5,155
Loans and advances to customers	57,865	40,344	49,142
Debt securities	—	—	—
Equity shares	—	—	—
Interests in Joint ventures	116	28	68
Intangible Assets — software	21	23	24
Intangible Assets — goodwill	47	66	66
Investment property			
— held on own account	36	35	36
— held in respect of linked liabilities to customers	2,528	1,487	1,956
Property, plant and equipment	37	35	37
Retirement benefit assets	23	21	16
Deferred taxation	37	32	34
Other assets	107	342	625
Prepayments and accrued income	38	41	43
Total assets	88,669	60,132	73,290
Liabilities			
Deposits by banks	8,494	8,689	10,275
Customer accounts	45,361	30,057	36,858
Debt securities in Issue	21,530	12,263	15,060
Derivative financial instruments	3,391	2,068	2,490
Liabilities to customers under investment contracts	1,802	1,112	1,394
Current taxation	125	109	51
Other liabilities	29	6	32
Accruals and deferred income	186	135	188
Retirement benefit liabilities	7	7	7
Deferred taxation	48	11	43
Subordinated liabilities and other capital instruments	4,067	3,288	4,205
Perpetual capital securities	—	—	—
Total liabilities	85,040	57,745	70,603
Share capital	122	115	115
Share premium	1,138	587	600
Other reserves	(22)	8	4
Retained profits	2,384	1,674	1,965
Shareholders' funds including non-equity interests	3,622	2,384	2,684
Equity and non-equity minority interests	7	3	3
Total equity, minority interests and liabilities	88,669	60,132	73,290

Memorandum Items

Contingent liabilities			
Guarantees	1,528	1,843	2,175
Commitments			
Commitments to lend	9,235	7,073	8,734

Notes:

1. The Bank has no material contracts that are not entered into in the ordinary course of its business, which could result in any group member being under an obligation or entitlement that is material to its ability to meet its obligation to security holders in respect of securities being issued.
2. The authorised share capital of the Bank at 31st March, 2007 was 1,200,000,000 ordinary shares of €0.16 each of which 760,737,089 were allotted, called up and fully paid at that date.
3. For the purposes of this table "Indebtedness" is defined as including Non-Equity Minority Interest in Subsidiary — Preference Shares. None of the Indebtedness is guaranteed by any third parties, save as might arise in respect of CBOI deposit protection schemes which would guarantee deposits up to an amount equal to the lower of 90 per cent. of the deposit or €20,000.
4. At the date of this Offering Circular save as disclosed in Note 1 above, there has been no material change in the capitalisation and indebtedness of the Group since 31st March, 2007 nor in the guarantees it has issued, commitments to lend it has made or any other contingent liabilities since that date.
5. Up to and including the year ended 30th September, 2005, the Group's primary financial statements were prepared in accordance with Irish Generally Accepted Accounting Principles ("Irish GAAP"). In common with other listed entities in the European Union, the Group was required to adopt IFRS for accounting periods commencing on or after 1st January, 2005. Accordingly, the Group's financial statements in respect of the year ended 30th September, 2006 were prepared for the first time using IFRS issued by the International Accounting Standards Board, as adopted by the European Union.

TAXATION

Ireland

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in Ireland relating to the taxation of Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the return on them and may not apply to certain other classes of persons. Prospective holders of Notes should be aware that the particular terms of issue of any Notes may affect the treatment of that Series of Notes. Holders of Notes should seek their own professional advice in respect of their own specific circumstances.

Irish Deposit Interest Retention Tax

Deposit interest retention tax applies to relevant deposit takers such as the Issuer under Chapter 4 of Part 8 of the Taxes Consolidation Act ("TCA") 1997. Deposit interest retention tax is relevant to Notes which are not listed on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose), whether such Notes are interest bearing, issued at a discount and/or redeemable at a premium.

In the absence of an applicable exemption (as to which see below), a relevant deposit taker is required to make a deduction of tax in respect of "Interest" (Interest for these purposes includes any amount, whether or not described as "interest", paid in consideration of the making of a deposit and, as regards Notes issued at a discount or redeemable at a premium, any payment of discount/premium on those Notes). Deposit interest retention tax would be deducted at the standard rate of income tax in Ireland, currently 20 per cent.

Payment of Interest on a Note can be made without deduction of deposit interest retention tax where, among other exemptions:

(i) the person beneficially entitled to the Interest on the Note is the holder of an Irish banking licence or a person who holds a licence or similar authorisation under the law of any other Member State of the European Union and which corresponds to an Irish banking licence;

(ii) the person beneficially entitled to the Interest on the Note is a company within the charge to Irish corporation tax on the Interest or a pension scheme (being such a scheme as referred to in section 265 TCA 1997) and has provided the Issuer with the person's tax reference number (within the meaning of section 885 TCA 1997) or where, in the case of a pension scheme, there is no such number, with the number assigned by the Irish Revenue Commissioners to the employer to whom that pension scheme relates;

(iii) the person beneficially entitled to the Interest on the Note is not tax-resident in Ireland and has completed the appropriate declaration and submitted it to the Issuer; or

(iv) the person beneficially entitled to the Interest on the Note is a body of persons or trust which is treated by the Irish Revenue Commissioners as a body or trust established for charitable purposes only and has provided the Issuer with the reference number assigned to that person by the Irish Revenue Commissioners in recognition of that person's entitlement to exemption from tax under section 207 TCA 1997 and known as the charity (CHY) number.

Under current practice of the Irish Revenue Commissioners, deposit interest retention tax will not apply to Interest paid in respect of Notes which are not listed on a recognised stock exchange, subject to certain specified conditions, provided that:

(i) the Issuer does not sell the Notes to Irish tax-residents and does not offer the Notes for sale in Ireland,

(ii) Dealers, as a matter of contract, undertake to the Issuer that their action in any jurisdiction will comply with applicable laws and regulations and that they will not knowingly make primary sales (or knowingly offer to do so, or distribute any material in that connection in Ireland) of the Notes to Irish tax-residents or persons whose usual place of abode is Ireland,

(iii) the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are clearing systems recognised by the Irish Revenue Commissioners for this purpose),

(iv) the minimum denomination in which the Notes issue is made will be €500,000 or its equivalent in any other currency, and

(v) the Prospectus includes wording to the effect that each Dealer has confirmed that, with respect to the Notes, it will not willingly distribute or cause to be distributed in Ireland any offering material in connection with such Notes.

The Issuer is not aware of any change or intended change to this practice by the Irish Revenue Commissioners. The Irish Revenue Commissioners can change or withdraw this practice at any time.

Where there is an obligation to deduct deposit interest retention tax, Irish interest withholding tax does not apply. However, any payments of Interest from which deposit interest retention tax has not been deducted may still be subject to Irish interest withholding tax.

Irish Interest Withholding Tax

Irish interest withholding tax, where applicable under section 246 TCA 1997, is withheld at the standard rate of income tax in Ireland, currently 20 per cent.

(i) Discount and premium

Notes may be issued at a discount or be redeemable at a premium, whether or not periodic interest payments are due on the Notes. Payments of discount or premium are not within the scope of Irish interest withholding tax.

(ii) Yearly interest

Irish interest withholding tax applies only to payments of "yearly interest" (in general, "yearly interest" can be taken to be interest on a loan which runs, or is capable of running, for a period of one year or longer). Therefore, payments of interest in respect of the Notes may be made without withholding Irish interest withholding tax where the stated maturity of the Notes is less than one year and the Notes are not issued consecutively to the Noteholder such that the Notes would have an aggregate maturity of one year or longer.

(iii) Interest paid in ordinary course of Issuer's banking business

Interest on Notes paid by the Issuer in the ordinary course of its business as a bank may be paid without withholding Irish interest withholding tax. Interest on Dated and Undated Subordinated Notes may not, depending on the circumstances, be regarded as paid by the Issuer in the ordinary course of its business as a bank.

(iv) Quoted Eurobonds

Payments of interest may be made without withholding Irish interest withholding tax where the Notes meet the requirements of section 64 TCA 1997 (the "quoted Eurobond" exemption). The conditions of section 64 require the Notes to be quoted on a recognised stock exchange (both the Irish Stock Exchange and the London Stock Exchange are recognised stock exchanges for this purpose) and to carry a right to interest.

For so long as Notes continue to be "quoted Eurobonds" and are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), payments of interest on such Notes may be made by any Paying Agent acting on behalf of the Issuer without withholding Irish interest withholding tax.

If such Notes are not held or cease to be held in a recognised clearing system but still meet the "quoted Eurobond" conditions above, payment of interest may still be made without withholding Irish interest withholding tax where:

(i) the person by or through whom the payment of interest is made is not in Ireland; or

(ii) the payment is made by or through a person in Ireland and the person who is the beneficial owner of the relevant Note and who is beneficially entitled to the interest is not tax-resident in Ireland and has made a declaration in the prescribed form.

(v) Wholesale debt instruments — commercial paper

For the purposes of this exemption, "commercial paper" is defined in section 246A TCA 1997 as a Note denominated in amounts of not less than €500,000 (in the case of an instrument denominated in Euro), US$500,000 (in the case of an instrument denominated in US Dollar) or the equivalent of €500,000 (in the case of an instrument denominated in a currency other than Euro or US Dollar). The Note must recognise an obligation to pay a stated amount, carry a right to interest or be issued at a premium or discount and mature within two years.

So long as any Notes constitute commercial paper (as defined above), payment of interest on such Notes may be made without withholding Irish interest withholding tax in the following circumstances:

(i) the person by whom or through whom the payment is made is not tax-resident in Ireland and the payment is not made by or through a branch or agency through which the non-Irish resident company carries on a trade or business in Ireland and the Notes are held in a recognised clearing system (both Euroclear and Clearstream, Luxembourg are recognised clearing systems for this purpose), or

(ii) the person by whom or through whom the payment is made is tax-resident in Ireland or the payment is made either by or through a branch or agency through which a non-Irish resident company carries on a trade or business in Ireland, and either

 (a) the Notes are held in a recognised clearing system,

 (b) the person who is beneficially entitled to the interest is Irish tax-resident and has provided their Irish tax registration number to the Issuer or Paying Agent in advance of the payment, or

 (c) the person who is the beneficial owner of the Notes and who is beneficially entitled to the interest is not Irish tax-resident and has provided the Issuer or Paying Agent with a completed non-resident declaration in the approved form in advance of the payment.

(vi) Double taxation treaty (exemption/reduction)

A recipient of interest may be entitled to exemption from Irish interest withholding tax or to a reduced rate of same pursuant to the provisions of an appropriate double taxation treaty. Authorisation in advance of any payment of interest would generally be required from the Irish Revenue Commissioners in respect of such exemption or reduction.

Irish Encashment Tax

Under section 62 TCA 1997, a collecting agent in Ireland obtaining payment of interest whether in Ireland or elsewhere on a Quoted Eurobond in circumstances where no withholding of Irish interest withholding tax has been made by the person paying the interest, must withhold encashment tax at the standard rate of income tax in Ireland (currently 20%) unless the person who is the beneficial owner of the Notes and beneficially entitled to the interest is not tax-resident in Ireland and has made and provided a declaration in the prescribed form to the collecting agent. A banker does not need to withhold Irish encashment tax by virtue only of the clearing of a cheque or the arranging for the clearing of a cheque.

Noteholders should therefore be aware that the appointment of an Irish collecting agent may bring them within the charge to Irish encashment tax.

Irish Source Income

Any interest, discount or premium on Notes issued in Ireland may be Irish source income. Such income may be within the charge to Irish tax, except for:

(i) interest paid in the ordinary course of the Issuer's business as a bank to a company resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a company, or

(ii) interest paid by the Issuer on Notes which are quoted Eurobonds (within the meaning of section 64 TCA 1997, see above), to a person resident in a Member State of the European Union (except for Ireland) or in a country with which Ireland has a double tax treaty, unless that interest income is connected with an Irish agency, branch or trade of such a person.

Ireland operates a self-assessment system in respect of income and corporation taxes and any person, including a person who is neither resident nor ordinarily resident in Ireland for tax purposes, with Irish source income chargeable to tax comes within its scope.

Irish Capital Gains Tax

A Noteholder who is resident or ordinarily resident in Ireland for Irish tax purposes may be subject to Irish capital gains tax on any gain realised on disposal or redemption of the Notes. A Noteholder who is neither resident nor ordinarily resident in Ireland for Irish tax purposes is not subject to Irish capital gains tax unless the Notes are or were held in connection with a trade or business carried on by such Noteholder in Ireland through a branch or agency to which the Notes are or were attributable.

Irish Stamp Duty

Irish stamp duty will not be payable on the issue of Notes or the transfer of legal title by delivery of Notes.

In the case of the transfer of legal title to Notes by an instrument in writing, no charge to Irish stamp duty will arise (by virtue of section 85 of the Stamp Duties Consolidation Act ("SDCA") 1999) provided that the relevant Notes:

(i) do not carry a right of conversion into stocks or marketable securities (other than loan capital within the meaning of section 85 SDCA 1999) of a company having a register in Ireland or into loan capital having such a right;

(ii) do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation;

(iii) are redeemable within 30 years of the date of issue and not thereafter;

(iv) are issued for a price which is not less than 90 per cent of its nominal value; and

(v) do not carry a right to a sum in respect of payment or interest which is related to certain movements in an index of indices specified in any instrument or other document relating to the Notes.

Where the above exemption or another exemption does not apply, the instrument of transfer (whether executed in Ireland or elsewhere) is liable to Irish stamp duty at the rate of one per cent of the consideration paid in respect of the transfer (or if greater, the market value thereof) which must be paid by the transferee within thirty days of the date on which such instrument of transfer is executed.

Irish Capital Acquisitions Tax

A gift or bequest of Notes may give rise to a liability to Irish capital acquisitions tax in the hands of the disponee or successor, if either the Notes which are the subject of the disposition are located in Ireland, or if either the disponer or disponee/successor are resident or ordinarily resident in Ireland.

United Kingdom

The comments below are of a general nature based on the Issuer's understanding of the current law and practice in the United Kingdom relating to United Kingdom withholding tax implications for Notes under the Programme and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and the interest on them and may not apply to certain classes of person, such as dealers. Prospective holders of Notes should be aware that the particular terms of issue of any notes may affect the treatment of that Series of Notes. Holders of Notes who are in any doubt as to their tax position should consult their professional advisers.

Withholding tax

Payments of interest on the Notes may be made without withholding or deduction for, or on account of United Kingdom income tax.

However, Noteholders who are individuals may wish to note that HM Revenue and Customs has power to obtain information (including the name and address of the beneficial owner of the interest) in certain circumstances from any person in the United Kingdom who either pays or credits interest to, or receives interest for the benefit of, another person, or who either pays amounts payable on the redemption of Notes that are deeply discounted securities to, or receives such amounts for the benefit of, another person although HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to require this information where such amounts are paid on or before 5th April, 2008. Information so obtained may, in certain circumstances, be exchanged by HM Revenue and Customs with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the "Programme Agreement") dated 24th May, 2007, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "Form of the Notes" and "Terms and Conditions of the Notes". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Final Terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Ireland

Each Dealer has agreed (and each further Dealer appointed under the Programme will be required to agree) that:

(a) in respect of any Notes that are not listed on any recognised stock exchange ("Unlisted Notes"):

  (i) it will not knowingly sell or offer for sale any Unlisted Notes in Ireland or to any person including any body corporate resident in Ireland or having its usual place of abode in Ireland ("Irish Person");

  (ii) it will not knowingly issue or distribute or knowingly cause to be issued or distributed any documentation, offering for subscription or sale, any Unlisted Notes in Ireland or to any Irish person;

  (iii) it will not offer, sell or deliver any Unlisted Notes to any person in an aggregate principle amount of less than €500,000 (Five Hundred Thousand euros) or its equivalent in any other currency notwithstanding that the denominations in which transfer of the Unlisted Notes may subsequently be carried out (as specified in the relevant Final Terms) may be less than this amount;

  (iv) such Unlisted Notes must be cleared through Euroclear, Clearstream Luxembourg or any other clearing systems recognised for this purpose by the Irish Revenue Commissioners.

(b) it will not offer for sale, underwrite the issue of or place any Notes otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including without limitation Sections 9 and 50 and to the extent applicable, Section 23 (including any advertisement restrictions made thereunder) in relation to Unlisted Notes, and will conduct itself in accordance with any codes of conduct drawn up pursuant to Section 37 thereof;

(c) in respect of a local offer (within the meaning of Section 38(1) of the Investment Funds, Companies and Miscellaneous Provisions Act, 2005 of Ireland (the "2005 Act")) of Notes in Ireland, it has complied and will comply with Section 49 of the 2005 Act; and

(d) in connection with offers or sales of Notes, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Notes to persons who are persons to whom the documents may otherwise lawfully be issued or passed on.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or

resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

General

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Final Terms.

GENERAL INFORMATION

Authorisation

The establishment, update and increase in the size of the Programme and the issue of Notes have been duly authorised by resolutions of the Board of Directors of the Issuer dated 25th May, 2001, 13th August, 2001 and 22nd January, 2004 and the resolutions of the Committee of the Board of Directors dated 14th August, 2002, 1st July, 2003, 23rd February, 2004, 22nd February, 2005, 14th July, 2005, 25th May, 2006 and 23rd May, 2007.

Listing of Notes on the Irish Stock Exchange

The listing of Notes on the Official List of the Irish Stock Exchange will be expressed at their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Irish Official List and to trading on the Irish Stock Exchange will be admitted separately as and when issued, subject only to the issue of the Temporary Global Note or Permanent Global Note, as the case may be, initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 28th May, 2007.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available in physical form from, and may be inspected in physical form at, the registered office of the Issuer and the specified offices of the Paying Agents for the time being in London and Dublin:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the auditors' report and the consolidated audited financial statements of the Issuer in respect of the financial years ended 30th September, 2005 and 2006 and the consolidated unaudited financial statements of the Issuer for the six months ended 31st March, 2007;

(iii) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis and unaudited consolidated interim accounts on a semi-annual basis;

(iv) the Programme Agreement, the Agency Agreement and the Trust Deed (which contains the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons);

(v) a copy of this Offering Circular;

(vi) any future offering circulars, prospectuses, information memoranda, supplements and Final Terms (save that a Final Terms relating to a Note which is neither admitted to trading on a regulated market in the European Economic Area nor offered in the European Economic Area in circumstances where a prospectus is required to be published under the Prospectus Directive will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of Notes and identity) and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Final Terms. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the applicable Final Terms.

The address of Euroclear is 3 Boulevard du Roi Albert II, B. 1210 Brussels, Belgium and the address of Clearstream, Luxembourg is 42, Avenue J.F. Kennedy, L-1855 Luxembourg.

Conditions for determining price

The price and amount of Notes to be issued under the Programme will be determined by the Issuer and the relevant Dealer at the time of issue in accordance with prevailing market conditions.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer or the Group since 31st March, 2007 and there has been no material adverse change in the financial position or prospects of the Issuer or the Group since 30th September, 2006.

Litigation

Neither the Issuer nor any other member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the financial position or profitability of the Issuer or the Group.

Auditors

The auditors of the Issuer are Ernst & Young, Registered Auditors and members of the Institute of Chartered Accountants in Ireland who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in Ireland for each of the five financial years ended on 30th September, 2006.

The auditors' report on the Issuer in respect of the financial year ended 30th September, 2006 states that the report is made solely to the Issuer's members, as a body, in accordance with Section 193 of the Companies Act 1990, that the audit report has been undertaken so that Ernst & Young might state to the Issuer's members those matters which Ernst & Young are required to state to them in an Auditors' report and for no other purpose and that to the fullest extent permitted by law, Ernst & Young do not accept or assume responsibility to anyone other than the Issuer and the Issuer's members as a body for their audit work, for the Auditors' report or for the opinions Ernst & Young have formed.

The above was included in the auditors' report on the Issuer in respect of the financial year ended 30th September, 2006 in line with the guidance issued by the Institute of Chartered Accountants in Ireland for inclusion in all audit reports produced by audit firms on the financial statements of bodies corporate.

Post-issuance information

The Issuer does not intend to provide any post-issuance information in relation to any issues of Notes.

THE ISSUER

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

ISSUING AND PRINCIPAL PAYING AGENT AND AGENT BANK

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

PAYING AGENT

Deutsche International
Corporate Services (Ireland) Limited
5 Harbourmaster Place
International Financial Services Centre
Dublin 1

LEGAL ADVISERS

To the Issuer as to Irish law

Eugene F. Collins
Temple Chambers
3 Burlington Road
Dublin 4

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One Bishops Square
London E1 6AO

AUDITORS

Ernst & Young
Ernst & Young Building
Harcourt Centre
Harcourt Street
Dublin 2

IRISH LISTING AGENT

J&E Davy
Davy House
49 Dawson Street
Dublin 2

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Anglo Irish Bank Corporation plc
Stephen Court
18/21 St. Stephen's Green
Dublin 2

Banc of America Securities Limited
5 Canada Square
London E14 5AQ

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J&E Davy
Davy House
49 Dawson Street
Dublin 2

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

National Australia Bank Limited
ABN 12 004 044 937
88 Wood Street
London EC2V 7QQ

Nomura International plc
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

WestLB AG
Herzogstrasse 15
40217 Düsseldorf

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE IN FULL | PAID IN FULL | RECEIPT No.

7 JUN 2007 5 17 7393

Companies Acts 1963 to 2005

COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 28th May 2007

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr David Paul Woodcote, Deanland Road, Balcombe, West Sussex, RH17 6LT	Ordinary 0.16	18,000
Mr Richard Bolton Sherwood, Belmont Hill, Douglas, Isle of Man, IM1 4NT	Ordinary 0.16	1,643
Mr Ian Dungate 12 Kirby Hill, Douglas, IM2 1PA	Ordinary 0.16	2,168
Ms Kirree Callow Cooil Shee, Leddest Road, Andreas, IM7 4HA, IOM	Ordinary 0.16	1,699
Ms Kirree Callow Cooil Shee, Leddest Road, Andreas, IM7 4HA, IOM	Ordinary 0.16	489

C.R.O.
29 MAY 2007

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
18,000	Ordinary	€0.16	€1.17	€21,060.00
3,342	Ordinary	€0.16	€7.135	€23,845.17
2,657	Ordinary	€0.16	€8.90	€23,647.30

Denomination

Conversion Rate, if any

Total value of consideration: €68,552.47

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 28th May 2007

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number

22045

Date of allotments(s) made on 29 November 2005

notes one and two or made from to

E

Value of assets contributed or to be contributed

1. Total from section C: €14,560.62

+

2. Total from section D: €nil

3. Total 1 + 2 above: €14,560.62

4. Expenses: €nil

note five

5. Total 3 - 4: €14,560.62

Note Five

Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

F

Nominal value of shares allotted

1. Amount/Denomination

2. Conversion Rate

3. Amount in €

Greater amount of boxes E5 or F3

€14,560.62

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€72.80 [TOTAL DUTY]

+ +

Note Six

Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days

Note six

€ 0.00 [INTEREST]

Total Due(CCD) €72.80 [TOTAL CCD]

+

€15 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee) €87.80

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL RECEIPT No.
7 JUN 2007 5 1 7 7 3 5 6
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 25th May 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates: the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brendan Myers Richill, Lisnagary, Co Limerick	Ordinary 0.16	30,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

C.R.O.
29 MAY 2007

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
30,000	Ordinary	€0.16	€4.675	€140,250.00

Denomination

Conversion Rate, if any

Total value of consideration €7,295,676.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration

note four

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 25th May 2007

Name *Block letters please* **Natasha Mercer**

Companies Capital Duty

Calculation of Duty

Statement required under Section 117 Stamp Duties Consolidation Act 1999, as amended

Company Number
22045

Date of allotments(s) made on 29 November 2005

notes one and two or made from ______ to ______

E

Value of assets contributed or to be contributed

1. Total from section C: €14,560.62

+

2. Total from section D: €nil

3. Total 1 + 2 above: €14,560.62

4. Expenses: €nil

note five

5. Total 3 - 4: €14,560.62

Note Five
Ascertained in Accordance with the provisions of Section 118 Stamp Duties Consolidation Act 1999. Full details, including copies of invoices/ receipts must be submitted with this form.

F

Nominal value of shares allotted

1. Amount/Denomination:
2. Conversion Rate:
3. Amount in €:

Greater amount of boxes E5 or F3

€14,560.62

Rate of Duty
0.5% from 02/12/2004
1.00% prior to 02/12/2004.
Amount calculated to be rounded down to nearest €, subject to a minimum of €1.00

€72.80 [TOTAL DUTY]

+ +

Note Six
Interest at the rate of 0.0273% per day or part of a day is charged on duty not paid within one month of the date of the allotment.

Interest for ____ days

Note six

€ 0.00 [INTEREST]

Total Due(CCD): €72.80 [TOTAL CCD]

+

€15 Companies Office Registration Fee

Total Due(CCD+ Reg. Fee): €87.80

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

7392

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 23rd May 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Bernard Daly 253 Collins Avenue West, Dublin 9	Ordinary 0.16	50,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	€0.16	€6.30	€315,000.00

Denomination

Conversion Rate, If any

Total value of consideration €315,000.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 23rd May 2007

Name *Block letters please* Natasha Mercer

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

RECEIPT 11 JUN 2007 5 18 REGISTRATION O

3956

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

C.R.O. 11 JUN 2007

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two*

made on 7th June 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Linehan 1 Sellbourne Park, Frank, Tunbridge Wells, Kent, TN3 9DG	Ordinary 0.16	70,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
70,000	Ordinary	€0.16	€4.675	€327,250.00

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration: €327,250.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presentor it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 11th June 2007

Name *Block letters please* **Natasha Mercer**

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 29 May 2007

Company details

Company number	22045
Company name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event	Change of Address of related party
Type of relationship	Director

Particulars of director / secretary (1)

1 Change of Address of related party Director

Type of entity Irish resident individual

Individual details

Surname	Whelan
Forename	Patrick
Address	"Rachra" Coast Road Malahide Co. Dublin

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature	Signature as Director
Type of entity	Irish resident individual

Individual details

Surname	Whelan
Forename	Patrick

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
ANGLO IRISH BANK CORPORATION PUBL
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission id: 5166518
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Director: Patrick Whelan

Signature _______________ Date 4-6-07

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: Nil

There is no fee required for this submission

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL | RECEIPT No.

9 JUL 2007 5 21

COMPANIES REGISTRATION OFFICE

8815

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 20th June 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached list	Ordinary 0.16	45,660

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
See Attached List	Ordinary	€0.16		

Denomination

Conversion Rate, If any

Total value of consideration: €109,882.30

Enter this amount in page 3 section E1.

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 20th June 2007

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Number of Shares	Share Class	Nominal Value per share	Option Price	Cost of options
MS NIAMH GRIFFIN	12 CRESCENT VILLAS	IONA	GLASNEVIN	DUBLIN 9	1,600	Ordinary	€0.16	4.51	€7,216.00
MR JOHN BOWE	77 LINDSAY ROAD	DUBLIN 9			9,210	Ordinary	€0.16	1.555	€14,321.55
MR JOHN LEONARD	LINDOS	CHANNEL ROAD	RUSH	CO DUBLIN	1,536	Ordinary	€0.16	2.535	€3,893.76
MR IAN O SULLIVAN	4 CHURCHLANDS	SANDYFORD VILLAGE	DUBLIN 18		2,602	Ordinary	€0.16	2.535	€6,596.07
MS KERRIE SUTCLIFFE	56 RINAWADE VALE	LEIXLIP	CO KILDARE		2,602	Ordinary	€0.16	2.535	€6,596.07
MR TOM BROWNE	FERNEY HILL	BRIGHTON RD	FOXROCK	DUBLIN 18	8,330	Ordinary	€0.16	2.535	€21,116.55
MR LARRY WHITE	12 THE FORGE	RAHEEN	LIMERICK		4,946	Ordinary	€0.16	2.535	€12,538.11
MR GARY FLYNN	10 SEA ROAD	KILCOOLE	CO WICKLOW		1,300	Ordinary	€0.16	2.535	€3,295.50
MS EMER MCCARTHY	43 BELARMINE COURT	STEPASIDE	DUBLIN 18		1,300	Ordinary	€0.16	2.535	€3,295.50
MR DAVID MCGOLDRICK	27 LISSADEL WOOD	MALAHIDE	CO DUBLIN		8,330	Ordinary	€0.16	2.535	€21,116.55
MS CATRIONA MONTGOMERY	14 ESTER MEADOW VIEW	CASTLE ROAD LUCAN	CO DUBLIN		3,904	Ordinary	€0.16	2.535	€9,896.64
					45,660				€109,882.30

COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

B10 Submission id: 5207956

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 2 February 2007

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Termination of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Termination of relationship Director

Type of entity Irish resident individual

Individual details

Surname Wright

Forename Patrick

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Mercer

Forename Natasha

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
ANGLO IRISH BANK CORPORATION PUBL
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission id: 5207956
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.
Signature as Secretary: Natasha Mercer

Signature

2/7/07
Date

C. R. O.
09 JUL 2007

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: Nil

There is no fee required for this submission

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number 22045

30 JUL 2007 524 9658
COMPANIES REGISTRATION OFFICE

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19th July 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
James Lee Featherstone, 41 Nightingdale Drive, Harrogate, HG1 4NJ	Ordinary 0.16	5,386
Declan Quilligan, 22 Clonfada Wood, Mount Merrion, Blackrock, Co Dublin	Ordinary 0.16	2,296
Clara Bellew, Raynestown, Dunshaughlin, Co Meath	Ordinary 0.16	2,296
Paula McClean, 12 Serpintine Park, Sabdymount, Dublin 4	Ordinary 0.16	2,296

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
8,088	Ordinary	€0.16	€4.51	€36,476.88
5,386	Ordinary	€0.16	STG2.2652	€17,983.34

Denomination ________

Conversion Rate, if any ________

Total value of consideration: €54,460.22

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four* ☐

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 19th July 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number 22045

PAID RECEIPT No.
30 AUG 2007 5 2 9
1160
COMPANIES REGISTRATION OFFICE

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 30th July 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Bernard Daly 253 Collins Avenue West, Dublin 9	Ordinary 0.16	25,000
Ms Deirdre Breen, 43 Suncrest, Clarinwood, Tramore, Co Waterford	Ordinary 0.16	413

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinary	€0.16	€11.82	€295,500.00
361	Ordinary	€0.16	€8.90	€3,212.90
52	Ordinary	€0.16	€11.51	€598.52

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €299,220.42

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Registrar of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 30th July 2007

Name *Block letters please* **Natasha Mercer**

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect	2 February 2007

Company details

Company number	22045
Company name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event	Commencement of relationship
Type of relationship	Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity	Individual resident abroad

Individual details

Surname	Harwerth
Forename	Noel
Country of nationality	UNITED STATES
Date of birth	16 December 1947
Business occupation	COMPANY DIRECTOR
Address	35-37 Grosvenor Square Flat 39 London W1K 2HN Attached a list of other directorships to the Verification Document

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Mercer
Forename	Natasha

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21 STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

Presenter:
ANGLO IRISH BANK CORPORATION PUBL
LIMITED COMPANY
STEPHEN COURT,
18/21 STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission Id: 3207785
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.
Signature as Secretary: Natasha Mercer

[signature]
Signature

2/7/2007
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

C. R. O.
09 JUL 2007

Attachments: 1

There is no fee required for this submission

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21 STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission id: 5207785
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Noel Harwerth

24/6/07
Date

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission id: 5256840
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Natasha Caulfield Mercer

Signature   Date 17/8/2007

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: Nil

CRO
30 AUG 2007

There is no fee required for this submission

CRO COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

B10 Submission id: 5256840

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 1 November 2006

Company details

Company number 22045
Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Change of Address of related party
Type of relationship Director

Particulars of director / secretary (1)

1 Change of Address of related party Director

Type of entity Irish resident individual

Individual details

Surname Quilligan
Forename Declan
Address Wetherby Studio
1 Wetherby Place
London SW7 4NU
England

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature Signature as Secretary
Type of entity Irish resident individual

Individual details

Surname Mercer
Forename Natasha Caulfield

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE IN FULL No.
13 SEP 2007 5 3 1
1577
COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 3rd September 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
SEE ATTACHED LIST	Ordinary 0.16	76,950

Presentor's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,432	Ordinary	€0.16	STG£3.42565	STG£172,762.38
26,518	Ordinary	€0.16	STG£1.6468	STG£43,669.84

Denomination: Sterling/Euro

Conversion Rate, if any: €1.00=STG0.6828

Total value of consideration: EURO 316,977.58

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 3rd September 2007

Name *Block letters please* **Natasha Mercer**

Name	Scheme	Options	Option Price	Add1	Add2	Add3	Add4	Add5	Add6	Postcode
Mr Paul Jeremy Arkell	2002 5 yr	4,018	STG£1.6468	37 Marlow Drive	Haywards Heath					RH16 3SR
Mr Timothy Dennis Bartlett	2002 5 yr	2,008	STG£1.6468	81 Hanging Hill Lane	Hutton	Brentwood				CM13 2HN
Mr Peter Flynn	2002 5 yr	2,008	STG£1.6468	6 Lydger Close	Woking					GU22 8JW
Mr Michael James Glover	2002 5 yr	10,048	STG£1.6468	11B Kevock Road	Lasswade					EH18 1HT
Mr David Christopher Paul	2002 5 yr	4,018	STG£1.6468	Woodcote	Deanland Road	Balcombe	Haywards Heath			RH17 6LT
Miss Karen Linda Vivash	2002 5 yr	400	STG£1.6468	18 Mariclay Drive	South Woodham	Ferrers	Chelmsford	Chelmsford	Essex	CM3 5NP
Mrs Clare Helen Wood	2002 5 yr	4,018	STG£1.6468	88 Powers Hall Road	Witham					CM8 1LS
		26,518								
Ms Kristy Barry	2004 3 yr	550	STG£3.42565	Flat 13, Manor Court	Leigham Avenue	London				SW16 2DS
Mr Timothy Dennis Bartlett	2004 3 yr	550	STG£3.42565	81 Hanging Hill Lane	Hutton	Brentwood				CM13 2HN
Mr Mark Butcher	2004 3 yr	1,650	STG£3.42565	57 Downfield Road	Cheshunt	Waltham Cross				EN8 8SR
Mrs Eileen Collins	2004 3 yr	1,430	STG£3.42565	40B Queens Drive	Glasgow					G42 8DD
Miss Caryann Cook	2004 3 yr	1,100	STG£3.42565	119 Whitehills Road	Loughton					IG10 1TU
Mrs Angela Mary Cooper	2004 3 yr	330	STG£3.42565	67 Grosvenor Close	Sutton Coldfield					B75 6RP
Mr Barry James Deasy	2004 3 yr	550	STG£3.42565	Flat 2, Kenmore House	47B Boundaries Road	London				SW12 8EU
Miss Karen Tina Dempsey	2004 3 yr	1,100	STG£3.42565	83 Blackfen Road	Sidcup					DA15 8PZ
Mr Paul Austin Fisher	2004 3 yr	274	STG£3.42565	Cornerstones	8 Adderbury Court	Adderbury	Banbury	Banbury		OX17 3NN
Mr Edward Charles Fogg	2004 3 yr	1,100	STG£3.42565	5 Ashwells Meadow	Earls Colne	Colchester				CO6 2RF
Mr Dean Stanley Harris	2004 3 yr	1,100	STG£3.42565	12 Albany Court	Milton Road	Harpenden				AL5 5LU
Mr Kevin Robert Hill	2004 3 yr	550	STG£3.42565	36 Belmont Rise	Sutton					SM2 6EQ
Mr Alan Scott Hilton	2004 3 yr	1,320	STG£3.42565	59 Templeton Drive	Fearnhead	Warrington				WA2 0WR
Mr Christopher Ian Hurst	2004 3 yr	2,750	STG£3.42565	16 Summerhill Road	Dartford					DA1 2LP
Aisling Kane	2004 3 yr	2,750	STG£3.42565	49 Peaks Hill	Purley					CR8 3JJ
Miss Teresa Eileen Lynch	2004 3 yr	550	STG£3.42565	15 Talbot Road	Smethwick					B66 4DX
Mrs Caroline Ann Mcgarry	2004 3 yr	1,430	STG£3.42565	73 St. James Meadow	Crumlin					BT29 4UF
Mrs Caroline Mckernon	2004 3 yr	880	STG£3.42565	28 Willowtree Park	Newtownabbey					BT36 4GS
Mr Matthew McQuail	2004 3 yr	880	STG£3.42565	10 Court Oak Grove	Harborne	Birmingham				B32 2HR
Mr Trevor Martin Melly	2004 3 yr	550	STG£3.42565	Flat 7	6 Queens Terrace	London				NW8 6DX
Ms Helen Middleton	2004 3 yr	274	STG£3.42565	4 Gidea Close	South Ockendon					RM15 6PF
Mr Dennis Michael Moss	2004 3 yr	2,750	STG£3.42565	Flat 36	Cleveland Mansions	Widley Road	Maida Vale	Maida Vale	London	W9 2LB
Miss Cliona Musgrave	2004 3 yr	1,100	STG£3.42565	71 Kilmegan Road	Castlewellan					BT31 9ET
Miss Kelly Passfield	2004 3 yr	824	STG£3.42565	19 Ilfracombe Road	Southend-On-Sea					SS2 4PA
Mr Robert John Piper	2004 3 yr	1,100	STG£3.42565	24 Stanley Road	Ashingdon	Rochford				SS4 3JB

Mrs Gema Faye Ridley	2004 3 yr	1,650	STG£3.42565	31 Karina Close	Chigwell					IG7 4EN
Miss Susannah Rose	2004 3 yr	2,750	STG£3.42565	15 Lulworth Avenue	Goffs Oak	Waltham Cross				EN7 5LA
Mr Ajay Sharma	2004 3 yr	550	STG£3.42565	1 Cutters Lane	Belfast					BT9 5JG
Mr Simon Matthew Smith	2004 3 yr	1,100	STG£3.42565	24 Brenda Road	London					SW17 7D
Mrs Sinead Stringer	2004 3 yr	2,750	STG£3.42565	Moor Cottage	Plomer Green Lane	Downley	High Wycombe			HP13 5X
Mr Philip Stanley Tither	2004 3 yr	2,200	STG£3.42565	209 Hook Lane	Welling					DA16 2N
Ms Anne Treacy	2004 3 yr	1,430	STG£3.42565	46B Oaklands Road	London					NW2 6D
Miss Karen Linda Vivash	2004 3 yr	110	STG£3.42565	18 Mariclay Drive	South Woodham	Ferrers	Chelmsford	Chelmsford	Essex	CM3 5NP
Mrs Lesley Walker	2004 3 yr	2,200	STG£3.42565	27 Abbeydale Drive	Newtownards					BT23 8R
Mr Michael West	2004 3 yr	1,100	STG£3.42565	24 South Weald Road	Brentwood					CM14 4Q
Mr Peter Whinn	2004 3 yr	1,650	STG£3.42565	14 Rumbolds Lane	Haywards Heath					RH16 4N
Miss Sasha Williams	2004 3 yr	1,100	STG£3.42565	44 Elstree Gardens	Belvedere					DA17 5D
Mr David Harold Wilson	2004 3 yr	1,100	STG£3.42565	1 Pinehill Green	Bangor					BT19 6S
Mrs Clare Helen Wood	2004 3 yr	1,650	STG£3.42565	88 Powers Hall Road	Witham					CM8 1LS
Mr Paul Wright	2004 3 yr	1,100	STG£3.42565	8 Roseway	London					SE21 7JT
Mr Richard Yarwood	2004 3 yr	550	STG£3.42565	172 Whittingham Drive	Ramsbottom	Bury				BL0 9NY
		50,432								

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

IN FULL No.
13 SEP 2007 5 3 1
COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13th September 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
SEE ATTACHED LIST	Ordinary 0.16	11,770

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
11,770	Ordinary	€0.16	STG£3.42565	STG£40,319.91

Denomination: Sterling/Euro

Conversion Rate, if any: €1.00=STG0.679

Total value of consideration: EURO 59,381.31

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 13th September 2007

Name *Block letters please* **Natasha Mercer**

Name	Scheme	Options	OptionPrice	Add1	Add2	Add3	Add4	Add5
STEVEN PAUL ASHTON	2004 3 year	220	3.42565	46 TEESDALE ROAD	DARTFORD	DA2 6LD		
LEEANN MICHELLE HARTFIELD	2004 3 year	550	3.42565	29 TEMPLE AVENUE	CROYDON	CR0 8QE		
ANDREW MOY	2004 3 year	1100	3.42565	28 DIAMOND ROAD	RUISLIP	HA4 0PG		
IULIAN NAYLOR	2004 3 year	2750	3.42565	3 SAXON COURT	WOODSIDE FARM	HIGH FERNLEY RD	WYKE	BRADFORD, BD12 8EY
MARY EDEL QUINN	2004 3 year	1650	3.42565	FLAT 93A, PRINCESS PARK MANOR	ROYAL DRIVE	LONDON	N11 3FP	
LEE WILLLIAM RUSTEM	2004 3 year	2750	3.42565	42 CHIVERS ROAD	CHINGFORD	LONDON	E4 9TD	
LINCOLN SNELL	2004 3 year	2750	3.42565	27A INGLETHORPE STREET	LONDON	SW6 6NS		
		11770						

FEE PAID | RECEIPT NO.

25 OCT 2007

COMPANIES REGISTRATION OFFICE

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 24th September 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
SEE ATTACHED LIST	Ordinary 0.16	

CRO
CARLOW
25 OCT 2007
RECEIVED

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
19,360	Ordinary	€0.16	STG£3.42565	STG£66,320.58
2,008	Ordinary	€0.16	STG£1.6468	STG£3,306.77

Denomination: Sterling/Euro

Conversion Rate, if any: €1.00=STG0.6954

Total value of consideration: EURO 100,125.65

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 24th September 2007

Name *Block letters please* Natasha Mercer

Title	Forenames	Surname	Scheme	OptionPrice	ExercisedShares	Address1	Address2	Address3	Address4	Postcode
MRS	KATHERINE SUSAN	BEDFORD	2004 3 year	3.42565	2750	8 POOLE ROAD	HORNCHURCH			RM11 3AS
MS	JOANNE	BROWN	2004 3 year	3.42565	550	14 KENT VIEW AVENUE	LEIGH-ON-SEA			SS9 1HE
MISS	AUDREY	BURY	2004 3 year	3.42565	1100	FLAT 15, 2 BATTLE BRIDGE LANE	LONDON			SE1 2HL
MRS	NATASHA ELIZABETH	CAMPBELL	2004 3 year	3.42565	550	15 COOKHAM COURT	SHOEBURYNESS	SOUTHEND-ON-SEA		SS3 8TE
MS	LAURA CLAIRE	CANAVAN	2004 3 year	3.42565	660	APARTMENT 6	34 BROMWELLS ROAD	CLAPHAM	LONDON	SW4 0BG
MR	ADAM RICHARD	DOWSETT	2004 3 year	3.42565	2750	12 BEDFORD STREET	BERKHAMSTED			HP4 2EN
MS	KIM SUSAN	HOBSON	2004 3 year	3.42565	2200	134 PAVILION WAY	RUISLIP			HA4 9JP
MR	AUSTIN PATRICK	JORDAN	2004 3 year	3.42565	2750	25 WESTFIELD ROAD	HERTFORD			SG14 3DL
MR	MARK	MCMENAMIN	2004 3 year	3.42565	2200	5A ARTILLERY PASSAGE	LONDON			E1 7LJ
MR	DAVID	TANNAHILL	2004 3 year	3.42565	2750	307 ALBERT DRIVE	GLASGOW			G41 5RP
MISS	LISA MARGARET	THOMPSON	2004 3 year	3.42565	1100	22 FITZHARRIS HOUSE	JAMES JOYCE STREET	DUBLIN 1	IRELAND	
MRS	NATASHA ELIZABETH	CAMPBELL	2002 5 year	1.6468	2008	15 COOKHAM COURT	SHOEBURYNESS	SOUTHEND-ON-SEA		SS3 8TE
					21368					

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office

Companies Registr
Companies Capital

FEE PAID IN FULL | RECEIPT No.

25 OCT 2007

COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58 Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts 1963 to 2005

Company Number

22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 28th September 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Michael Dillon 5 Carrigfern, College Road, Cork	Ordinary 0.16	30,000

CRO CARLOW

25 OCT 2007

RECEIVED

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
30,000	Ordinary	€0.16	€7.965	€238,950.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €238,950.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (In duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 28th September 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with
the Revenue Commissioners
Companies Capital Duty Section
Capital Taxes Division
Stamping Building,
Dublin Castle, Dublin 2
who will forward it to the
Companies Registration Office.

25 OCT 2007
COMPANIES REGISTRATION OFFICE

Companies Regi:
Companies Capital Duty

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two*

made on 22nd October 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
SEE ATTACHED LIST	Ordinary 0.16	278,018

CRO
CARLOW
25 OCT 2007
RECEIVED

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
259,348	Ordinary	€0.16	€0.79625	€206,505.85
8,330	Ordinary	€0.16	€2.535	€26,211.90
10,340	Ordinary	€0.16	STG£3.42565	STG£35,421.22

Denomination ______

Conversion Rate, if any ______

Total value of consideration [ ]

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature

Date 22nd October 2007

Name *Block letters please* **Natasha Mercer**

Name	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Options	Option Price	Cost of Options
Ms Sheila Barry	60 Priory Lodge	St Raphael's Manor	Cellbridge	Co Kildare			10,270	€0.79625	€8,177.49
Ms Rosemarie Browne	3 Tudor Vale	Oranmore	Co Galway				20,544	€0.79625	€16,358.16
Ms Chris Burke	104 Cuirt Seoige	Bohermore	Galway				17,974	€0.79625	€14,311.80
Mr Seamus Cope	Graniteville House	Portrane Road	Donabate	Co Dublin			25,678	€0.79625	€20,446.11
Ms Margo Deacy	43 The Baily	Circular Road	Co Galway				25,678	€0.79625	€20,446.11
Ms Lelia East	Castlegal	Kilcolgan	Co Galway				25,678	€0.79625	€20,446.11
Mr Cathal Fitzgerald	Wellesley	Glen Cuileann	Kilquade	Co Wicklow			25,678	€0.79625	€20,446.11
Ms Katherine Latchford	12 Farnhill Road	Goatstown	Dublin 14				25,678	€0.79625	€20,446.11
Mrs Fiona Mannion	Anach Cuain	Ballinastack	Williamstown	Castlerea	Co Galway		5,136	€0.79625	€4,089.54
Mr Peter Murray	4 Pear Tree Field	Carysfort Downs	Blackrock	Co Dublin			25,678	€0.79625	€20,446.11
Mr Martin O'Neill	9 Beaufort Downs	Rathfarnham	Dublin 14				25,678	€0.79625	€20,446.11
Mr Pat Scully	The Barn	La Guillemettrie	Rue de la Vallee	St Helier	Jersey JE2 3FA	Channel Islands	25,678	€0.79625	€20,446.11
Mr Ronan O'Byrne	5 Belfield Close	Clonskeagh	Dublin 14				8,330	€2.53500	€21,116.55
Miss Noreen McBrearty	12 Bannockburn Road	Plumstead	London	SE18 1ES			1100	GBP 3.42565	GBP 3,768.22
Ms Jennifer Berkery	12 Newtownsmith	Sandycove	Co Dublin				440	GBP 3.42565	GBP 1,507.29
Ms Catherine Dunne	26 Market Place	East Finchley	London	N2 8BB			1100	GBP 3.42565	GBP 3,768.22
Ms Grellan Larkin	24 Myddleton gardens	Winchmore Hill	London	N21 2PA			2750	GBP 3.42565	GBP 9,420.54
Ms Suzie Cruess Callaghan	81 Candahar Road	Battersea	London	SW11 2QA			2750	GBP 3.42565	GBP 9,420.54
Mrs Louise Sittlington	44 Argyll View	Larne	Co Antrim	BT40 2JS			550	GBP 3.42565	GBP 1,884.11
Mr Neil Topping	13 Lansdowne Road	Breeze Hill	Atherton	Manchester	M46 9HL		1650	GBP 3.42565	GBP 5,652.32
							278,018		

Registration of a prospectus approved by IFSRA for issue by an Irish registered company

Investment Funds, Companies and Miscellaneous Provisions Act 2005
Section 38(1)(b) of SI No. 324 of 2005 Prospectus (Directive 2003/71/EC) Regulations 2005

26 OCT 2007
COMPANIES REGISTRATION OFFICE

cro COMPANIES REGISTRATION OFFICE
AN OIFIG UM CHLÁRÚ CUIDEACHTAÍ

Receipt date stamp

Companies Acts 1963 to 2005

B18

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Details

Company Number: 22045

Company Name: ANGLO IRISH BANK CORPORATION PLC

Date Approved by IFSRA: Day 23 Month 10 Year 2007

I certify on behalf of the issuer that the attached prospectus has been approved by IFSRA.

Signature: A. Spratt   Date: 25/10/07

Surname: SPRATT   Forename(s): TONY

Position held: LISTING AGENT

Presenter details

Name			
Address			
DX number		DX exchange	
Telephone number		Fax number	
E-mail		Reference number	

FINANCIAL REGULATOR
Rialtóir Airgeadais

PO Box No. 9138
College Green,
Dublin 2, Ireland

T +353 1 410 4000
F +353 1 410 4900
www.financialregulator.ie

Mr Tony Spratt
McCann FitzGerald Listing Services Limited
Riverside One
Sir John Rogerson's Quay
Dublin 2

23 October 2007

Anglo Irish Bank Corporation plc – €2,000,000,000 Global Covered Bond Programme

Dear Mr Spratt

The Irish Financial Services Regulatory Authority (Financial Regulator) hereby approves the Supplement dated 23 October 2007 to the above Base Prospectus, which was approved by the Financial Regulator on 30 March 2007, under Part 7 of the *Prospectus* (Directive 2003/71/EC) Regulations, 2005 (the Regulation) as having been drawn up in accordance with the Regulation and Commission Regulation No. 809/2004/EC.

The above Supplement will be published in accordance with Part 8 of the Regulation on the website of the Financial Regulator. In accordance with Regulation 48 of the Regulation, where the above Supplement is otherwise published, the text and format must at all times be identical to the original version approved by the Financial Regulator and published on its website.

Yours sincerely

Louise Campbell

Louise Campbell
Markets Supervision Department

We certify that the within has been compared with and is a true copy of the original / a certified copy.

Signed: A. Spratt

Date: 25/10/07 Ref:

McCann FitzGerald
Riverside One
Sir John Rogerson's Quay, Dublin 2

SUPPLEMENT DATED 23 OCTOBER 2007 TO THE OFFERING CIRCULAR DATED 30 MARCH 2007

Anglo Irish Bank Corporation plc (acting through its UK branch)

(Incorporated in Ireland)

€2 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of principal and interest by

Anglo Irish Covered Bonds LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Offering Circular (the **Offering Circular**) dated 30 March 2007 which comprises a base prospectus for the purposes of Directive 2003/71/EC, constitutes a base prospectus supplement for the purposes of Article 16 of the Prospectus Directive (the **Prospectus Directive**) and is prepared in connection with the €2 billion Global Covered Bond Programme (the **Programme**) established by Anglo Irish Bank Corporation plc (the **Issuer**). Application has been made to the Irish Financial Services Regulatory Authority, as Irish competent authority under the Prospectus Directive, for this supplement to be approved as a base prospectus supplement in compliance with the Prospectus Directive. Terms defined in the Offering Circular have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Offering Circular and any other supplements to the Offering Circular issued by the Issuer.

Each of the Issuer and the Guarantor accepts responsibility for the information contained in this Supplement. To the best of the knowledge of each of the Issuer and the Guarantor (which have taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 23 October 2007, pursuant to the Transaction Documents, the aggregate nominal amount of the Global Covered Bonds Programme was increased from €2 billion to €5 billion. By virtue of this supplement, all references to the Programme limit set out in the Offering Circular shall be deemed to be a reference to the Programme limit as amended.

Copies of the Offering Circular and documents incorporated by reference in the Offering Circular can be obtained, upon request and free of charge, from the registered office of the Issuer and the specified office of the Principal Paying Agent in London.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Offering Circular by this Supplement and (b) any other statement in or incorporated by reference in the Offering Circular, the statements in (a) above will prevail.

Save as disclosed in this Supplement and any supplement to the Offering Circular previously issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Offering Circular since the publication of the Offering Circular.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registratio
Companies Capital Du

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 2nd November 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Neville Cook, Ch Du Clos 8, Ch-1291 Commugny, Switzerland	Ordinary 0.16	100,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2359

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C

Non-Cash ☐ Complete Section D

Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100,000	Ordinary	€0.16	€6.76	€676,000.00

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration: €676,000.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 2nd November 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 19th November 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Paul Gleeson, 159 Glenside, Castletroy, Co Limerick	Ordinary 0.16	1,427
Mr Barry McGann, 78 Coundon Court, Killiney Avenue, Co Dublin	Ordinary 0.16	1,522

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,949	Ordinary	€0.16	€7.135	€21,041.12

Denomination ______

Conversion Rate, if any ______

Total value of consideration: €21,041.12

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 19th November 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 6th December 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Michael McGee, Grinzinger Allee 12, 1190 Vienna, Austria	Ordinary 0.16	50,000
Lee Wiseman, 29 Queens Road, Banbury, Oxfordshire, OX16 0EB	Ordinary 0.16	1,210

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	€0.16	€4.675	€233,750.00
1,210	Ordinary	€0.16	STG£3.42565	£5,652.32

Denomination: STG£- Euro

Conversion Rate, If any: STG£1.00= Euro 1.39

Total value of consideration: €241,606.72

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 4th December 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 7th December 2007

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Peter Fitzgerald, No 21 Casmir Road, Harold's Cross, Dublin 6W	Ordinary 0.16	50,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
50,000	Ordinary	€0.16	€4.675	€233,750.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration [ ]

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 7th December 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 4th December 2007

or made from ________ to ________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mrs Patricia Catchpole, 25 Carlton Hill, Herne Bay, Kent, CT6 8HN	Ordinary 0.16	1100
Mr Simon Seguss, 8 Austin Avenue, Bickley, Kent, BR2 8AJ	Ordinary 0.16	550
Mr Desmond Whyte, 4 Red Island, Skerries, Co. Dublin	Ordinary 0.16	25,678
Mr Ed Bracey, 3 Mansion Apartments, 18 Bucknall Way, Beckeham , Kent, BR3 3XD	Ordinary 0.16	1,249

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1650	Ordinary	€0.16	STG£3.42565	£5,652.32
1,249	Ordinary	€0.16	STG£5.7294	£7,156.02
25,678	Ordinary	€0.16	€0.89625	€23,013.91

Denomination: STG£- Euro

Conversion Rate, If any: STG£1.00= Euro 1.39

Total value of consideration: €40,817.50

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 4th December 2007

Name *Block letters please* **Natasha Mercer**

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 28th November 2007

or made from ____ to ____

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Tom Browne, Ferney Hill, Brighton Road, Foxrock, Dublin 18	Ordinary 0.16	1,600,000
Mr John Bowe, 77 Lindsay Road, Dublin 9	Ordinary 0.16	25,000
Mr Peter Butler, Fortrose, St Vincent Road, Greystones, Co Wicklow	Ordinary 0.16	50,000
Mr Anthony Campbell, 324 Warren St, Brookline, MA 02445, USA	Ordinary 0.16	100,000
Mr David Drumm, C/O Anglo Irish Bank, Stephen Court, 18/21 St Stephen's Green, Dublin 2	Ordinary 0.16	500,000
Mr Declan Quilligan, 20 Clonfada Wood, Mount Merrion Ave, Blackrock, Co Dublin	Ordinary 0.16	200,000
Mr Pat Whelan, Rachra, Coast Road, Malahide, Co Dublin	Ordinary 0.16	50,000
Mr Matt Moran, 26 Ormond Road, Rathmines, Dublin 6	Ordinary 0.16	100,000

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2092

Reference NM/MK/FH/FB

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
100,000	Ordinary	€0.16	€2.925	€292,500.00
600,000	Ordinary	€0.16	€2.25	€1,350,000.00
1,100,000	Ordinary	€0.16	€4.675	€5,142,500.00
825,000	Ordinary	€0.16	€7.965	€6,571,125.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €13,356,125.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the

Register of Companies pursuant to s.58

Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Share Option Scheme

Note Four .
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration

note four

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature]

Date 28th November 2007

Name *Block letters please* **Natasha Mercer**

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ken Faulkner
616 2000

B10 Submission id: 5455534
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Companies Registration Office
O'Brien Road
Carlow

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Natasha Mercer

Signature

5/12/2007
Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2006

Attachments: Nil

There is no fee required for this submission

Ref.: 8314 F061 4F75 7976 B1E9 9B3E 21AC A602

WEB FILED (50)

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 28 November 2007

Company details

Company number 22045
Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1
Type of event Termination of relationship
Type of relationship Director

Particulars of director / secretary (1)

1 Termination of relationship Director

Type of entity Irish resident individual

Individual details

Surname Browne
Forename Thomas

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of the statutory Form B10.

Type of Signature Signature as Secretary
Type of entity Irish resident individual

Individual details

Surname Mercer
Forename Natasha

Particulars of the presenter

Reference

Reference Number	KF10

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	kenfaulkner@angloirishbank.ie
Telephone number	616 2000
Fax number	616 2456

Legal references

Collective Citation:
Companies Acts, 1963 to 2006

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To:
Listing Applications, Irish Stock Exchange
The ***FSA***

Date: 27 April 2007

AVS No:			
Name of *applicant*:	Anglo Irish Bank Corporation plc		
Name of scheme:	Share Option Scheme SAYE Scheme		
Period of return: From:	26/10/2006	To:	26/04/2007
Balance under scheme from previous return:	1,915,630 Share Option Scheme 3,882,295 SAYE Scheme		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A		
Number of *securities* issued/allotted under scheme during period:	935,700 Share Option Scheme 648,463 SAYE Scheme		
Balance under scheme not yet issued/allotted at end of period	979,930 Share Option Scheme 3,233,832 SAYE Scheme		
Number and *class* of *securities* originally listed and the date of admission	8,000,000 Share Option Scheme Ord 0.32 listed 09/09/2003 5,000,000 SAYE Scheme Ord 0.16 listed 02/12/2005		
Total number of *securities* in issue at the end of the period	760,740,916		

Name of contact:	Natasha Mercer
Address of contact:	Stephen Court, 18/21 St Stephens Green, Dublin 2
Telephone number of contact:	01 6162123

SIGNED BY ____

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

____

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company name **Anglo Irish Bank**
Headline **Brochure of Particulars**

Anglo Irish Bank Corporation plc

3rd May 2007

Brochure of Particulars

A block listing Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 8,000,000 ordinary shares of nominal value of €0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the UK Listing Authority and to the Official List of the Irish Stock Exchange and application has been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading.

Shares will be allotted from time to time pursuant to the exercise of share options under the Share Option Scheme Ordinary €0.16. Admission is expected to take place by 11th May 2007.

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

Close Window

Company name	**Anglo Irish Bank**
Headline	**Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 2nd May 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 46,312,220 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 30th April 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	46,143,301
Credit Suisse International	168,919

This represents 6.09% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

3rd May 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

Close Window

Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 3rd May 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 40,583,718 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 1st May 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	40,414,799
Credit Suisse International	168,919

This represents 5.34% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

4th May 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

Company name	**Anglo Irish Bank**
Headline	**Interim Results**

ANGLO IRISH BANK

Interim results for the six months ended 31 March 2007

HIGHLIGHTS

Anglo Irish Bank today (Thursday 10 May 2007) released its interim statement for the six month period to 31 March 2007. Key highlights include:

Profitability and shareholder value

- Record underlying pre-tax profits of €552 million, an increase of 47%
- Record underlying earnings per share of 60.6 cent, up 45%
- Continued strong return on equity of 30%

Operational performance

- Lending to customers increased by €9.3 billion net, up 19% on a constant currency basis to €59.2 billion
- Strong lending work in progress of €9.2 billion
- Total funding increased by 22% to €75.4 billion on a constant currency basis
- Employee numbers grew to 1,672, an 8% increase on an underlying basis
- Highly efficient cost to income ratio of 25%
- Strong Tier 1 capital ratio of 8.5%

Commenting on the results, David Drumm, Group Chief Executive, said:

"The six months to 31 March 2007 represent another period of record profitability and exceptional lending activity with customer balances up €9.3 billion. Importantly, asset quality is excellent and lending margins have remained stable. Our Treasury division delivered a record funding performance with net growth of €13.6 billion. It was also an outstanding period for our Wealth Management business which grew profits by 57%.

The strength of the Bank's balance sheet and considerable ongoing investment in our people positions us well to deliver upon the significant long-term potential in each of our core markets. We look forward to a strong outturn for the full year."

-ends-

For reference:
David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer

Anglo Irish Bank
Tel: +353 1 616 2000

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

Chairman's statement

Your Bank delivered another excellent performance in the six months to 31 March 2007. Record profits and earnings per share, record growth in customer lending, an expanded and enhanced funding base, excellent asset quality and the improvement in our cost to income ratio are the highlights of the period. These are the key factors which have contributed to the Bank's consistent record of creating value for shareholders.

Underlying profits for the six months increased by 47% to €552 million, excluding a profit of €22 million on the disposal of our Isle of Man trust activities in December 2006. Including this one off gain, our reported profit grew by 53% to €574 million.

Financial highlights of your Group's performance for the period include:

Strong profitability and shareholder value

- Reported pre-tax profit of €574 million and EPS of 63.6 cent
- Record underlying pre-tax profit of €552 million, an increase of 47%
- Record underlying EPS of 60.6 cent, up 45%
- Continued strong return on equity of 30%
- 20% increase in interim dividend to 6.48 cent

Outstanding operational performance

- Exceptional growth in customer lending of €9.3 billion, an increase of 19% on a constant currency basis
- Robust asset quality with impaired loans representing just 0.50% of closing customer loan balances
- Strong lending work in progress of €9.2 billion
- Improved cost to income ratio of 25%
- Total growth in funding of €13.6 billion, up 22%
- Strong Tier 1 capital ratio of 8.5%

It is particularly pleasing that all divisions have contributed so positively to the Bank's excellent performance.

Dividend

The Board has again declared a strong increase in the Bank's interim dividend of 20%, to 6.48 cent per ordinary share.

The dividend will be paid on 17 July 2007 to shareholders on the Bank's register as at close of business on 18 May 2007. Withholding tax may apply on the dividend depending on the tax status of each shareholder.

Shareholders will be offered the opportunity of receiving dividends in the form of cash or shares.

Progress across the Group

Customer lending – controlled high quality growth

The six months to 31 March 2007 have produced exceptional growth in customer lending, the Bank's core activity and key profit driver. Net loan growth of €9.3 billion, up 19% in constant currency terms, brings total customer lending balances to €59.2 billion including funding provided to

customers under investment contracts. This level of growth, which was at the upper end of our expectations, reflects both the strength of the market during the period and the Bank's expanding client franchise.

Lending growth was very strong across each of our geographical lending divisions – 18% in Ireland, 17% in the UK and 30% in North America. Most importantly, this performance has been achieved whilst maintaining excellent asset quality, the foundation of the Bank's lending model. Impaired loans are low, representing just 0.50% of the total loan book. The Bank continues to adhere to its strict underwriting policies.

Margins once again remain stable notwithstanding the significant competition in each market. This reflects the strength of the Bank's differentiated customer service, providing certainty of delivery to our clients rather than a solely price dependent offering.

The Bank anticipates strong lending growth in the six months to September 2007, although it may be imprudent to expect a repeat of the exceptional level of net lending recorded in the first half of the year. Looking out further we are confident that the Bank will continue to gain an increasing share of our target markets, particularly in the UK and North America. Above all, growth will continue to be premised on the Bank's strict focus on maintaining the long-term asset quality of the loan book.

Treasury – a robust diversified funding platform

Our Treasury division delivered an outstanding funding performance during the first half of the year with total funding up €13.6 billion, 22% in constant currency terms, to €75.4 billion, at the end of March.

The Bank's core strategy of diversifying and extending the duration of its funding base continues to strengthen the Group's balance sheet. This is evidenced by the €8.5 billion growth in customer funding, driven in particular by the progress of our UK retail offering, with customer numbers up 75% during the half year to over 63,000. Our success in this sector of the market reflects our reputation for superior customer service and competitive, innovative product offerings.

A number of other milestones demonstrating the effectiveness of our funding strategy have been reached in recent months. In March, Standard & Poor's, the international rating agency initiated coverage of the Bank with an 'A' long-term / 'A-1' short-term rating. This, together with our existing strong ratings from the other principal rating agencies - Fitch, Moody's and Dominion Bond Rating Service - further enhances the Bank's standing in global capital markets.

The Bank has just issued the capital market's first covered bond transaction backed solely by UK commercial mortgages. The success of this €2 billion 'Aaa' rated innovative programme provides another valuable source of long-term funding to the Group.

Broadening and deepening our funding franchise provides opportunities to the Bank to select the most effective sources of funding from both a business and liquidity perspective. It provides for a highly robust and flexible balance sheet under all market conditions.

Among other highlights in the period, our corporate sales teams generated significant fee income by providing innovative interest rate and foreign exchange risk management solutions to customers.

Wealth Management

The strong performance from our Wealth Management division resulted in a 57% increase in profit to €47 million for the six months to 31 March 2007. All our locations – Ireland, Austria, Switzerland, Portugal and the UK contributed to this growth.

Private Banking in Ireland continues to be the key driver, confirming our position as Ireland's leading

provider of wealth management services to the high net worth segment of the market. In the past year we raised over €500 million of investor equity for a wide range of structured investment opportunities.

Our newly established UK Private Bank has enjoyed an encouraging start. We aim to replicate the success of our Irish business by providing a tailored and differentiated product offering, initially to our existing UK lending client base.

Continuing capital strength

In February, the Bank further enhanced its capital base through a 5% placement of ordinary equity shares, raising in excess of €540 million from a wide range of new and existing Irish and international institutional investors. This additional capital provides the platform for the Bank to realise the significant opportunities that exist in our core markets over the medium to long-term. This, together with the strong retentions of more than €400 million, added almost €1 billion to the Bank's equity in the period.

Total shareholders' funds now stand at over €3.6 billion, an increase of 35% since year end. The Bank's robust capital position is reflected in a Tier 1 ratio of 8.5%.

Our people

It has been another period of significant investment. We now have 1,672 people which, allowing for the departure of 85 staff following the disposal of our Isle of Man trust activities, is an increase of 8% since September 2006. This continued emphasis on developing teams in our core businesses positions the Bank very well for future growth.

The quality and commitment of our people is central to the Group's success and continued growth. The collective skill, knowledge and commitment of our employees underpins an exceptionally strong culture of delivery for customers - the key driver of our performance.

Board

Once again, I thank Paddy Wright who retired as a Non-executive Director following our recent Annual General Meeting. I would like to pay tribute to Paddy whose contribution to the development of the Bank since joining the Board in February 2000 was outstanding.

I also welcome Noël Harwerth who joined your Board in February 2007 as a Non-executive Director. Noël was Chief Operating Officer of Citibank International in Europe until 2003 and holds a number of non-executive directorships in financial services and other industries. Noël has extensive experience in international financial markets and we look forward to her contribution to the Bank's next phase of growth.

A proven strategy

The Bank will continue its consistent strategy of controlled growth in each of its target markets through customised client offerings. As always, our risk appetite remains conservative and we will maintain our relentless focus on asset quality.

We have a coherent group of businesses - Lending, Treasury and Wealth Management - delivering high quality asset growth, a robust and diversified funding platform and a niche private banking service.

We will continue to grow organically and to focus on the significant growth opportunities that exist in each of our target markets.

Outlook – confidence in the future

The Board is confident of the Bank's future prospects. The earnings momentum of our strong lending growth to date, a high quality asset base and work in progress of €9.2 billion at 31 March 2007 combine to ensure the continued delivery of superior profitability and shareholder value into the future.

The economic fundamentals in our core markets of Ireland, the UK and North America remain sound. We expect the rate of growth in the Irish economy to moderate to a more sustainable long-term level, but this market will continue to provide strong growth opportunities for the Bank. Our positioning in the UK and North America provides significant opportunity to expand our franchise and deliver quality long-term growth.

Your Board looks forward to delivering sustained above market performance through 2007 and beyond.

Sean FitzPatrick
Chairman

9 May 2007

Consolidated income statement (unaudited)

For the six months ended 31 March 2007

	Six months ended 31 March 2007 €m	Six months ended 31 March 2006 €m	Y en 30 Septem 2
Interest and similar income	**2,453**	1,411	3,1
Interest expense and similar charges	**(1,730)**	(927)	(2,1
Net interest income	**723**	484	1,0
Fee and commission income	**77**	75	1
Fee and commission expense	**(7)**	(7)	(
Dealing profits	**10**	10	
Profit on disposal of Isle of Man trust business	**22**	-	
Other operating income	**5**	7	
Other income	**107**	85	1
Total operating income	**830**	569	1,2
Administrative expenses	**(192)**	(156)	(3
Depreciation	**(5)**	(3)	
Amortisation of intangible assets - software	**(6)**	(4)	(
Total operating expenses	**(203)**	(163)	(3
Operating profit before provisions for impairment	**627**	406	9
Provisions for impairment on loans and advances	**(56)**	(35)	(
Operating profit	**571**	371	8
Share of results of joint ventures	**3**	4	
Profit before taxation	**574**	375	8
Taxation	**(110)**	(85)	(1
Profit for the period	**464**	290	6
Attributable to:			
Equity holders of the parent	**462**	289	6
Minority interest	**2**	1	
Profit for the period	**464**	290	6
Basic earnings per share	**63.6c**	41.9c	93
Diluted earnings per share	**62.9c**	41.3c	92

Consolidated balance sheet (unaudited)

As at 31 March 2007

	31 March 2007 €m	30 September 2006 €m	31 Mar 20
Assets			
Cash and balances with central banks	**953**	440	4
Financial assets at fair value through profit or loss			
- held on own account	**379**	456	6
- held in respect of liabilities to customers under investment contracts	**366**	309	3
Derivative financial instruments	**3,301**	2,459	2,0
Loans and advances to banks	**12,880**	12,424	9,2
Available-for-sale financial assets	**9,935**	5,155	4,9
Loans and advances to customers	**57,865**	49,142	40,3
Interests in joint ventures	**116**	68	
Intangible assets - software	**21**	24	
Intangible assets - goodwill	**47**	66	
Investment property			
- held on own account	**36**	36	
- held in respect of liabilities to customers under investment contracts	**2,528**	1,956	1,4
Property, plant and equipment	**37**	37	
Retirement benefit assets	**23**	16	
Deferred taxation	**37**	34	
Other assets	**107**	625	3
Prepayments and accrued income	**38**	43	
Total assets	**88,669**	73,290	60,1
Liabilities			
Deposits from banks	**8,494**	10,275	8,6
Customer accounts	**45,361**	36,858	30,0
Debt securities in issue	**21,530**	15,060	12,2
Derivative financial instruments	**3,391**	2,490	2,0
Liabilities to customers under investment contracts	**1,802**	1,394	1,1
Current taxation	**125**	51	1
Other liabilities	**29**	32	
Accruals and deferred income	**186**	188	1
Retirement benefit liabilities	**7**	7	
Deferred taxation	**48**	43	
Subordinated liabilities and other capital instruments	**4,067**	4,205	3,2
Total liabilities	**85,040**	70,603	57,7
Share capital	**122**	115	1
Share premium	**1,138**	600	5
Other reserves	**(22)**	4	
Retained profits	**2,384**	1,965	1,6
Shareholders' funds	**3,622**	2,684	2,3
Minority interest	**7**	3	
Total equity	**3,629**	2,687	2,3
Total equity and liabilities	**88,669**	73,290	60,1
Contingent liabilities			
Guarantees	**1,528**	2,175	1,8
Commitments			
Commitments to lend	**9,235**	8,734	7,0

Consolidated statement of recognised income and expense (unaudited)

For the six months ended 31 March 2007

	Six months ended 31 March 2007 €m	Six months ended 31 March 2006 €m	Y(enc 30 Septeml 2C '
Profit for the period	**464**	290	6
Net after tax actuarial gains in retirement benefit schemes	**6**	10	
Net after tax change in cash flow hedges	**(17)**	(50)	(5
Net after tax change in available-for-sale financial assets	**(12)**	(2)	(
Foreign exchange translation	**-**	-	
Income and expense recognised directly in equity	**(23)**	(42)	(5
Total recognised income and expense for the period	**441**	248	6
Attributable to:			
Equity holders of the parent	**439**	247	6
Minority interest	**2**	1	
Total	**441**	248	6

Consolidated cash flow statement (unaudited)

For the six months ended 31 March 2007

	Six months ended 31 March 2007 €m	Six months ended 31 March 2006 €m	Ye end 30 Septemt 20 (
Cash flows from operating activities			
Profit before taxation	**574**	375	8
Interest earned on financial assets held on own account	**(140)**	(68)	(17
Financing costs of subordinated liabilities and other capital instruments	**111**	89	1
Profit on disposal of Isle of Man trust business	**(22)**	-	
Share of results of joint ventures	**(3)**	(4)	(
Other non-cash items	**39**	53	1
Tax paid	**(29)**	(32)	(16
	530	413	8
Changes in operating assets and liabilities			
Net increase in deposits	**13,192**	8,868	20,0
Net increase in loans and advances to customers	**(8,740)**	(6,596)	(15,42
Net (increase)/decrease in loans and advances to banks	**(190)**	(61)	
Net increase in assets held in respect of liabilities to customers under investment contracts	**(629)**	(310)	(77
Net increase in investment contract liabilities	**408**	197	4
Net decrease/(increase) in trading portfolio financial assets	**77**	(624)	(43
Net movement in derivative financial instruments	**(19)**	19	(2
Net decrease/(increase) in other assets	**520**	23	(25
Net (decrease)/increase in other liabilities	**(5)**	(18)	
Exchange movements	**137**	49	
Net cash flows from operating activities	**5,281**	1,960	4,5
Cash flows from investing activities			
Purchases of financial assets	**(5,899)**	(1,637)	(2,53
Sales and maturities of financial assets	**1,102**	1,673	2,3
Interest received on financial assets net of associated hedges	**89**	67	1
Disposal of Isle of Man trust business	**44**	-	
Purchases of property, plant and equipment	**(5)**	(2)	(
Disposals of property, plant and equipment	**-**	-	
Additions to intangible assets - software	**(3)**	(5)	(1
Investments in joint venture interests	**(47)**	(1)	(5
Distributions received from joint venture interests	**2**	-	
Net cash used in investing activities	**(4,717)**	95	(8
Cash flows from financing activities			
Proceeds of equity share issues	**542**	421	4
Proceeds from issues of subordinated liabilities and other capital instruments	**-**	429	1,5
Redemptions of subordinated liabilities and other capital instruments	**(99)**	(81)	(26
Coupons paid on subordinated liabilities and other capital instruments	**(79)**	(53)	(15
Equity dividends paid	**(45)**	(39)	(7
Purchases of own shares	**(4)**	(6)	(3
Net cash flows from financing activities	**315**	671	1,4
Net increase in cash and cash equivalents	**879**	2,726	5,9
Opening cash and cash equivalents	**10,800**	4,926	4,9
Effect of exchange rate changes on cash and cash equivalents	**(100)**	(39)	(4
Closing cash and cash equivalents	**11,579**	7,613	10,8

Notes to the interim report

For the six months ended 31 March 2007

1. Basis of preparation

The financial information presented in this Interim Report for the six months ended 31 March 2007 has been prep in accordance with the current Listing Rules of the Irish Stock Exchange. The accounting policies and presentatic used in preparing this Interim Report are the same as those set out in the Annual Report and Accounts for the ye ended 30 September 2006.

Both the interim figures for the six months ended 31 March 2007 and the comparative amounts for the six months ended 31 March 2006 are unaudited. The summary financial statements for the year ended 30 September 2006 a presented in this Interim Report represent an abbreviated version of the Group's full accounts for that year, on wh the independent auditor issued an unqualified audit report and which have been filed in the Companies Registrati Office in Ireland.

2. Provisions for impairment on loans and advances

	Six months ended 31 March 2007 €m	Six months ended 31 March 2006 €m	30 :
Specific	**31**	20	
Collective	**25**	15	
	56	35	

3. Taxation

	Six months ended 31 March 2007 €m	Six months ended 31 March 2006 €m	30 :
Irish Corporation Tax	**52**	33	
Irish Bank Levy	**-**	1	
Foreign tax	**51**	50	
Deferred tax	**7**	1	
	110	85	

4. Earnings per share

	Six months ended 31 March 2007	Six months ended 31 March 2006	30
Basic			
Profit attributable to ordinary shareholders	**€462m**	€289m	
Weighted average number of shares in issue during the period	**726m**	689m	
Basic earnings per share	**63.6c**	41.9c	
Diluted			
Profit attributable to ordinary shareholders	**€462m**	€289m	
Weighted average number of shares in issue during the period	**726m**	689m	

Dilutive effect of outstanding options	**8m**	10m	
Diluted weighted average number of shares	**734m**	699m	
Diluted earnings per share	**62.9c**	41.3c	
Adjusted basic			
Profit attributable to ordinary shareholders	**€462m**	€289m	
Less: profit after tax on disposal of Isle of Man trust business	**(€22m)**	-	
Adjusted profit	**€440m**	€289m	
Weighted average number of shares in issue during the period	**726m**	689m	
Adjusted basic earnings per share	**60.6c**	41.9c	
Adjusted diluted			
Profit attributable to ordinary shareholders	**€462m**	€289m	
Less: profit after tax on disposal of Isle of Man trust business	**(€22m)**	-	
Adjusted profit	**€440m**	€289m	
Weighted average number of shares in issue during the period	**726m**	689m	
Dilutive effect of outstanding options	**8m**	10m	
Diluted weighted average number of shares	**734m**	699m	
Adjusted diluted earnings per share	**59.9c**	41.3c	

Adjusted basic and adjusted diluted earnings per share have been presented to exclude the impact of the profit a on the disposal of the Isle of Man trust business on the underlying results for the period.

5. Other reserves

	31 March 2007 €m	30 September 2006 €m	
Share-based payments reserve	**21**	18	
Available-for-sale reserve	**(5)**	7	
Cash flow hedging reserve	**(41)**	(24)	
Exchange translation reserve	**2**	2	
Non-distributable capital reserve	**1**	1	
	(22)	4	

6. Dividends

On 9 May 2007, subsequent to the interim balance sheet date, an interim dividend of 6.48 cent per ordinary shar declared by the Board of Directors for payment on 17 July 2007. The interim dividend amounts to €49 million and not been recorded as a liability on the balance sheet. Shareholders will be offered the option of receiving the divi in the form of shares or cash.

A final dividend of 10.84 cent per ordinary share was declared in respect of the year ended 30 September 2006. was paid on 15 February 2007, €45 million in cash and €33 million by way of scrip dividend.

7. Approval

The interim financial statements were approved by the Board of Directors on 9 May 2007.

Independent review report to the Directors of Anglo Irish Bank Corporation plc

Introduction
We have been instructed by Anglo Irish Bank Corporation plc ("the Bank") to review the financial information set out on pages 6 to 12 of this Interim Report for the Bank for the six months ended 31 March 2007. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Bank's Directors, as a body, in accordance with the terms of our engagement to assist the Bank in meeting the requirements of the Listing Rules of the Irish Stock Exchange. Our work has been undertaken so that we might state to the Bank's Directors those matters we are required to state to them in this review report, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's Directors as a body, for our review work, for this review report, or for the conclusions we have reached.

Directors' responsibilities
This Interim Report, including the financial information contained therein, is the responsibility of and has been approved by the Directors.

The Directors are responsible for preparing this Interim Report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board. A review consists principally of making enquiries of the Bank's management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the interim financial information on pages 6 to 12 as presented for the six month period ended 31 March 2007.

Ernst & Young
Dublin

9 May 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with se 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with secti of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosur Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **David Drumm**	4	State whether notification relates to a person connected with a person discharging manage responsibilities/director named in 3 and ident the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) deben or derivatives or financial instruments relatin shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Shares Issued on Exercise of Options**

	David Drumm – 79,646 **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538** **Anglo Irish Bank Nominees Limited a/c 722 – 101,567** **Chase – 431** **AIAC – 125,716**		
9	Number of shares, debentures or financial instruments relating to shares acquired **200,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Options – €4.675**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **510,898 Share – 0.07%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification 11 May 2007

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Matt Moran**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Shares Issued on Exercise of Options**

	Matt Moran – 6,640 **Goodbody Stockbrokers – 3,000** **AIAC – 25,175** **Chase Nominees – 50,000** **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538**		
9	Number of shares, debentures or financial instruments relating to shares acquired **100,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Options - €4.675**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **188,353 Shares – 0.025%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**
Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary**			

Date of notification 11 May 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Peter Butler**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Shares Issued on Exercise of Options and**

	Peter Butler – 8,408 **Anglo Irish Bank (Nominees) Limited a/c 359 – 2,093**		**Disposal of Shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **200,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed **200,000 Shares**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Share Options - €4.675** **Disposal of Shares – €16.20**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **210,501 Shares – 0.02%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**
Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification 11 May 2007**			

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Anthony Campbell**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Shares Issued on Exercise of Options and**

	Anthony Campbell – 231,764 **Anglo Irish Bank (Nominees) Limited a/c 359 – 1,572** **Lorraine Campbell – 1,300** **Alibank Nominees Limited – 60,000**		**Disposal of Shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **245,700 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed **145,700 Shares**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Share Options 100,000 at €4.675 and 145,700 at €1.18** **Disposal of Shares – 16.20**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **540,336 Shares – 0.07%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification 11 May 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Pat Whelan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Shares Issued on Exercise of Options**

	Pat Whelan – 129,813 **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538** **AIAC – 12,841**		
9	Number of shares, debentures or financial instruments relating to shares acquired **200,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Options - €4.675**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **346,192 Shares – 0.05%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification 11 May 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **William McAteer**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	William McAteer – 2,786,670 **Marie McAteer – 2,830** **Anglo Irish Bank (Nominees) Limited a/c 359 – 2,427** **AIAC – 75,525**		**Shares Issued on Exercise of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **500,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **Exercise of Options - €6.30**	14	Date and place of transaction **10th May, 2007**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **3,367,452 Shares – 0.44%**	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification 11 May 2007

Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 14th May 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,874,111 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 10th May 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	45,686,194
Credit Suisse International	187,917

This represents 6.02% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

15th May 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name	**Anglo Irish Bank**
Headline	**Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 18th May 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,729,762 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 16th May 2007.

Each company has an interest in the following number of shares:

Company	**Number of Shares**
Credit Suisse Securities (Europe) Limited	45,528,743
Credit Suisse International	201,019

This represents 5.99% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

18th May 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Interim Report**

Issuer: Anglo Irish Bank Corporation Plc

Date: 22 May 2007

Re: Unaudited Interim Report and Accounts for the period ended 31st March 2007

Listing Agent: J&E Davy

Telephone: 00353 1 614 8933

A COPY OF THE ABOVE ANNOUNCEMENT IS AVAILABLE FOR FOURTEEN BUSINESS DAYS FOLLOWING PUBLICATION, FROM THE COMPANY ANNOUNCEMENTS OFFICE, THE IRISH STOCK EXCHANGE, 28 ANGLESEA STREET, DUBLIN 2.

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

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Company name **Anglo Irish Bank**
Headline **Dividend Declaration**

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - INTERIM DIVIDEND 2007

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2007 Interim Dividend are that one new ordinary share will be credited as fully paid for every 314.930233 shares held where Dividend Withholding Tax applies and for every 251.944186 shares held where the Dividend Withholding Tax does not apply.

The issue price will be €16.325983 per ordinary share to shareholders on the register at the close of business on 18 May 2007 who held the required minimum number of shares.

24 May 2006

END

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ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - INTERIM DIVIDEND 2007

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2007 Interim Dividend are that one new ordinary share will be credited as fully paid for every 314.930233 shares held where Dividend Withholding Tax applies and for every 251.944186 shares held where the Dividend Withholding Tax does not apply.

The issue price will be €16.325983 per ordinary share to shareholders on the register at the close of business on 18 May 2007 who held the required minimum number of shares.

24 May 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 25th May 2007, Anglo Irish Bank Corporation plc. was notified that Lehman Brothers International (Europe) had a holding of 42,253,192 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 18th May 2007.

Also on 25th May 2007, Anglo Irish Bank Corporation plc. was notified that Lehman Brothers International (Europe) had a holding of 36,536,195 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 24th May 2007.

The holding following the transaction on 18th May 2007 represented 5.5 % of Anglo Irish Bank Corporation plc.'s issued share capital. The holding following the transaction on 24th May 2007 represents 4.8 % of Anglo Irish Bank Corporation plc.'s issued share capital

-ends-

29th May 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 5th June 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,809,640 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 31st May 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	45,589,484
Credit Suisse International	220,156

This represents 6.01% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

5th June 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 7th June 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,574,195 ordinary shares of €0.16 in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 5th June 2007.

Each company has an interest in the following number of shares:

Company	**Number of Shares**
Credit Suisse Securities (Europe) Limited	45,352,600
Credit Suisse International	221,595

This represents 5.98% of Anglo Irish Bank Corporation plc.'s current issued share capital.

-ends-

8th June 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Document Availability**

DOCUMENT AVAILABILITY

Anglo Irish Bank Corporation plc

- Scrip Dividend Election Offer Form.

A copy of the above document issued by Anglo Irish Bank Corporation plc is being submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:

1. Company Announcements Office
   Irish Stock Exchange
   28 Anglesea Street
   Dublin 2
   Ireland

   Tel: + 353 1 6174200

2. Financial Services Authority
   25 The North Colonnade
   Canary Wharf
   London E14 5HS
   United Kingdom

   Tel: + 44 207 066 1000

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: +353 1 6162123

Date: 8th June 2007

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
Name of person discharging managerial responsibilities/director **Tom Browne**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Tom Browne – 2,281 shares **Anglo Irish Bank (Nominees) Ltd a/c 359 – 3,538 shares** **Goodbody A/C – 879,769**		**Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme**
	Number of shares, debentures or financial instruments relating to shares acquired **8,330 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0. 001%**
1	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
3	Price per share or value of transaction **€2.535**	14	Date and place of transaction **20 June 2007 - Dublin**
5	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **893,918 shares – 0.11 %**	16	Date issuer informed of transaction **20 June 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

7	Date of grant	18	Period during which or date on which it can be exercised
9	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
1	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
3	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2123**

ǀame and signature of duly designated officer of issuer responsible for making notification
ǀATASHA MERCER Group Company Secretary
ǀate of notification : 20 June 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a)**
3	Name of person discharging managerial responsibilities/director **John Bowe**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	John Bowe – 21,961 shares **John Bowe & Frances Fearon – 4,340** **Anglo Irish Bank (Nominees) Ltd a/c 359 – 3,538 shares**		**Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **9,210**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€1.555**	14	Date and place of transaction **20 June 2007 – Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **39,049 shares – 0.005%**	16	Date issuer informed of transaction **20 June 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – + 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary**

Date of notification : 20 June 2007

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Lar Bradshaw**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Limited – 120,812 shares		**Purchase of Shares**
9	Number of shares, debentures or financial instruments relating to shares acquired **20,000 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€14.78**	14	Date and place of transaction **27 June 2007 – Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **140,812 shares – 0.018%**	16	Date issuer informed of transaction **27 June 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – 00 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
Natasha Mercer – Group Company Secretary
Date of notification: 27 June 2007

END

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Company name **Anglo Irish Bank**
Headline **Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at the close of business on 29 June 2007, Anglo's issued share capital consisted of 762,456,416 ordinary shares of nominal value €0.16 each with voting rights. In addition, Anglo holds 6,681,911 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 755,774,505.

The above figure (755,774,505) may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2902

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Company name **Anglo Irish Bank**
Headline **Brochure of Particulars**

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

INTERIM DIVIDEND 2007

Application has been made to the Irish Stock Exchange and the UK Listing Authority for the admission of 478,256 ordinary shares of nominal value of €0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority. Application has also been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme dated December 1997.

Such admission is expected to become effective and dealings to commence on these shares on 17th July 2007.

5th July 2007

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Tom Browne**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

			Anglo Irish Bank Corporation plc – Save As You Earn (SAYE) Scheme.
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction	14	Date and place of transaction
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **9th July 2007**	18	Period during which or date on which it can be exercised **Up to six months after completion of savings contract.**
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number) **1,791 Ordinary Shares of €0.16 each.**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€11.79**	22	Total number of shares or debentures over which options are held following notification **1,601,791**
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – + 353 1 616 2902**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 9 July 2007**

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Fintan Drury**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Limited – 53,626 shares		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **170 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.00002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July 2007– Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **53,796 shares – 0.007%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – 00 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification: 17th July 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Declan Quilligan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Declan Quilligan – 177,469 shares **Anglo Irish Bank (Nominees) Ltd A/C 359 – 2,683 shares**		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **571 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.00007%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July 2007– Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **180,723 shares – 0.023%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – 00 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification: 17th July 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Tom Browne**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Tom Browne – 2,281 shares **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538** **Goodbody A/C – 879,769**		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer.**
9	Number of shares, debentures or financial instruments relating to shares acquired **18 Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.000002%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July 2007 – Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **885,606 shares – 0.1%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or	22	Total number of shares or debentures over which

	indication that the price is to be fixed at the time of exercise		options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – + 353 1 616 2902**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 17th July 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **David Drumm**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	David Drumm – 279,646 **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538** **Anglo Irish Bank Nominees Limited a/c 722 – 101,567** **Chase – 431** **AIAC – 125,716**		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **1 – Share**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0000001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July, 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **510,899 Share – 0.07%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for

			queries **Natasha Mercer - + 343 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification 17th July 2007**

END

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Declan Quilligan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Declan Quilligan – 178,040 shares **Anglo Irish Bank (Nominees) Ltd A/C 359 – 2,683 shares**		**Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **2,696 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0003%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€4.51**	14	Date and place of transaction **19th July 2007– Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **183,419 shares – 0.024%**	16	Date issuer informed of transaction **19th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – 00 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification: 19th July 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Matt Moran**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Beneficial Acquisition of shares pursuant to**

	Matt Moran –106,640 **Goodbody Stockbrokers – 3,000** **AIAC – 25,175** **Chase Nominees – 50,000** **Anglo Irish Bank (Nominees) Limited a/c 359 – 3,538**		**Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **349 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.00004%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July, 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **188,702 Shares – 0.025%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**
Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary**			

Date of notification 17th July 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a)**
3	Name of person discharging managerial responsibilities/director **Peter Fitzgerald**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Peter Fitzgerald – 15,486 shares **Anglo Irish Bank (Nominees) Ltd a/c 359 – 3,538 shares**		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **60 Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.000007%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July 2007 – Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **19,084 shares – 0.002%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – + 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER - Group Company Secretary** **Date of notification : 17th July 2007**

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Anthony Campbell**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Beneficial Acquisition of Shares pursuant**

	Anthony Campbell – 331,564 **Anglo Irish Bank (Nominees) Limited a/c 359 – 1,572** **Lorraine Campbell – 1,300**		**to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **4 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0000005%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July, 2007 –Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **334,440 Shares – 0.04%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2123**
Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary**			

Date of notification 17th July 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Lar Bradshaw**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Limited – 140,812 shares		**Beneficial Acquisition of shares pursuant to Scrip Dividend Offer**
9	Number of shares, debentures or financial instruments relating to shares acquired **383 shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.00005%**
11	Number of shares, debentures or financial instruments relating to shares disposed **N/A**	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) **N/A**
13	Price per share or value of transaction **€16.325983**	14	Date and place of transaction **17th July 2007- Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **141,195 shares – 0.018%**	16	Date issuer informed of transaction **17th July 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer – 00 353 1 616 2123**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification: 17th July 2007

END

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Company name **Anglo Irish Bank**
Headline **Amended Announcement**

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - FINAL DIVIDEND 2007

The following replaces the announcement released on 13 December 2007 (RNS NR 8874J) at 16.16.

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2007 Final Dividend are that one new ordinary share will be credited as fully paid for every 106.518188 shares held where Dividend Withholding Tax applies and for every 85.214550 shares held where the Dividend Withholding Tax does not apply.

The issue price will be €11.086413 per ordinary share to shareholders on the register at the close of business on 7 December 2007 who held the required minimum number of shares.

14 December 2007

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **William McAteer**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	William McAteer - 1,788,242 **Marie McAteer - 2,830** **Bank of Ireland Nominees - 1,600,000** **Anglo Irish Assurance Company Ltd - 75,525** **Anglo Irish Bank Nominees Ltd (Profit Share) - 855**		**Beneficial holding purchased in Trust under the Employee Share Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **1,182**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.74**	14	Date and place of transaction **13th December 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **3,468,634 shares – 0.458%**	16	Date issuer informed of transaction **13th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 14th December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Pat Whelan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Pat Whelan - 428,814 **Goodbody Stockbrokers Nominees Ltd <GSCLT> - 2,571** **Anglo Irish Assurance Company Ltd - 12,841** **Anglo Irish Bank Nominees Ltd (Profit Share) - 1,966**		**Beneficial holding purchased in Trust under the Employee Share Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **1,182**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.74**	14	Date and place of transaction **13th December 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **447,374 shares – 0.059%**	16	Date issuer informed of transaction **13th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 14th December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Natasha Mercer**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Company Secretary named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Company Secretary named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Natasha Mercer - 14,771 **Anglo Irish Bank Nominees Ltd (Profit Share) - 1,966**		**Beneficial holding purchased in Trust under the Employee Share Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **1,182**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.74**	14	Date and place of transaction **13th December 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **17,919 shares – 0.002%**	16	Date issuer informed of transaction **13th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 14th December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **David Drumm**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	David Drumm - 781,218 **Chase Nominees Ltd - 432** **Anglo Irish Bank Nominees Ltd A/C 722 - 101,567** **Anglo Irish Assurance Company Ltd - 125,716** **Anglo Irish Bank Nominees Ltd (Profit Share) - 1,966**		**Beneficial holding purchased in Trust under the Employee Share Scheme**
9	Number of shares, debentures or financial instruments relating to shares acquired **1,182**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.74**	14	Date and place of transaction **13th December 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **1,012,081 shares – 0.133%**	16	Date issuer informed of transaction **13th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries

			Natasha Mercer: + 353 1 616 2092

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 14th December 2007**

END

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Company name **Anglo Irish Bank**
Headline **Disposal**

Sale of Swiss Private Banking Subsidiary

Anglo Irish Bank Corporation plc ("Anglo") today, Friday December 14th 2007, announces that it has agreed to sell its Swiss private banking subsidiary, ***Anglo Irish Bank (Suisse) SA***, and its affiliated Portuguese branch, ***Anglo Irish Bank – Sucursal em Portugal***, to St. Galler Kantonalbank, a leading Swiss cantonal bank. Subject to regulatory approval, the sale is expected to complete in the first quarter of 2008.

Commenting on the transaction, David Drumm, Group Chief Executive, said:

'Anglo has developed a successful niche private banking business in Switzerland with a broad international high net worth client base and a particular expertise in the area of alternative investments. St. Galler Kantonalbank will be an excellent partner to the business ensuring the continuity of outstanding client service while positioning it for future growth.'

On November 28th 2007, Anglo released audited 2007 results with pre-tax profits up 46% to €1.25 billion, its 22nd consecutive year of profit growth, with the Swiss and Portuguese businesses contributing less than 1% of the total. This sale is consistent with Anglo's focus on its core secured lending businesses in Ireland, the UK and the US together with its complementary wealth management and treasury businesses.'

14th December 2007

-ends-

Contact details:

David Drumm, Group Chief Executive
Anglo Irish Bank
Tel: +353 1 616 2001

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

END

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Company name **Anglo Irish Bank**
Headline **Dividend Declaration**

ANGLO IRISH BANK CORPORATION PLC

SCRIP TERMS - FINAL DIVIDEND 2007

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2007 Final Dividend are that one new ordinary share will be credited as fully paid for every 106.497721 shares held where Dividend Withholding Tax applies and for every 85.214549 shares held where the Dividend Withholding Tax does not apply.

The issue price will be €11.086413 per ordinary share to shareholders on the register at the close of business on 7 December 2007 who held the required minimum number of shares.

13 December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **William McAteer**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Share of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction **Share Purchase**

	William McAteer – 2,086,670 **Marie McAteer – 2,830** **Bank of Ireland Nominees Limited – 1,200,000** **Anglo Irish Bank (Nominees) Limited a/c 359 – 2,427** **AIAC – 75,525**		
9	Number of shares, debentures or financial instruments relating to shares acquired **100,000 – Shares**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.013%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.60**	14	Date and place of transaction **4th December 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **3,467,452 Shares – 0.458%**	16	Date issuer informed of transaction **5th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer - + 343 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification 5th December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Noël Harwerth**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Nil		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **6,060**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.0008%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€11.33**	14	Date and place of transaction **28th November 2007 – New York**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **6,060 shares – 0.0008%**	16	Date issuer informed of transaction **4th December 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 4th December 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 20 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at 30 November, Anglo's issued share capital consists of 766,119,614 ordinary shares of nominal value €0.16 each with voting rights. Anglo holds 9,105,121 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 757,014,493.

The above figure 757,014,493 may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2092

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 29th November 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 52,329,327 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 27th November 2007.

Each company has an interest in the following number of shares:

Company	**Number of Shares**
Credit Suisse Securities (Europe) Limited	52,124,990
Credit Suisse International	204,337

This represents 6.92% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

30th November 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Ned Sullivan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Ltd - 427,584		Shares purchased
9	Number of shares, debentures or financial instruments relating to shares acquired **12,500**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.350**	14	Date and place of transaction **28th November 2007- Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **440,084 shares – 0.05%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 29th November 2007

END

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Michael Jacob**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Michael Jacob - 65,274 **Michael Jacob & Helen Jacob - 654,088** **Helen Mary Jacob & Michael Desmond Jacob - 5,200** **Tilman Asset Management - 22,359**		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **14,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.700**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **760,921 shares – %**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 29th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Anne Heraty**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Davycrest Nominees Limited - 25,000		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **28,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.003%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.75**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **53,000 shares – 0.007%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 29th November 2007

END

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Lar Bradshaw**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Ltd - 141,195		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **42,600**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.005%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.600**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **183,795 shares – 0.024%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Fintan Drury**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Ltd - 53,796		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **23,175**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.003%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.600**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **76,971 shares – 0.10%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Gary McGann**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Chase Nominees Ltd - 140,028		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **9,225**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.001%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.600**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **149,253 shares – 0.019%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Sean FitzPatrick**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Sean FitzPatrick - 4 **Chase Nominees Ltd - 4,211,720** **Anglo Irish Assurance Company Ltd - 299,416** **Anglo Irish Bank Nominees Ltd (Profit Share) - 1,572**		**Shares purchased**
9	Number of shares, debentures or financial instruments relating to shares acquired **47,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.006%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€10.600**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **4,559,712 shares – 0.6033%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

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Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Natasha Mercer**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Company Secretary named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Company Secretary named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

			Grant of Options
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **28th November 2007**	18	Period during which or date on which it can be exercised **Basic Tier – 28th November 2010 to 28th November 2017** **Second Tier – 28th November 2012 to 28th November 2017** **ESOP – 28th November 2010 to 28th November 2017**
19	Total amount paid (if any) for grant of the option **Basic Tier Options - €1.25** **Second Tier Options - €1.25** **ESOP - €2.50**	20	Description of shares or debentures involved (class and number) **Basic Tier Options - 12,500** **Second Tier Options – 25,000** **ESOP – 12,500**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€9.93**	22	Total number of shares or debentures over which options are held following notification **79,021**
23	Any additional information	24	Name of contact and telephone number for

			queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 28th November 2007**

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Peter Fitzgerald**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

			Grant of Options
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **28th November 2007**	18	Period during which or date on which it can be exercised **Basic Tier – 28th November 2010 to 28th November 2017** **Second Tier – 28th November 2012 to 28th November 2017** **ESOP – 28th November 2010 to 28th November 2017**
19	Total amount paid (if any) for grant of the option **Basic Tier Options - €1.25** **Second Tier Options - €1.25** **ESOP - €2.50**	20	Description of shares or debentures involved (class and number) **Basic Tier Options - 25,000** **Second Tier Options – 50,000** **ESOP – 25,000**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€9.93**	22	Total number of shares or debentures over which options are held following notification **325,501**
23	Any additional information	24	Name of contact and telephone number for

			queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 28th November 2007**

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Peter Butler**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Peter Butler - 8,408 **Anglo Irish Bank Nominees Ltd (Profit Share) - 2,093**		**Shares issued on Exercise of Options** **& Grant of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **100,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.013%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **110,501 – 0.014%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **28th November 2007**	18	Period during which or date on which it can be exercised **Basic Tier – 28th November 2010 to 28th November 2017** **Second Tier – 28th November 2012 to 28th November 2017** **ESOP – 28th November 2010 to 28th November 2017**
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)

	Basic Tier Options - €1.25 **Second Tier Options - €1.25** **ESOP - €2.50**		**Basic Tier Options - 25,000** **Second Tier Options – 50,000** **ESOP – 25,000**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€9.93**	22	Total number of shares or debentures over which options are held following notification **502,224**
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 28th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Matt Moran**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Matt Moran - 106,989 **Chase Nominees Ltd - 50,000** **Goodbody Stockbrokers - 3,000** **Anglo Irish Assurance Company Ltd - 25,175** **Anglo Irish Bank Nominees Ltd (Profit Share) - 3,538**		**Shares issued on Exercise of Options** **& Grant of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **100,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.013%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€2.925**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **288,702 – 0.038%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **28th November 2007**	18	Period during which or date on which it can be exercised **Basic Tier – 28th November 2010 to 28th November 2017**

			Second Tier – 28th November 2012 to 28th November 2017 **ESOP – 28th November 2010 to 28th November 2017**
19	Total amount paid (if any) for grant of the option **Basic Tier Options - €1.25** **Second Tier Options - €1.25** **ESOP - €2.50**	20	Description of shares or debentures involved (class and number) **Basic Tier Options - 25,000** **Second Tier Options – 50,000** **ESOP – 25,000**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€9.93**	22	Total number of shares or debentures over which options are held following notification **508,602**
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 28th November 2007**

END

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Company name **Anglo Irish Bank**
Headline **Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **John Bowe**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	John Bowe - 31,251 **John Bowe & Frances Fearon - 4,353** **Anglo Irish Bank Nominees Ltd (Profit Share) - 3,538**		**Shares issued on Exercise of Options** **& Grant of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **25,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.003%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **64,142 – 0.008%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant **28th November 2007**	18	Period during which or date on which it can be exercised **Basic Tier – 28th November 2010 to 28th November 2017** **Second Tier – 28th November 2012 to 28th November 2017** **ESOP – 28th November 2010 to 28th November 2017**
19	Total amount paid (if any) for grant of the option **Basic Tier Options - €1.25**	20	Description of shares or debentures involved (class and number) **Basic Tier Options - 25,000**

	Second Tier Options - €1.25 **ESOP - €2.50**		**Second Tier Options – 50,000** **ESOP – 25,000**
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise **€9.93**	22	Total number of shares or debentures over which options are held following notification **427,196**
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification **NATASHA MERCER Group Company Secretary** **Date of notification : 28th November 2007**

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Tony Campbell**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **PDMR named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **PDMR named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Anthony Campbell - 331,568 **Lorraine Campbell - 1,300** **Anglo Irish Bank Nominees Ltd (Profit Share) - 1,572**		**Shares issued on Exercise of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **200,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.026%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **534,440 – 0.070%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary **Date of notification : 28th November 2007**

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Declan Quilligan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Declan Quilligan - 180,736 **Anglo Irish Bank Nominees Ltd (Profit Share) - 2,638**		**Shares issued on Exercise of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **300,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.039%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **100,000@ €4.675** **200,000 @ €7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **483,419 – 0.063%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification

NATASHA MERCER Group Company Secretary

Date of notification : 28th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **Pat Whelan**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	Pat Whelan - 327,242 **Goodbody Stockbrokers Nominees Ltd <GSCLT> - 2,571** **Anglo Irish Assurance Company Ltd - 12,841** **Anglo Irish Bank Nominees Ltd (Profit Share) - 3,538**		**Shares issued on Exercise of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **100,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.013%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **446,192 – 0.059%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries **Natasha Mercer: + 353 1 616 2092**

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

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Company name	**Anglo Irish Bank**
Headline	**Director/PDMR Shareholding**

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer **Anglo Irish Bank Corporation plc**	2	State whether the notification relates to: (i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii). **Both (i) and (ii) and pursuant to Disclosure Rule** **3.1.4 (1) (a) & 3.1.4 (1) (b)**
3	Name of person discharging managerial responsibilities/director **David Drumm**	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person **Director named in 3**
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. **Director named in 3 above**	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares **Ordinary Shares of €0.16 each**
7	Name of registered shareholder(s) and, if more than one, number of shares held by each of them	8	State the nature of the transaction

	David Drumm - 279,646 **Chase Nominees Ltd - 432** **Anglo Irish Bank Nominees Ltd A/C 722 - 101,567** **Anglo Irish Assurance Company Ltd - 125,716** **Anglo Irish Bank Nominees Ltd (Profit Share) - 3,538**		**Shares issued on Exercise of Options**
9	Number of shares, debentures or financial instruments relating to shares acquired **500,000**	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) **0.066%**
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
13	Price per share or value of transaction **€7.965**	14	Date and place of transaction **28th November 2007 - Dublin**
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) **1,010,899 – 0.133%**	16	Date issuer informed of transaction **28th November 2007**

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries

			Natasha Mercer: + 353 1 616 2092

Name and signature of duly designated officer of issuer responsible for making notification
NATASHA MERCER Group Company Secretary
Date of notification : 28th November 2007

END

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Company name **Anglo Irish Bank**
Headline **Buyback & Cancellation**

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STOCK EXCHANGE ANNOUNCEMENT

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Anglo Irish Bank Corporation plc
(the "Issuer")

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JPY7,000,000,000 Floating Rate Notes due 29 May 2009 – Series Number 426 under the EUR 30,000,000,000 Euro Medium Term Note Programme (the "Notes")

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FOR IMMEDIATE RELEASE – 23 November 2007

RE: Buyback and Cancellation of Listing

The Issuer wishes to announce that a buyback of the Notes with a trade date of 21 November 2007.

The Issuer has requested, and the Irish Stock Exchange has agreed to cancel the listing of the Notes on the Official List and from trading on the Main Market of the Irish Stock Exchange with effect from today, 23 November 2007.

J & E Davy
Listing Agent

Aoife Colgan
+ 353 1 614 8933

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

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Company name **Anglo Irish Bank**
Headline **Buyback & Cancellation**

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-
-

STOCK EXCHANGE ANNOUNCEMENT

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-
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Anglo Irish Bank Corporation plc
(the "Issuer")

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EUR 5,000,000 Senior Zero Coupon Notes due June 2010
under the EUR 30,000,000,000 Euro Medium Term Note Programme (the "Notes")

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-

FOR IMMEDIATE RELEASE – 22 November 2007

RE: Buyback and Cancellation of Listing

The Issuer wishes to announce that a buyback of the Notes with a trade date of 21 November 2007.

The Issuer has requested, and the Irish Stock Exchange has agreed to cancel the listing of the Notes on the Official List and from trading on the Main Market of the Irish Stock Exchange with effect from today, 22 November 2007.

J & E Davy
Listing Agent

Niamh Moran
+ 353 1 614 8933

This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

END

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Company name	**Anglo Irish Bank**
Headline	**Notice of Results**

ANGLO IRISH BANK CORPORATION PLC
FINAL RESULTS 2007

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Final Results for the year ended 30th September 2007 on the morning of Wednesday, 28th November 2007. The Results will incorporate information relating to the Final Dividend.

The Results Presentation will be broadcast in a live web cast at 9.00 am on www.angloirishbank.com/investors

-Ends-

20th November 2007

END

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Company name **Anglo Irish Bank**
Headline **Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 20 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at 31 October 2007, Anglo's issued share capital consists of 763,391,665 ordinary shares of nominal value €0.16 each with voting rights. Anglo holds 7,650,338 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 755,741,327.

The above figure 755,741,327 may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2092

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

STANDARD FORM TR-1
VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: **Anglo Irish Bank Corporation plc.**
2. Reason for the notification (please tick the appropriate box or boxes):

[x] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation [i] : **INVESCO Plc**
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached: **19 October 2007**
6. Date on which issuer notified; **26 October 2007**
7. Threshold(s) that is/are crossed or reached: **5.00%**
8. Notified details:

A) Voting rights attached to shares			
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting sit
	Number of Shares	Number of Voting rights	Number of shares Direct
Anglo Irish Bank Corp IE00B06H8J93	**37,408,107**	**37,408,107**	**38,078,107**
SUBTOTAL A (based on aggregate voting rights)	**37,408,107**	**37,408,107**	**38,078,107**

B) Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
	38,078,107	**5.04%**

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

J P Morgan Chase - 737,414
Japan Trustee Services Bank - 580,800
Other - 36,759,893

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:

Done at [*place*] on [*date*].

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 25th October 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 52,970,266 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 23rd October 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	52,780,495
Credit Suisse International	189,771

This represents 7.01% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

26th October 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 17th October 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 52,535,849 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 15th October 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	52,352,337
Credit Suisse International	183,512

This represents 6.95% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

18th October 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 20 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at 28 September 2007, Anglo's issued share capital consists of 763,083,647 ordinary shares of nominal value €0.16 each with voting rights. Anglo holds 7,670,338 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 755,413,309.

The above figure 755,413,309 may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2092

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

STANDARD FORM TR-1
VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC
FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Anglo Irish Bank Corporation Plc

2. Reason for the notification (please tick the appropriate box or boxes):

[x] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Bear, Stearns International Trading Limited (Lee Mart 0207 516 5860)

4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:

12 September 2007

6. Date on which issuer notified;

17 September 2007

7. Threshold(s) that is/are crossed or reached:

Under 3%

8. Notified details:

A) Voting rights attached to shares							
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
IE00B06H8J93	25,867,731	25,867,731	Under 3%	Under 3%	Under 3%	Under 3%	
SUBTOTAL A (based on aggregate voting rights)	25,867,731	25,867,731	Under 3%	Under 3%		Under 3%	

B) Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
Under 3%	Under 3%	Under 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:

Done at [*place*] on [*date*].

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 5th September 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 53,370,599 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 31st August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	53,174,799
Credit Suisse International	195,800

This represents 7.067% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

5th September 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Trading Statement**

Anglo Irish Bank Corporation plc
Pre-close trading statement 5 September 2007

Summary

The Bank will deliver strong results for the year ended 30 September 2007. Our relationship focused business model has ensured continued momentum across our businesses throughout the period.

Reflecting this performance we anticipate earnings per share will exceed current estimated market consensus of 124 cent* by 5 cent.

Business performance

The Bank has again delivered high quality loan growth across all its geographies. We anticipate customer lending balances to increase in the mid 30% range for the full year. This strong performance in our core business reflects the opportunities available to us in each of our key markets. Most importantly, asset quality is robust while interest margins remain stable. Lending work in progress continues to replenish and is expected to exceed the level reported at March 2007.

It has been another strong period for the Bank's Treasury division with growth in customer funding close to €15 billion year to date – an increase of some 40%. This performance, together with the Group's consistent strategy of raising capital market funding ahead of requirements, contributes to the Bank's excellent liquidity position.

During the period we raised over €1.8 billion in additional capital. Our Tier 1 capital position is strong at in excess of 8% leaving the Bank very well placed for the future.

We continue to invest in the recruitment and development of talented professionals in order to capitalise on the significant opportunities for growth which we see across our businesses.

David Drumm, Group Chief Executive, commented:

"The Bank will deliver another record performance in 2007. We believe that the current uncertainty in markets demonstrates the attractiveness of our unique relationship driven model. Accordingly, we are fully committed to our proven strategy and are confident that it will continue to deliver high quality growth in 2008 and beyond."

**Excluding the €22 million pre-tax profit from the sale of the Bank's Isle of Man trust activities in December 2006.*

Note:
Preliminary results for the year ended 30 September 2007 will be released on Wednesday 28 November 2007.

Contact details:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank

Tel: +353 1 616 2003

Billy Murphy
Drury Communications
Tel: +353 1 260 5000

ENDS

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

STANDARD FORM TR-1
VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC
FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Anglo Irish Bank Corporation Plc

2. Reason for the notification (please tick the appropriate box or boxes):

[x] an acquisition or disposal of voting rights

[ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ] an event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation:

Bear, Stearns International Trading Limited (Lee Mart 0207 516 5860)

4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction and date on which the threshold is crossed or reached:

31 August 2007

6. Date on which issuer notified;

3 September 2007

7. Threshold(s) that is/are crossed or reached:

Over 3%

8. Notified details:

A) Voting rights attached to shares		
Class/type of shares (if	Situation previous to the Triggering	Resulting situation after the triggering transaction

possible using the ISIN CODE)	transaction						
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
IE00B06H8J93	Under 3%	Under 3%	25,867,731	25,867,731		3.425%	
SUBTOTAL A (based on aggregate voting rights)	Under 3%	Under 3%	25,867,731	25,867,731		3.425%	

B) Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		SUBTOTAL B (in relation to all expiration dates)		

Total (A+B)	**number of voting rights**	**% of voting rights**
25,867,731	25,867,731	3.425%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information:

END

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Company name **Anglo Irish Bank**
Headline **Directorate Change**

ANGLO IRISH BANK CORPORATION PLC

Anglo Irish Bank Corporation plc announces the appointment of Pat Whelan as Managing Director of Lending Ireland in succession to Tom Browne who has advised the Board of his intention to retire from the Bank toward the end of this calendar year. Tom plans to leave the banking sector to pursue private equity interests.

Pat joined the Bank in 1989 and has held a number of senior management positions in Lending. More recently, he has been Director of Group Risk and he was appointed to the Board in 2006.

David Drumm, Group Chief Executive, commented:

'Tom has made a huge contribution to our Bank over the last 17 years for which we thank him. On behalf of his colleagues, I'd like to wish him the very best as he embarks on this new chapter of his career. I am pleased that we have such a natural successor in Pat and I am confident he will lead our Irish business to the next level.'

Ends

For reference
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer

Anglo Irish Bank
Tel: +353 1 616 2000

END

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Company name **Anglo Irish Bank**
Headline **Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 20 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at 31 August 2007, Anglo's issued share capital consisted of 762,973,559 ordinary shares of nominal value €0.16 each with voting rights. Anglo holds 7,806,558 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 755,167,001.

The above figure 755,167,001 may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2092

END

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Company name **Anglo Irish Bank**
Headline **Amendment**

ANNOUNCEMENT

For Immediate Release 22 August 2007

Anglo Irish Bank Corporation plc
(acting through its UK Branch)
(the "Issuer")

€2 billion Global Covered Bond Programme (the "Programme")

EUR 500,000,000 4.25 per cent Fixed Rate Covered Bonds (the "Series 1 Bonds")

RE: AMENDMENT TO GENERAL PROVISIONS APPLICABLE TO THE BONDS

The Directors of the Issuer wish to announce that the Series 1 Bonds were converted to new global covered b form with effect from 17 August 2007.

Enquiries:	
Anglo Irish Bank Corporation plc	**Peter Geissel** **+ 353 1 616 2000**

This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange.

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc
("Anglo")
Holding in Company

On 20th August 2007, Anglo was notified by Bear Stearns International Trading Limited ("Bear Stearns") of the following:

1. Following a transaction on 2nd August 2007 Bear Stearns' holding in Anglo had fallen below 3% Total Voting Rights.

2. Following a transaction on 16th August 2007 Bear Stearns had a holding of 25,196,371 ordinary shares of €0.16 in Anglo representing 3.332% of Anglo Total Voting Rights.

3. Following a transaction on 17th August 2007 Bear Stearns' holding in Anglo had fallen below 3% of Total Voting Rights.

-ends-

21st August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name	**Anglo Irish Bank**
Headline	**Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 16th August 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,742,582 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 14th August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	45,551,100
Credit Suisse International	191,482

This represents 6.05% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

16th August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Anglo Irish Bank Corporation plc

Holding in Company

On 10th August 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,302,568 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 8th August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	45,093,235
Credit Suisse International	209,333

This represents 5.99% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

10th August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name	**Anglo Irish Bank**
Headline	**Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 9th August 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 45,515,443 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 7th August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	45,317,673
Credit Suisse International	197,770

This represents 6.02% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

10th August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 6th August 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 44,373,523 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 2nd August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	44,175,753
Credit Suisse International	197,770

This represents 5.87% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

7th August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

Anglo Irish Bank Corporation plc

Holding in Company

On 3rd August 2007, Anglo Irish Bank Corporation plc. was notified that Credit Suisse Securities (Europe) Limited and Credit Suisse International have an aggregate holding of 47,072,171 ordinary shares of €0.16 each in Anglo Irish Bank Corporation plc. This notification follows a transaction completed on 1st August 2007.

Each company has an interest in the following number of shares:

Company	Number of Shares
Credit Suisse Securities (Europe) Limited	46,874,401
Credit Suisse International	197,770

This represents 6.22% of Anglo Irish Bank Corporation plc.'s Total Voting Rights (issued share capital minus treasury shares).

-ends-

3rd August 2007

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc.

END

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Company name	**Anglo Irish Bank**
Headline	**Total Voting Rights**

ANGLO IRISH BANK CORPORATION PLC
('Anglo')

TOTAL VOTING RIGHTS

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Anglo announces that:

As at 31 July 2007, Anglo's issued share capital consisted of 762,973,559 ordinary shares of nominal value €0.16 each with voting rights. In addition, Anglo holds 6,805,558 ordinary shares as treasury shares with no voting rights. The total number of voting rights is therefore 756,168,001.

The above figure (756,168,001) may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Anglo under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

Contacts:

Natasha Mercer
Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: 00 353 1 616 2902

END

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Company name **Anglo Irish Bank**
Headline **Holding(s) in Company**

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   Anglo Irish Bank Corporation plc

2. **Reason for the notification** (please state **Yes/No**):

   An acquisition or disposal of voting rights: **Yes**

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

   An event changing the breakdown of voting rights:

   Other (please specify) :

3. **Full name of person(s) subject to the notification obligation** (iii):

   Bear Stearns International Trading Limited

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):

   14 June 2007

6. **Date on which issuer notified:**

   30 July 2007

7. **Threshold(s) that is/are crossed or reached:**

   Over 3%

8. **Notified details:**

   ....

A: Voting rights attached to shares

Class/type of shares if **Situation previous to the Triggering transaction** (vi)

possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)
IE00B06H8J93	2,750,019	2,750,019

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
IE00B06H8J93	28,748,794	28,748,794		3.803%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	Number of voting rights	% of voting rights
	28,748,794	3.803%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Natasha Mercer – Group Company Secretary

15. Contact telephone number:

616 2092

END

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